GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

Ref: PGC/ltop/adr241105

SEC MAIL PROCESSING
RECEIVED
NOV 30 2005
WASH. D.C. 209 SECTION

24 November 2005

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

05012973

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
DEC 05 2005
THOMSON
FINANCIAL

SCHEDULE OF DOCUMENTS ISSUED
11 OCTOBER 2005 to 24 NOVEMBER 2005

COMPANIES HOUSE FILINGS		
17 November 2005	-	Forms 88(2) re allotment of shares
24 November 2005	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
11 October 2005	-	Burberry Group PLC – Directorate change
12 October 2005	-	GUS plc – Burberry Group PLC First Half Trading Update
12 October 2005	-	GUS PLC Trading Statement
28 October 2005	-	GUS PLC Disposal
11 November 2005	-	GUS plc – Holding(s) in Company
15 November 2005	-	Burberry Group PLC Interim Results
17 November 2005	-	GUS PLC Burberry Demerger
17 November 2005	-	GUS PLC Interim Results
17 November 2005	-	GUS PLC Board Change
17 November 2005	-	Burberry Group PLC Demerger of Burberry
18 November 2005	-	GUS PLC Further re demerger
18 November 2005	-	GUS plc – Directors/PDMR shareholding
18 November 2005	-	Burberry Group PLC Further re Demerger
21 November 2005	-	GUS PLC Proposed demerger of Burberry
25 November 2005	-	GUS plc – Director/PDMR shareholding

82-5017

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Ref: chcorres.pgc.roc88(2)s

17 November 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	24,429	443	154
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED LIST UK Postcode	Class of shares Allotted Ordinary	Number allotted 25,026
Name Address UK Postcode	Class of shares Allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares Allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ **Date** 17 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper) The Works
5 Union Street Manchester M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 17 November 2005
COMPANY: G.U.S. PLC

ALLOTMENT DATE : 6TH OCTOBER 2005

Title	Forename(s)	Surname	Address						Shares Allotted
MR	STEPHEN MARK	ANDERSON	10 THE MEADOWS	OSWALDTWISTLE	ACCRINGTON	LANCASHIRE		BB5 3AL	363
MR	GRAHAM STEPHEN	BENNETT	27 REED CLOSE	BRIDGWATER	SOMERSET			TA6 6UX	726
MR	CHRISTOPHER GERALD	BLOOD	3 FAIRFIELDS DRIVE	PRIORY WOODS	RAVENSHEAD	NOTTINGHAN	NOTTINGHAMSHIRE	NG15 9HR	363
MRS	JULIE	BONNETT	38 MARLBOROUGH AVENUE	FALMOUTH	CORNWALL			TR11 4HS	181
MR	DARREN NORMAN	BRAMALL	23 MEADOW ROAD	RETTENDON COMMON	CHELMSFORD	ESSEX		CM3 8DU	290
MR	PETER	BRETT	9 DEACON DRIVE	LAINDON	BASILDON	ESSEX		SS15 5FY	363
MR	MARTIN	BUCKLE	CAIRNS	3 GRANGE COURT	WILFORD ROAD	RUDDINGTON	NOTTINGHAM	NG11 6NB	726
MRS	ALICE	BUMFORD	51 CHARLESWORTH AVE	MONKSPATH	SOLIHULL	WEST MIDLANDS		B90 4SE	581
MISS	SARAH	CAPPS	37 TURKER LANE	NORTHALLERTON	NORTH YORKSHIRE			DL6 1QL	181
MRS	JULIE	CARTWRIGHT	1 DRAKE CLOSE	BENFLEET	ESSEX			SS7 3YL	363
MRS	JO ANN	CLARKE	49 ST JOHN STREET	LONG EATON	NOTTINGHAM	NOTTINGHAMSHIRE		NG10 1BW	363
MR	PAUL	DARRINGTON	SHIRE COTTAGE	VINE FARM CLOSE	COTGRAVE	NOTTINGHAM	NOTTINGHAMSHIRE	NG12 3TU	544
MRS	HEATHER	DUNNE	56 ABBOTTS WALK	BANGOR	COUNTY DOWN			BT20 4BL	181
MRS	JOANNA	ELLIS	5 WICKLANE	WICKFORD	ESSEX			SS11 8AS	217
MRS	SHARON LORRAINE	ESNARD	27 POPLAR AVENUE	WARDEN HILLS	LUTON	BEDFORDSHIRE		LU3 2BP	726
MRS	KAREN C	FEATHERSTONE	39 VINE ST	WIDNES	CHESHIRE			WA8 6DW	726
MRS	ZENA DAWN	FISHER-EVANS	71 RAYNEHAM ROAD	PARKFIELDS	ILKESTON	DERBYSHIRE		DE7 8RJ	72
MRS	JANET EILEEN	FOSTER	25 THE RISE	POUNDHILL	CRAWLEY	WEST SUSSEX		RH10 7EN	508
MR	DANNY	FREER	15 THURLINGTON ROAD	LEICESTER	LEICESTERSHIRE			LE3 1NW	174
MISS	SAHRA	FURRE	FLAT 3	LASERON HOUSE	9 TOTTENHAM GREEN EAST	TOTTENHAM	LONDON	N15 4UA	363
MR	LEE	GARNETT	5 MORRIS STREET	RADCLIFFE	MANCHESTER	LANCASHIRE		M26 2HF	581
MR	STEPHEN	GLOVER	29 CONWAY CLOSE	AKRINGTON	MIDDLETON	MANCHESTER	LANCASHIRE	M24 1FN	145
MRS	BARBARA CAROLINE	HAMILTON	74 CHAUCER ROAD	HILLSIDE	RUGBY	WARWICKSHIRE		CV22 5RR	581
MR	EDWARD	HEAL	17 CARISBROOKE DRIVE	MAPPERLEY PARK	NOTTINGHAM	NOTTINGHAMSHIRE		NG3 5DS	726
MR	KEVIN ANTHONY	JONES	52 FARM ROAD	CHILWELL	BEESTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 5DA	544
MR	CHANDRA KUMAR	KULASINGHAM	19 MAIN ROAD	SHUTLANGER	NORTHAMPTONSHIRE			NN12 7RU	363
MISS	SUSAN	KWOK	162 OXFORD STREET	SWANSEA	WEST GLAMORGAN			SA1 3JN	72
MRS	SUSAN	MARRON	1 SOUTHFIELD RD	KNOTTINGLEY	WEST YORKSHIRE			WF11 OJR	363
MS	CHERYL	MASON	57 GREENWOOD PARK	HEDNESFORD	STAFFORDSHIRE			WS12 4DQ	363
MRS	GILLIAN MARGARET	MELLOR	15 TENNYSON AVE	CREWE	CHESHIRE			CW1 5JR	435
MRS	WENDY	MELVILLE	9 THE WYNDE	BISHOPSGARTH	STOCKTON ON TEES	CLEVELAND		TS19 8TX	581
MRS	GEETA	MISTRY	77 CHRISTOPHER DRIVE	THURMASTON	LEICESTER	LEICESTERSHIRE		LE4 7FX	1,089
MR	ABDUL	MUKTADIR	3 TIDWORTH ROAD	BOW	LONDON			E3 4XH	290
MRS	ANITA DENISE	NEVILLE	55 PREMIER AVENUE	GRAYS	ESSEX			RM16 2SJ	1,089
MR	JAMES STEPHEN	NICHOLSON	102 SEATON CRESCENT	ASPLEY	NOTTINGHAM	NOTTINGHAMSHIRE		NG8 5PX	726
MR	JOVY	PASCUA	10 SALISBURY ROAD	HOWNSLOW	MIDDLESEX			TW4 6JG	597
MRS	JACQUELYNNE HELEN	PRICE	80 NEW ROAD	RUMNEY	CARDIFF	SOUTH GLAMORGAN		CF3 3DE	145
MR	PAUL JOHN	REYNOLDS	103 MEADOW ROAD	WOLSTON	COVENTRY	WEST MIDLANDS		CV8 3JP	363
MRS	MICHELLE PAULA	ROBINSON	36 CORNHILL ROAD	CARLTON	NOTTINGHAM	NOTTINGHAMSHIRE		NG4 1GE	726
MRS	VALERIE	SCRIVEN	103 YORKLAND AVENUE	WELLING	KENT			DA16 2LQ	290
MR	SIMON	SHARPE	19 FAIRWAY CRESCENT	NEWTON	NOTTINGHAM	NOTTINGHAMSHIRE		NG13 8HJ	363
MRS	TANIA MICHELLE	SPEAKMAN	3 ELM GARDENS	TOWNVILLE	CASTLEFORD	WEST YORKSHIRE		WF10 3RB	363
MRS	KATHRYN	STANDLAND	21 HAMMERSMITH CLOSE	NUTHALL	NOTTINGHAM	NOTTINGHAMSHIRE		NG16 1PZ	181
MR	IAN	SUFFELL	26 OLD SCHOOL DRIVE	LONGSTON	PRESTON	LANCASHIRE		PR4 5YU	1,816

GUS plc
Attachment to Form 88(2) dated 17 November 2005
COMPANY: G.U.S. PLC

ALLOTMENT DATE : 6TH OCTOBER 2005

Title	Forename(s)	Surname	Address					Shares Allotted
MR	MARK DARREN	SWIFT	15 ALTOFTS LODGE DRIVE	ALTOFTS	NORMANTON	WEST YORKSHIRE	WF6 2LB	145
MRS	SUSAN	THOMPSON	12 PRIMROSE WALK	WOODFORD HALSE	DAVENTRY	NORTHAMPTONSHIRE	NN11 3HT	290
MRS	JOANNE	TUDOR	10 KIPLING GROVE	PONTEFRACT	WEST YORKSHIRE		WF8 1LF	377
MR	KEVIN	TULLEY	17A CARR LANE	SOUTH KIRKBY	PONTEFRACT	WEST YORKSHIRE	WF9 3DB	290
MRS	SARAH LOUISE	TURNER	12 MAPLIN GARDENS	BASILDON	ESSEX		SS14 1SR	726
MRS	NICOLA ROSE	WARD	37 MOTTISFONT ROAD	BOYATT WOOD	EASTLEIGH	HAMPSHIRE	SO50 4PN	726
MISS	VICTORIA ELAINE	WHITE	3 CORONATION STREET	SUTTON IN ASHFIELD	NOTTINGHAMSHIRE		NG17 5AE	145
MRS	TAMRYN	WILBY	91 POLLARDS FIELDS	FERRYBRIDGE	WEST YORKSHIRE		WF11 8TB	145
MR	STEPHEN J	WILKINSON	33 WALTON ROAD	SALE	CHESHIRE		M33 4AT	726
MISS	LOUISE JAYNE	WILLIAMS	248 BROADSTONE ROAD	HEATON CHAPEL	STOCKPORT	CHESHIRE	SK4 5HQ	290
MR	TERENCE	WILLIAMS	1B BRIDGEMAN ROAD	RADFORD	COVENTRY	WEST MIDLANDS	CV6 1NQ	363
								25,026

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
06	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,816		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name - Lloyds TSB Registrars Corporate Nominee Limited Address - The Causeway Worthing West Sussex BN99 6DA	Class of shares Allotted ORDINARY	Number allotted 2,816

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ____________________ **Date** 17 November 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064

Lloyds TSB Registrars, Alan Walsh Tel 01903 833309

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	10	2005	11	10	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,543	6,163	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.127	£6.530	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 7,706
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 7,706

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 17 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	260		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.72		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Vidacos Nominees Limited Part ID:-30XMH / Desig:-SSB1 Address Citigroup Centre Canada Square Canary Wharf London UK Postcode E14 5LB	Class of shares allotted Ordinary	Number allotted 260
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **260**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 17 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP/EX E PCT/3414 Tel: 0870 836 4064

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	**146575**
Company name in full	**GUS plc**
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,377		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares Allotted	Number allotted
Address	12 Tokenhouse Yard, London	Ordinary	508
UK Postcode	EC2R 7AN		
Name		Class of shares Allotted	Number allotted
Address	PLEASE SEE ATTACHED LIST	Ordinary	13,869
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ **Date** 17 November 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper) The Works
5 Union Street Manchester M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

GUS plc

Attachment to Form 88(2) dated 17 November 2005

Title	Forename(s)	Surname	Address				Postcode	Shares Exercised
MR	JOHN RICHARD	HUXLEY	22 BEACON ROAD	SUTTON COLDFIELD	WEST MIDLANDS		B73 5ST	544
MR	NICHOLAS DAVID	RICHARDSON	10 PENDLE CRESCENT	NOTTINGHAM			NG3 3EZ	363
MR	JOHN	WILSON	'LA FETE'	4 NEWSTEAD TERRACE	HUCKNALL		NG15 7EF	363
MRS	LISA ANN	PONTING	BRYNBEDWEN VILLA	ABERDARE ROAD	MOUNTAIN ASH		CF45 3PT	290
MRS	ELIZABETH ANN	REEVES	18 WELLFIELD ROAD	PIDDINGTON	HIGH WYCOMBE	BUCKS	HP14 3BP	145
MRS	MARILYN	TUCKER	11 WIGMORE GARDENS	WORLE	WESTON SUPER MARE		BS22 9AG	871
MRS	EUNICE	KAY	11 EDEN COURT	MEADOWLANDS ORDSALL	RETFORD	NOTTS	DN22 7WW	290
MR	MALCOLM LEONARD	BAXTER	77 ELIZABETH WAY	LAINDON	BASILDON	ESSEX		290
MRS	DEBORAH	LOCKWOOD	41 RHODES STREET	CASTLEFORD			WF10 1LE	145
MRS	MANBIR	SANDHU	61 PORTLAND ROAD	EDGBASTON	BIRMINGHAM		B16 9HS	581
MRS	JACQUELINE MARY	STROUD	PLAISTERS COTTAGE	HINDERS LANE	HUNTLEY	GLOS	GL19 3EZ	217
MRS	JANET	CURRELL	28 WELCH ROAD	ELSON	GOSPORT HANTS		PO12 4PZ	145
MR	JASON VAUGHAN	LEWIS	6 HOLYHILL	TOWCESTER	NORTHANTS		NN12 6TD	181
MRS	CHRISTINE GAY	DART	103 HILLYFIELDS	WELWYN GARDEN CITY	HERTS		AL7 2EA	653
MRS	A	FEARNLEY	9 WILLOW COURT	SMAWTHORNE ESTATE	CASTLEFORD	WEST YORKSHIRE	WF10 4HE	145
MISS	YVETTE CLAIRE	GIBBERD	21 DERBY STREET	BEESTON	NOTTINGHAM		NG9 2LG	1816
MISS	BARBARA	WATSON	473 WHITMORE WAY	BASILDON	ESSEX		SS14 2HN	363
MR	ANDREW RICHARD	CAMENISCH	14 BEVERLEY GDNS	GEDLING	NOTTINGHAM		NG4 3LF	72
MR	NEIL	JACK	17 CARSWELL PLACE	DUNFERMLINE			KY12 9YJ	145
MISS	SAKINA	BASHIR	41 LEAMINGTON ROAD	BLACKBURN	LANCS		BB2 6ER	435
MR	DAVID	WALTON	529 PLODDER LANE	FARNWORTH	BOLTON		BL4 0LB	435
MR	ANDREW STUART	SIMPSON	13 BEACONSFIELD TERRACE	NORTHAMPTON			NN1 3ES	363
MR	GARY MCLEAN	ROBERTSON	28 SUNDEW STREET	NEW MEADOWS	COVENTRY		CV2 1SY	290
MRS	SARAH	KEMP	43 WELLCOME AVE	DARTFORD	KENT		DA1 5JL	145
MR	DERRICK	TYSON	55 OAKWOOD AVENUE	WAKEFIELD	WEST YORKSHIRE		WF2 9JT	290
MISS	NAZMA	PATEL	30 BRIXTON ROAD	PRESTON	LANCS		PR1 4NR	363
MR	PIYUSH	PATEL	4 HIGH STREET	RAINHAM	KENT		ME8 7SE	152
MR	JAMES THOMAS	SMITH	1 WEST CLOSE	STEVENAGE	HERTS		SG1 1PW	145
MR	NAND KUMAR	SAHI	48 GRIFON ROAD	CHAFFORD HUNDRED	GRAYS	ESSEX	RM16 6RJ	1453
MS	E	SUSZKO	FLAT 3	NASSAU LODGE	NASSAU ROAD	BARNES	SW13 9QD	1816
MR	PAUL JOSEPH	HIRST	11 PINDERS SQUARE	WAKEFIELD			WF1 4SJ	363
								13,869

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2396		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.757		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Ms Wendy Munt	Class of shares allotted	Number allotted
Address 7 Gilbert Scott Court	Ordinary	2,396
Towcester		
UK Postcode N N 1 2 6 D X		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**2,396**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 17 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,497	1,743	1,828
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 17 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,389		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	648p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name Address UK Postcode	PLEASE SEE ATTACHED LIST	Class of shares allotted Ordinary	Number allotted 9,457
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ **Date** 17 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper) The Works
5 Union Street Manchester M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 17 November 2005

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MRS	LINDA T	BARBER	332 LIVERPOOL ROAD	WIDNES	CHESHIRE		WA8 7HT	217
MS	SAMANTHA	BATEMAN	71 GIRTON ROAD	NORTHOLT	MIDDLESEX		UB5 4ST	1,306
MRS	SANDRA	BRENNAN	4 HARVARD CLOSE	WATER'S EDGE	RUNCORN	CHESHIRE	WA7 6NU	54
MR	JAMES WILLIAM	BROTHERDALE	77 ALVINGTON WAY	MARKET HARBOROUGH	LEICESTERSHIRE		LE16 7NF	726
MRS	ANGELA	BUTTERWORTH	4 BRETHERTON CLOSE	LEYLAND	LANCASHIRE		PR26 7XH	325
MRS	PATRICIA MARIE	HEYES	166 MOORFIELD ROAD	WIDNES	CHESHIRE		WA8 3HL	108
MRS	KAREN	HUGHES	20 SMITHY LANE	CRONTON	WIDNES	CHESHIRE	WA8 5BS	1,374
MRS	MARILYN JEAN	LEONARD	THE CONIFERS	5 SUNNYBANK AVENUE	NEWTON	PRESTON	PR4 3TN	403
MR	ANDREW	MAYBURY	112 SPETCHLEY ROAD	WORCESTER	WORCESTERSHIRE		WR5 2LX	3,748
MRS	HAZEL	MCDONALD	1 ASHLANDS AVENUE	BOOTHSTOWN	WORSLEY	MANCHESTER	M28 1SE	217
MRS	KAREN	SMITH	30 WETHERBY CLOSE	STEVENAGE	HERTFORDSHIRE		SG1 5RX	326
MR	THOMAS JAMES	STEWART	68 LINCOLN WAY	CANVEY ISLAND	ESSEX		SS8 9SF	363
MRS	KAREN ADRIENNE	THORPE-MORGAN	31 DINGLEDERRY	OLNEY	BUCKINGHAMSHIRE		MK46 5ES	290
								9,457

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	931		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.~~60~~442 £5-23		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Annette Gibson Address 51 Raymond Street, South Circular Road, Dublin 8, R O Ireland UK Postcode	Class of shares allotted Ordinary	Number allotted 931
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 931

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ **Date** 17 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4977	5079	4240
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	6.530	6.755	8.092

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 14296
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **14296**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 17 November 2005

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	28,138	5,524	2,088
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	1,392
UK Postcode	EC2R 7AN		
Name	PLEASE SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		Ordinary	42,908
Name		Class of shares allotted	Number allotted
Address		Ordinary	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : **2**

Signed ______________________________ **Date** ________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	**146575**
Company name in full	**GUS plc**
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
26	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,550		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	648p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________________ **Date** 17 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 17 November 2005

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	ADRIAN WILLIAM	AXTELL	14 ABEL CLOSE	HEMEL HEMPSTEAD	HERTFORDSHIRE		HP2 4BL	847
MRS	CHRISTINE	BARLOW	73 ALDER AVENUE	WIDNES	CHESHIRE		WA8 6QD	1,026
MRS	SYLVIA JOYCE	BERRY	309 DEANE CHURCH LANE	BOLTON	LANCASHIRE		BL3 4ES	868
MRS	LORRAINE ANNE	BRAY-COTTON	TOADE HOUSE	17 CRAWLEY ROAD	CRANFIELD	BEDS	MK43 0AA	581
MRS	ALICIA	BRIGGS	1 BLACK DENTON PLACE	WIDNES	CHESHIRE		WA8 0AW	1,445
MR	DEREK	BRISCOE	2 CRONTON PARK AVENUE	WIDNES	CHESHIRE		WA8 5DJ	598
MRS	N M	BROWN	75 KINGSTHORNE PARK	HUNTS CROSS	LIVERPOOL		L25 0QR	217
MRS	VALERIE	COLEBROOK	2 MANSELL CLOSE	WIDNES	CHESHIRE		WA8 9WL	130
MRS	KIMBERLY ANN	CROMPTON-VARLE	26 SALTERTON DRIVE	BOLTON	LANCASHIRE		BL3 3RG	217
MR	PATRICK	CULLIGAN	155 ROYAL OAK DRIVE	SELSTON	NOTTINGHAM		NG16 6RJ	3,748
MR	DAVID KEITH	DODGE	CATKINS	UPPER STANLEY ROAD	HIGH WYCOMBE	BUCKS	HP12 4DB	1,453
MRS	JANET	DOUGLAS	6 MISTY CLOSE	HOUGH GREEN	WIDNES	CHESHIRE	WA8 4GB	3,748
MRS	PATRICIA L	EDWARDS	265 DITCHFIELD ROAD	WIDNES	CHESHIRE		WA8 8JE	599
MRS	HELEN	GRADY	22 HILARY CLOSE	WIDNES	CHESHIRE		WA8 3HT	854
MRS	KERRY LOUISE	GWILLIAM	50 DUNDALK ROAD	WIDNES	CHESHIRE		WA8 8DB	68
MRS	ANNE	HARRINGTON	355 CHERRY SUTTON	HOUGH GREEN	WIDNES		WA8 9TF	1,824
MRS	FRANCES	HEMBROW	2 APPLEBY CLOSE	HOGHTON	PRESTON	LANCS	PR5 0BE	66
MRS	KAREN	HUGHES	1 ELM GROVE	BROMLEY CROSS	BOLTON		BL7 9LE	256
MRS	PAULINE	JACKSON	16 OSPREY AVENUE	WESTHOUGHTON	BOLTON	LANCASHIRE	BL5 2SL	503
MRS	SURYAKATHAM	KADDILI	157 NEW HALL LANE	PRESTON	LANCASHIRE		PR1 5XA	3,748
MISS	ANGELA	KELLY	14 SMYTH ROAD	WIDNES	CHESHIRE		WA8 3LT	749
MRS	BRENDA	KIPPEN	36 LOWER NEW ROW	WORSLEY	MANCHESTER	LANCASHIRE	M28 1BE	1,071
MISS	LYNN MARGARET	MARSH	158 ARNOLD STREET	BOLTON	LANCASHIRE		BL1 3EX	43
MRS	PAMELA	MARSHALL	28 EAST DRIVE	CLEADON	SUNDERLAND		SR6 7TE	1,481
MISS	TARA LORRAINE	MCCARTHY	33 LOGAN STREET	HIGHBURY VALE	NOTTINGHAM		NG6 9FZ	363
MISS	JENNIFER	MCGRADY	80 CHATSWORTH DRIVE	WELLINGBOROUGH	NORTHANTS		NN8 5FB	726
MISS	YVONNE	MITCHELL	263 BOLTON ROAD	RADCLIFFE	MANCHESTER		M26 3QP	86
MRS	FRANCES	NANSON	20 LYNTON CRESCENT	WIDNES	CHESHIRE		WA8 7NS	465
MRS	MARIE	NEEDHAM	340 WILLOWS LANE	BOLTON	LANCASHIRE		BL3 4HH	43
MRS	WENDY	OLIVER	2A MOORFIELD ROAD	HALTON VIEW	WIDNES		WA8 3JE	598
MISS	KERRY	OWEN	123 LAKESIDE CLOSE	HOUGH GREEN	WIDNES	CHESHIRE	WA8 8RQ	3,748
MISS	JANE	PARSISSON	63 HIGHFIELD DRIVE	FARNWORTH	BOLTON		BL4 0RR	837
MRS	DEEPA	PATEL	1 HALLGATE	WESTHOUGHTON	BOLTON	LANCS	BL5 2SF	3,748
MRS	BARBARA	PETERS	27 ELLESMERE ROAD	BOLTON	LANCASHIRE		BL3 3JT	543
MR	MALCOLM	PITCHER	3 NEW ROAD	BOURNEMOUTH	DORSET		BH10 7DN	522
MRS	LINDA	PLATT	1 COWAN WAY	WIDNES	CHESHIRE		WA8 9BJ	543
MS	MARY	QUINN	12 SINGLETON AVENUE	BOLTON	LANCASHIRE		BL2 6JG	149
MR	STEPHEN	RATTIGAN	MERRYDALE COTTAGE	4 WOOL ROYD	SLAITHWAITE	HUDDERSFIELD	W HD7 5UZ	504

GUS plc

Attachment to Form 88(2) dated 17 November 2005

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	NICHOLAS JAMES	ROBERTS	2 UPLAND RISE	WALTON	CHESTERFIELD	DERBYSHIRE	S40 2DD	1,073
MRS	MARGARET JEAN	SCRAGG	23 REGENT ROAD	WIDNES	CHESHIRE		WA8 6EP	162
MRS	ELIZABETH	SELBY	23 BISHOPS FIELD	ASTON CLINTON	AYLESBURY	BUCKINGHAMSHIRE	HP22 5BB	241
MRS	SHEILA	SHAW	2 ASH ROAD	KEARSLEY	BOLTON	LANCASHIRE	BL4 8LS	46
MR	STEVEN	SHERIDAN	28 BANKFIELD ROAD	HOUGH GREEN	WIDNES	CHESHIRE	WA8 7UW	282
MR	CLIVE LINTORN GEORGE	SHORE	SHEET MILL HOUSE	MILL LANE	SHEET	NEAR PETERSFIELD H	GU32 2AJ	424
MRS	ALISON LOUISE	STEWART	68 LINCOLN WAY	CANVEY ISLAND	ESSEX		SS8 9SF	363
MRS	SUSAN	STREET	5 RADNOR DRIVE	WIDNES	CHESHIRE		WA8 7PP	217
MRS	SUSAN MARGARET	SYDDALL	681 ST HELENS ROAD	BOLTON	LANCASHIRE		BL3 3SQ	543
MRS	SUSAN	THATCHER	106 SEYMOUR ROAD	ASTLEY BRIDGE	BOLTON		BL1 8PU	108
MRS	JOAN	WAUGH	5 OXBOROUGH CLOSE	WIDNES	CHESHIRE		WA8 9FX	434
								42,908

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,395		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.092		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* Copy

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA address checked to screen	Class of shares allotted Ordinary	Number allotted 6,395
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 6,395

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 17 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,091	5,181	4,510
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.755	£8.092

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 13,010
Name MR.DAVID HINCHLEY Address 20 LEACONFIELD GARTH FOLLIFOOT HARROGATE N YORKSHIRE UK Postcode HG3 1NF	Class of shares allotted Ordinary	Number allotted 1,772
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 14,782

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 17 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,212	514	130
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares Allotted Ordinary	Number allotted 2,856
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : **2**

Signed ______________________ **Date** 17 November 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

GUS plc

Attachment to Form 88(2) dated 17 November 2005

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MRS	BARBARA	BRADSHAW	4 BANK FIELD	WESTHOUGHTON	BOLTON	LANCASHIRE	BL5 2QG	443
MRS	ALISON	BRIERLEY	8 BRAMCOTE DRIVE	WOLLATON	NOTTINGHAM		NG8 2NH	726
MR	ZORIGT WILLIAM	GIBBENS	7 MANOR ROAD	BINGHAM	NOTTINGHAM		NG13 8EA	363
MRS	JUDITH ANN	HADWIN	347 WASKERLEY ROAD	WASHINGTON	TYNE AND WEAR		NE38 8HD	290
MRS	PAULINE	HORNSBY	26 HORSTONE ROAD	GREAT SUTTON	ELLESMERE PORT		CH66 2JW	145
MISS	ANGELA	KELLY	14 SMYTH ROAD	WIDNES	CHESHIRE		WA8 3LT	217
MRS	SARAH JAYNE	SANDERSON	3 TOWNSWAY	LOSTOCK HALL	PRESTON		PR5 5QY	201
MRS	DENISE	VICKERS	6 PARKLANDS DRIVE	SPRINGFEILD	CHELMSFORD		CM1 7RJ	181
MRS	SANDRA	WILLIAMS	88 HOEL OFFA	COEDPOETH	WREXHAM	CLWYD	LL11 3EP	290
								2856

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,709	4,679	4,019
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.755	£8.092

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	11,868
Name Mr.Stephen Bailey Address Bougainvillea 1 Abbey Gardens Great Haywood UK Postcode ST18 0RY	Ordinary	1,539
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**13,407**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 17 November 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,953		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3,953
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 3,953

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 17 November 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Lloyds TSB Registrars

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

88(2)

Website: www.shareview.co.uk

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	690		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Facsimile: 0870 600 3980
Textel/Minicom service: 0870 600 3950

share

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 690
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 690

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 17 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1722	7830	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£8.092	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 9552
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 9,552

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 17 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should	PG Cooper, GUS plc, The Works 5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	11	2005	11	11	2005

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,283		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 8,283
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 8,283

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________ **Date** 17 November 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP EXEC / JW/2008 Tel: 0870 836 4064

82 5017

Ref: chcorres.pgc.roc88(2)s

24 November 2005

SEC MAIL PROCESSING RECEIVED NOV 3 0 2005 WASH. D.C. 205 SECTION

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	**146575**
Company name in full	**GUS plc**
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
2	9	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,751		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	653p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID 142CN/Desig - ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares Allotted Ordinary	Number allotted 1,751
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 26 November 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,594		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 4,594
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 4,594

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 25 November 2005

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,740	13,327	241
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address C/O Sharedealing Services, The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares Allotted Ordinary	Number allotted 145
Name PLEASE SEE ATTACHED SCHEDULE$ Address UK Postcode	Class of shares Allotted Ordinary	Number allotted 15,163
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________ **Date** 23 November 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

GUS plc
Attachment to form 88(2)dated 24 November 2005

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MRS	M	ASTON	15 EASTDOWN	CASTLEFORD	WEST YORKSHIRE		WF10 4SG	290
MRS	DONNA ANN	BAKER	105 QUANTOCK ROAD	BRIDGWATER	SOMERSET		TA6 7EJ	363
MRS	DENISE	BILLINGTON	5 DORSET ROAD	BRIDGWATER	SOMERSET		TA6 5PP	290
MR	RONALD	BOLD	29 GRAYMAR ROAD	LITTLE HULTON	WORSLEY	LANCASHIRE	M38 9PB	145
MR	ANTHONY ERNEST	BOYES	23 EASTBOURNE SQUARE	CARLEY HILL	SUNDERLAND	TYNE & WEAR	SR 52Q	72
MRS	MARY	BROWN	37 NURSTEAD RD	ERITH	KENT		DA8 1LS	145
MISS	P	BRYNING	11 HIGH BALK	BARNSLEY	SOUTH YORKSHIRE		S75 1ER	145
MR	MATTHEW PHILIP	BUCK	12 MASEFIELD AVENUE	EATON FORD	ST NEOTS	PE197LS		290
MRS	D	BULLINGHAM	27 NORTH ROAD	ROYSTON	BARNSLEY	SOUTH YORKSHIRE	S71 4DE	145
MRS	APRIL	BURT	18 HELMSDALE CLOSE	ASHBROOKE	DARLINGTON		DL1 3TT	726
MR	ANDREW PHILIP	BUTTERWORTH	12 WREN GARDENS	LANGLEY	MIDDLETON	MANCHESTER	M24 5TL	363
MRS	MOLINA	CHANDRA	16 CASPIAN CLOSE	WHITLEY	FAREHAM	HANTS	PO15 7BP	181
MRS	JEAN ELIZABETH	CRAWFORD	11 SHINCLIFF GARDENS	WREKENTON	GATESHEAD			72
MR	PETER	DURANT	19 MOUNT STREET	BRIDGWATER	SOMERSET		TA6 3ER	290
MISS	S L	EDGE	30 SMAWTHORNE AVENUE	CASTLEFORD			WF10 5BE	145
MRS	CHRISTINE	EDWARDS	25 ELM PARK	PONTEFRACT	WEST YORKSHIRE		WF8 4LQ	290
MISS	AMANDA	ELLIOTT	91 FORESTER ROAD	SOUTHGATE	CRAWLEY	WEST SUSSEX	RH10 6EL	36
MRS	VICTORIA ANN	FAWDRY	2 STUD FARM COTTAGES	PITSFORD ROAD	MOULTON	NORTHAMPTON	NN3 7QL	1,816
MRS	JEAN	GRAHAM	77 AKETON ROAD	CASTLEFORD			WF10 5DR	290
MISS	SYLVIA DAWN	HAM	22 SEDGEMOOOR ROAD	BRIDGWATER	SOMERSET		TA6 5NL	145
MR	TOM	HATCHER	148 QUARRY STREET	LIVERPOOL			L25 6HQ	1,235
MISS	E J	HEAPS	225 FRYSTON ROAD	AIREDALE	CASTLEFORD	WEST YORKSHIRE	WF10 3LF	145
MISS	CLAIRE LOUISE	HERRING	12 BRACKLEY LODGE MEWS	BRACKLEY	NORTHANTS		NN13 7HP	363
MRS	C	HICKEY	13 VICTORIA STREET	ALLERTON BYWATER	CASTLEFORD	WEST YORKSHIRE	WF10 2DE	145
MR	DAVID	HINCHLEY	20 LECONFIELD GARTH	FOLLIFOOT	HARROGATE	NORTH YORKSHIRE	HG3 1NF	2,562
MISS	HELEN	JOHNSON	35 CLAPGUN STREET	CASTLE DONINGTON	DERBYSHIRE		DE74 2LF	181
MR	KENNETH NORMAN	JOHNSON	1 BURY ROAD	LEAMINGTON SPA	WARWICKSHIRE		CV31 3HP	435
MRS	C A	JONES	91 WAKEFIELD ROAD	BARNSLEY	SOUTH YORKSHIRE		S71 1ND	581
MRS	W	LEWIS	14 RIDGEFIELD STREET	CASTLEFORD	WEST YORKSHIRE		WF10 5BY	145
MISS	J	MCMANUS	1 BECKBRIDGE LANE	NORMANTON	WEST YORKSHIRE		WF6 2HZ	181
MR	ANDREW K	MOORE	49 DOWELL CLOSE	TAUNTON			TA2 6AU	159
MR	A	MUSTAFA	563 SELBY ROAD	LEEDS			LS15 8PP	36
MISS	CAROLINE HELEN	REA	3 SUMMERFIELDS WAY	SHIPLEY VIEW	ILKESTON		DE7 9HE	181
MRS	DIANE	RICHARDSON	46 MEDINA WAY	BAURGH GREEN	BARNSLEY S YORKSHIRE	704216		363
MR	TIMOTHY	ROSSITER	7 BRYMORE CLOSE	BRIDGWATER	SOMERSET		TA6 7PL	145
MRS	S J	SCOFFINS	14 MAXWELL STREET	FEATHERSTONE	PONTEFRACT	WEST YORKSHIRE	WF7 5BN	290
MRS	P	SCOTT	1 AKETON DRIVE	CASTLEFORD			WF10 5EA	290
MRS	J	SENIOR	1 ELM GARDENS	TOWNVILLE	CASTLEFORD	WEST YORKSHIRE	WF10 3RB	145
MISS	HANNAH	THOMPSON	57 BRADFORD GDNS	SHENLEY BROOK END	MILTON KEYNES		MK5 7HY	181
MR	NICHOLAS	ULPH	12 DICKENS ROAD	RUGBY	WARWICKSHIRE		CV22 5RW	726
MRS	JUNE	UNSWORTH	20 RAMSDEN STREET	CASTLEFORD	WEST YORKSHIRE		WF10 5HD	290
MRS	P	WHALLEY	9 SYCAMORE GREEN	PONTEFRACT	WEST YORKSHIRE		WF8 2DU	145
								15,163

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	11	2005	17	11	2005

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,422		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Companies house receipt date barcode

This form has been provided free of charge by Companies House

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID-14204 / Design-ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	8,422
London		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	8,422
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed _[signature]_ **Date** 24 November 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
[illegible] Tel [illegible]

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	17	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	762	1,209	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares Allotted Ordinary	Number allotted 1,971
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ **Date** 17 November 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 17 November 2005

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	SUBHASH	DAVDA	19 BRADGATE ROAD	BARWELL	LEICESTERSHIRE		LE9 8FB	36
MRS	H	DAVIS	21 OLD TOWN	CLAPHAM	LONDON		SW4 0JT	363
MRS	JESSICA	HORLER	VICTORIA COTTAGE	STAUNTON	GLOUCESTERSHIRE		GL16 8NX	363
MR	NICHOLAS ROGER	KENDRICK	TORIDENE	SPEN LANE	TREALES	PRESTON	PR4 3TE	1,209
								1,971

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	57		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.1874		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Vidacos Nominees Limited A/C SSB1 Part ID 30XMH Address Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Class of shares allotted Ordinary	Number allotted 57
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 57

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 23 November 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

PG Cooper, GUS plc, The Works

5 Union Street Manchester M12 4JD

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,523	4,750	4,564
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£8.092	£8.585

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 15,837
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 15,837

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 23 November 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

Exemption number 82-5017

Burberry Group PLC Directorate Change

BURBERRY APPOINTS ANGELA AHRENDTS AS CHIEF EXECUTIVE, ROSE MARIE BRAVO TO ASSUME NEW ROLE OF VICE CHAIRMAN

The Board of Directors of Burberry Group plc is delighted to announce that Angela Ahrendts, 45, will be joining Burberry on 9th January 2006 as an executive director and will become Chief Executive on 1st July 2006. Rose Marie Bravo, currently Chief Executive, will assume the newly-created role of Vice Chairman at that time. In the interim period between January and July 2006 Angela Ahrendts will report to Rose Marie Bravo to ensure a smooth transition of responsibilities, and thereafter to the Chairman and the Board.

Angela Ahrendts joins Burberry from Liz Claiborne Inc., one of the leading apparel companies in the US, where she is currently Executive Vice President, responsible for womenswear and menswear brands with combined annual sales of approximately 40% of total company revenues. Included within the global brands for which she had responsibility are Ellen Tracy, Juicy Couture, DKNY Jeans, Lucky Brand and the company's men's businesses. At the corporate level, Angela has been an integral member of the new business and strategic business teams. She has also led new product and category launches, international growth and innovative supply chain initiatives for a number of key brands. Angela joined Liz Claiborne Inc. in 1998 and she has been a key member of the executive team that diversified the corporation from 10 to 41 brands. Over the same period, the company's sales have risen from $2.5 billion to $4.6 billion and profits have risen proportionately. Before joining Liz Claiborne Inc. Angela was Executive Vice President of Henri Bendel and spent six years as President of Donna Karan International where she honed her extensive luxury, wholesale, international, and licensing experience.

Burberry Group plc Chairman John Peace commented: "Over the past eight years, Rose Marie Bravo has led Burberry through an extraordinary transformation whilst achieving excellent financial results. Rose Marie and I agree that the time is now right for her role to transition to that of Vice Chairman. The appointment of Angela Ahrendts brings diverse industry experience, strong leadership skills, strategic vision and proven brand management to the Chief Executive position and adds a further dimension to Burberry's accomplished executive team." Mr Peace added, "We conducted a thorough succession planning review for the Chief Executive position during which time Brian Blake, President Worldwide and Chief Operating Officer, requested that he not be considered for the role due to family circumstances."

Rose Marie Bravo, Chief Executive of Burberry Group plc, commented: "We are thrilled that Angela Ahrendts will be joining Burberry. The depth and breadth of her experience and expertise within our industry complements the proven talents of our existing management. With Angela now on board, joining Brian Blake and Stacey Cartwright and the creative skills of Christopher Bailey, Burberry is well-positioned to take the business forward as we enter the next stage of development and growth." She added, "I so look forward to working with Angela and the team."

Commenting on her appointment, Angela Ahrendts said: "I am very excited to be joining Burberry at this important stage of its development. Burberry is a unique global luxury brand with significant growth potential. I am very much looking forward to working with the team to take the business forward."

Enquiries:

Brunswick + 44 (0) 20 7404 5959

Susan Gilchrist
Robert Gardener
Alexandra Tweed

Notes to Editors:

Angela Ahrendts

1998 - 2005 Liz Claiborne Inc.

2002 - 2005 Executive Vice President
Responsible for 22 brands across womenswear and menswear
1999 - 2002 Senior Vice President of Corporate Merchandising and Group President for Modern Brands
1998 - 1999 Vice President of Merchandising and Design

1996 - 1998 Executive Vice President of Henri Bendel

Responsible for all departments including apparel, accessories, cosmetics and home

1989 - 1996 President of Donna Karan International

Responsible for Donna Karan Collection, Donna Karan Signature, Donna Karan International and Donna Karan Licensing

Exemption number 82-5017

Burberry Group PLC First Half Trading Update Released: 12/10/2005
Burberry Group plc

First Half Trading Update

12 October 2005. Burberry Group plc reports on trading for the six months ended 30 September 2005.

Financial Highlights

- Total revenues increased 3% on an underlying* basis
- Retail sales rose 9% underlying driven by new and refurbished stores
- Underlying wholesale revenues declined 1%, consistent with previous guidance
- Licensing revenue increased 3% underlying driven by global licenses
- Outlook for second half
  - On schedule to increase average retail selling space by 9% for the financial year
  - Moderate underlying wholesale sales decline expected
  - Anticipate licensing revenue growth consistent with first half

	First Half to 30 September		% change	
£ million	2005	2004	Reported	Underlying*
Retail	124	111	12	9
Wholesale	191	197	(3)	(1)
Licence	40	39	1	3
Total	355	347	2	3

*Underlying figures exclude the financial effect of Burberry's Taiwan-related business in both reporting periods and are calculated at the same exchange rates used in the 2004/05 year's reported results for the period. Burberry completed the acquisition of the operations and assets of its distributors in Taiwan in August 2005 (the 'Taiwan Acquisition')

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, 'Burberry took several important strategic actions in the first half. We brought our Taiwan business under direct control, continued to rebalance the US channel mix, set the groundwork for direct distribution in Spain and announced an exciting new eyewear licence. In retail, with outerwear just entering high season, our Prorsum collection is the highlight of autumn/winter 2005 to date.'

Total revenues

Total revenues in the first half increased by 3% on an underlying basis (i.e. excluding the financial effect of the Taiwan Acquisition and exchange rate differences), 2% reported, compared to the same period last year. The Taiwan Acquisition results in a sales shift from Burberry's wholesale channel to its retail channel. Therefore, in determining underlying performance, the financial effect of the Group's Taiwan-related business is excluded from both reporting periods. Revenue growth by geographical region is shown below:

Region	% change underlying
North America	5
Europe	(1)
Asia Pacific	5

Retail

Retail sales accounted for approximately 35% of total revenue in the period.

Retail sales in the first half increased 9% underlying, 12% reported, driven by contributions from new and refurbished stores. The acquisition of 12 retail locations in Taiwan during August 2005 also contributed to reported gains. During the half, the Group opened a Burberry store in San Antonio, replacement stores in Zurich and Taipei and an outlet store. Burberry also opened six concessions, in Spain and Asia. Several store refurbishments were completed in the half including those in Frankfurt, Munich, Boston, Denver, Philadelphia, Washington DC and Westchester. On a year over year basis, average selling space increased approximately 8% in the half.

Retail sales performance varied by region in the half. In the US, solid sales growth was driven by contributions from new stores, complemented by gains at existing stores. Against strong comparatives, new stores and concessions drove sales growth in Continental European markets. The UK market, affected by external factors, continued to be soft. In Asia, Korea achieved a small gain in the half notwithstanding the difficult retail environment. Led by existing stores, Hong Kong and Southeast Asian markets generally achieved strong gains in the period.

Wholesale

Wholesale sales accounted for approximately 54% of total revenue in the first half.

Consistent with previous guidance, underlying wholesale sales declined 1% in the half. Affected by the Taiwan Acquisition, reported wholesale sales decreased 3%. The US market experienced a moderate decline as a result of Burberry's ongoing adjustment of the brand's wholesale/retail balance in this market, as well as caution on the part of certain wholesale customers. In Europe, soft demand in Spain produced a moderate sales decline during the period. At the same time, other Continental European markets

achieved strong gains in the half. The UK continued to be soft. Asia achieved good underlying growth in the period.
Boosted by new stores, emerging markets achieved strong gains. In conjunction with local partners, the Group opened franchised stores in Istanbul (Turkey), Warsaw (Poland), Sao Paolo (Brazil), Jeddah (Saudi Arabia) and Riyadh (Saudi Arabia) during the first half.

Licensing

Total licensing revenue in the first half increased by 3% on an underlying basis, 1% reported. Flat Japan-related royalties reflected a small volume decline resulting from licence transitions/cancellations, Burberry's programme to restrict selectively distribution of certain products and a soft apparel market. This was largely offset by an increase in certain royalty rates.
Excluding the effect of cancelled licenses, total underlying licensing revenue increased 6% in the half.

Licensing revenue growth also reflected solid gains from Burberry's global licenses. Fragrance-related royalty growth slowed in the half reflecting strong comparatives resulting from the Burberry Brit for men launch in the previous year and the anniversary of the royalty rate increase.
Burberry recently announced a new ten-year eyewear licence with Luxottica Group. The first collections under the new agreement are expected to be shipped in late 2006.

Second Half Outlook

- Retail. Retail expansion continues on track. The Group opened a store in San Diego (California) in early October and also plans to open Burberry stores in Naples (Florida) and Palm Beach Gardens (Florida) and four outlet stores in the period. Retail selling space is planned to increase by approximately 9% for the financial year, excluding the effect of the Taiwan Acquisition.

- Wholesale. On the basis of Spring/Summer 2006 merchandise orders received to date, Burberry anticipates a moderate underlying decline in wholesale sales for the second half of the year. As stores are added in the US, the Group continues to rebalance its channel mix in that market. Burberry also anticipates soft demand in Spain and the UK in the second half. In addition, the Group expects to begin the transition of portions of its womenswear business in Spain from a wholesale to a retail concession format in the financial fourth quarter, which will affect reported results. As a result, sales will shift both in terms of timing and channel relative to the previous year. Following a period of transition, Burberry expects the conversion to enhance its positioning and financial performance in this market.

- Licensing. Burberry anticipates licensing revenue growth broadly consistent with that of first half. In Japan, Burberry will continue its activities to improve brand positioning, which restrain volume growth. Revenues will also be affected by the initial phase of the transition to a new eyewear licence, which will commence in the second half. With respect to other licenses, Burberry expects trends to be consistent with those of the first half of the year.

Burberry will release interim results on 15 November.

Enquiries:

Burberry	020 7968 0577
Stacey Cartwright	CFO
Matt McEvoy	Strategy and IR
John Scaramuzza	Strategy and IR
Brunswick	020 7404 5959
Susan Gilchrist	
Robert Gardener	
Alexandra Tweed	

Exemption number 82-5017

GUS PLC Trading Statement Released: 12/10/2005

GUS plc
First Half Trading Update

GUS plc, the retail and business services group, today issues its regular update on trading.

John Peace, Group Chief Executive of GUS, said:

"An outstanding performance from Experian was clearly the highlight of our first half. With sales up 29%, the strength of Experian's broad product and geographic reach is evident. ARG continues to be affected by the challenging UK retail environment but made good operational progress in the half. We believe that all our businesses are executing effectively on plans designed to deliver long-term value creation for shareholders."

Argos Retail Group (ARG)

% change in sales year-on-year	
Six months to 30 September 2005	%
Argos - total	4
- like-for-like	(3)
Seven months to 30 September 2005[1]	
Homebase - total	(1)
- like-for-like	(4)

1 Homebase's year-end is the end of February to avoid distortions relating to the timing of Easter.

The non-food, non-clothing market in the UK remained weak during the first half, with sales falling on a like-for-like basis. ARG is planning on the assumption that like-for-like sales will remain in decline for the market as a whole for the next 12 months.

However, in the first half, against this background, both Argos and Homebase outperformed their markets and maintained or improved gross margin.
Retailers are currently facing higher cost inflation which is adversely affecting Argos but more so Homebase, given its cost structure. Despite the current weak economic environment, both businesses continue to invest in areas such as new space, supply chain and new ranges to strengthen their long-term competitive position.

Argos
Argos increased its sales by 4% in total in the first half. Of this, new stores contributed nearly 7%, while like-for-like sales declined by 3%. Compared to the

same period last year, there were good performances from consumer electronics (particularly MP3 players and LCD televisions), white goods, leisure and toys. Jewellery and housewares remained difficult. Argos continued to deliver supply chain gains such that gross margin was in line with last year despite an adverse product and promotional mix.

The biggest ever Autumn/Winter catalogue was successfully launched on 30 July. This catalogue now offers 17,700 lines (up from 13,200 a year ago) to customers in all stores. Argos also opened 44 stores in the half, including 30 of the 33 acquired Index stores, which were refitted and reopened near to the end of the period. The remaining three Index stores will open by the end of October. At 30 September 2005, Argos traded from 636 stores.

Argos Direct, the delivery to home operation, grew its sales by 6% in the first half and accounted for 25% of Argos' revenue. Sales via the Internet increased by 30%, representing 7% of total revenue. A further 7% of total sales was made via Argos' "Check and Reserve" multi-channel ordering facilities, up 26% year on year.

As previously announced, profit at Argos in the first half will bear the transitional costs for the Index stores, the costs associated with the change in staffing arrangements in-store and higher catalogue and payroll-related costs as reported under IFRS. Combined, these are expected to total around Â£20m.

Homebase

In a market that deteriorated further towards the end of the first half, sales at Homebase declined by 1% in total for the seven months to 30 September 2005. Of this, new stores contributed 3% growth while like-for-like sales declined by 4%. There were strong performances from horticulture (new ranges and merchandising) and from big ticket items, especially in kitchens and Furniture Extra, which benefited from new ranges and additional mezzanine space. Tools, building and seasonal gardening lines were weaker.

Driven by supply chain gains, gross margin at Homebase in the first half was slightly ahead of last year although higher costs are impacting its operating margin. Looking forward, increased promotional activity in the market may also affect profit.

At 30 September 2005, Homebase traded from 293 stores, an increase of six in the half. 19 mezzanine floors were added to existing stores in the period, with another four planned for the second half. 134 stores currently have mezzanine floors.

Experian

% change in sales year-on-year for the six months to 30 September 2005

Continuing activities only	At actual exchange rates %	At constant exchange rates %
Experian North America	36	37
Experian International	20	19

Global Experian	29	29

Experian has achieved record underlying sales growth in the first half. This was driven by the strength of Experian's offer in many products and in many countries, aided by effective sales execution and continued innovation in value-added solutions. Total sales in the first half increased by 29% at constant exchange rates with strong organic growth (12%) complemented by the contribution from acquisitions (17%) which are trading well.

Experian North America
In dollars, Experian North America's sales from continuing activities increased by 37% in the first half. Corporate acquisitions contributed 19% to sales growth in the first half, with the largest being LowerMyBills.com which was purchased in May 2005. Excluding these acquisitions, sales grew by an exceptional 18%. The business faces much stronger comparatives in the second half (H1 2004/5: +7%; H2 2004/5: +14%).

Credit sales benefited from strong market demand in credit profiles and prescreen activity, from the FACTA cost recovery charge as well as continued contract wins in value-added products such as event triggers, account management and scoring products. Strong organic sales growth from email marketing, business marketing and the automotive business underpinned the performance of Marketing. Excluding acquisitions, sales at Experian Interactive grew by nearly 40% in the first half, slowing in the latter part of the period. Increased use of the Internet by consumers and advertisers coupled with product innovation continues to drive premium growth in this business.

Experian International
Experian International, which accounts for over 40% of Experian's worldwide revenue, grew sales from continuing activities in the first half by 19% at constant exchange rates. Of this, 14% came from acquisitions, mainly QAS, a leading supplier of address management software, which was acquired in October 2004.

Excluding acquisitions, Experian International showed solid growth in Credit, Marketing and Outsourcing. Despite a slowdown in the rate of growth in gross lending in the UK, Experian continued to deliver a robust performance in this market driven by value-added products and by initiatives focused on markets including automotive, telecommunications and the public sector. Underlying double-digit growth continued in Spain, Italy and Eastern Europe. Experian continues to invest in new regions, recently signing its first contract in Japan to sell decision solutions to JCB, the largest card issuer in Japan.

Burberry
GUS has a 65% stake in Burberry Group plc. The following summarises the latter's Trading Update released today.

% change in sales year-on-year for the six months ended 30 September 2005

%

At actual exchange rates	2
At constant exchange rates1	3

1 Also excludes the financial effect of the acquisition of Burberry's Taiwan-related business.

Underlying sales at Burberry in the first half increased by 3% at constant exchange rates excluding the effect of the acquisition of Burberry's Taiwan-related business.

Underlying retail sales increased by 9% driven by contributions from new and refurbished stores. Underlying Wholesale revenue declined by 1% in the half. On the basis of Spring/Summer 2006 merchandise orders received to date, Burberry anticipates a moderate underlying decline in Wholesale revenue for the second half. Underlying licensing revenue increased by 3%. Burberry recently announced a new ten-year eyewear licence with Luxottica Group.

The management team at Burberry will be further strengthened by the appointment of Angela Ahrendts. She will join Burberry in January 2006 and become Chief Executive on 1 July 2006. Rose Marie Bravo will assume the role of Vice-Chairman at that time.

Preparations for the planned demerger of GUS' remaining 65% stake in Burberry in December 2005 are on track.

Future announcements
GUS will announce its Interim Results for the six months to 30 September 2005 on 17 November 2005. The Third Quarter Trading Update will be on 12 January 2006.

Enquiries

GUS
David Tyler Finance Director 020 7495 0070
Fay Dodds Director of Investor Relations

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

GUS announcements are available on its website, www.gusplc.com. There will be a conference call to discuss this update at 3pm today, with a recording available later on the GUS website.

All financial statements presented by GUS are now prepared under International Financial Reporting Standards (IFRS). The unaudited financial results for the year to 31 March 2005 and the six months to 30 September 2004 as prepared under IFRS were released on 14 June 2005 and are available on the GUS website.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these

forward looking statements.

Any shares to be distributed in the proposed demerger of Burberry Group plc have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold within the United States absent registration under the Securities Act or an exemption from registration. No public offering of such shares will be made in the United States.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Disposal Released: 28/10/2005

RNS Number:2867T
GUS PLC

GUS plc

Disposal of Wehkamp, its last remaining home shopping business

GUS plc, the retail and business services group, today announces the disposal of Wehkamp, its last remaining home shopping business.

Wehkamp will be sold for about e390m (Â£265m) to Industri Kapital, a private equity firm. Completion is expected in December, subject to European Union regulatory approval. The cash proceeds receivable on completion will be used to pay down debt.

Wehkamp, the leading home shopping brand in Holland, generated sales of e326m (Â£222m) and operating profit of e33.0m (Â£22.5m) under IFRS in the year to 31 March 2005.

The net book value of assets at the date of completion will be approximately e340m (Â£230m). GUS therefore expects to realise a gain, after costs, of about e35m (Â£25m) on the transaction, which will be booked in the second half of the current financial year.

John Peace, Group Chief Executive of GUS, commented:

"This sale leaves Argos Retail Group focused solely on general merchandise retailing in the UK and Ireland. We believe that the transaction is in the best interests of GUS and of the customers and employees of Wehkamp and we wish them well for the future."

Enquiries

GUS
Richard Ashton   Finance Director, Argos Retail Group   020 7495 0070
Stuart Ford   Investor Relations Manager

Finsbury
Rupert Younger   020 7251 3801

Ref: PGC/Ann240805GS

11 November 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	510170
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc

HOLDING(S) IN COMPANY

GUS plc ("GUS") has received a notification from The Goldman Sachs Group, Inc ("Goldman Sachs"), pursuant to Sections 198 to 203 of the Companies Act 1985, advising that, as at the close of business on 8 November 2005, Goldman Sachs was interested in 40,147,130 ordinary shares in GUS (representing 4.01% of the issued ordinary share capital of GUS excluding treasury shares). The notification, which was dated 9 November 2005, was received on 10 November 2005.

82 5017

BURBERRY

Burberry Group plc Interim Report
Six months to 30 September 2005

HIGHLIGHTS

Summary of Results*

	Six months to 30 September 2005 £m	2004 £m	Change %
Turnover	354.9	347.5	2
Operating profit before Atlas costs**	78.8	77.6	2
Operating profit	75.8	77.6	(2)
Attributable profit	53.1	54.6	(3)
Diluted EPS before Atlas costs	11.3p	10.8p	5
Diluted EPS	10.9p	10.8p	1
Diluted weighted average number of Ordinary Shares	488.8m	507.1m	(4)

Financial Highlights

- Total revenues increased 3% on an underlying*** basis to £355 million
  - Retail revenues increased 9% underlying
  - Wholesale revenues declined 1% underlying
  - Licensing revenue increased 3% underlying
- Operating profit before Atlas costs increased 2% to £79 million
- Operating margin before Atlas costs of 22.2% vs 22.3% in prior period
- Diluted EPS before Atlas costs increased 5% to 11.3p
- Interim dividend increased 25% to 2.5p per Ordinary Share
- As of 30 September 2005, an aggregate of £123 million shares repurchased

* Financial results are reported under International Financial Reporting Standards. Prior year figures have been restated in line with these principles.

** Project Atlas costs of £3.0 million (2004: £nil) relate to the Group's infrastructure redesign initiative announced in May 2005.

*** Underlying figures exclude the financial effect of Burberry's Taiwan-related business in both reporting periods and are calculated at the same exchange rates used in the 2004/05 year's reported results for the period. Burberry completed the acquisition of the operations and assets of its distributors in Taiwan in August 2005 (the "Taiwan Acquisition").

The financial information contained in this interim report has not been audited.

Certain statements made in this interim report are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This report does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

CHIEF EXECUTIVE'S REVIEW

In the context of a period marked by strategic investment and transition, Burberry delivered a solid performance in the first half. Revenues increased 3% on an underlying basis and diluted EPS before costs of Project Atlas, the Group's infrastructure redesign initiative, increased 5%. These results reflect the continued execution of Burberry's core strategies, phases of strategic and operational transition in certain business segments and regions and a variety of external market conditions. Highlights of these factors are discussed below.

Regions Burberry maintained steady progress across its trading regions during the half.

- **US** In the US, strong retail growth, driven by new and existing stores was partially offset by reduced wholesale sales to produce 5% underlying revenue growth for the half. The reduction in wholesale sales reflects caution on the part of certain wholesale customers resulting from a soft spring season and ongoing channel adjustment. With the Group's ongoing substantial expansion of own retail space in this market, Burberry continues to rebalance the retail/wholesale channel mix in the US. The Group opened a store in San Antonio, Texas in September and plans to add three stores in the second half.

- **Europe** Europe's 1% underlying revenue decline in the period reflects varying performance across the region. In Spain, softer demand and distribution channel evolution led to a moderate wholesale sales decline for the half. In other Continental European markets, solid retail growth driven by new stores and concessions combined with robust wholesale growth to produce strong gains. Italy experienced particular strength, stimulated by the Milan and Rome stores. The UK market, affected by external factors, continued to be soft across both retail and wholesale channels. During the half, Burberry opened a replacement store in Zurich and completed renovation of the Frankfurt and Munich stores.

- **Non-Japan Asia** Revenue in Non-Japan Asia increased 9% on an underlying basis during the half. In Greater China (Hong Kong and mainland China), growth across the retail and wholesale channels continued to be fuelled by demand from mainland consumers. In Korea, selling space additions and a favourable duty free business drove revenue gains in a challenging consumer-spending environment. Gains from existing stores and travel-related customers drove revenue increases in Southeast Asia. During the half, Burberry opened three concessions in Hong Kong and Korea and a replacement store in Taipei.

- **Licensing** Burberry's product licenses generally performed well in the half. Against strong comparatives of the previous year driven by the launch of Burberry Brit for Men and an increase in the royalty rate, fragrance royalty growth moderated relative to the previous year. During the half, Burberry's fragrance team prepared for a major product launch in spring 2006. Entering its third year, the watch business experienced strong growth as the product line continued to strengthen and distribution expanded. In October, the Group also announced an important new eyewear licence with Luxottica Group. The first collections under this agreement are expected to appear at retail in late 2006.

Products Burberry advanced its strategies across major product categories during the first half.

- **Prorsum** Burberry's Prorsum runway collection continued to set the creative and editorial pace for the Group. With outstanding critical acclaim, the Autumn 2005 collection is achieving strong results at retail. The label's capsule line of accessories is also meeting enthusiastic consumer response.

- **Womenswear** Experiencing a soft spring season, womenswear's underlying revenue increased 1%. At the same time, the womenswear team made important strategic progress in the period. In outerwear, the team's efforts to enhance Burberry's key quilted coat business were rewarded with a favourable consumer response to autumn's new styles and silhouettes. Responding to consumers' demand for frequent new merchandise, womenswear has reorganised its design process to produce five collections per year. Womenswear generated 34% of total revenue in the period.

- **Menswear** With 4% underlying growth, menswear experienced a strong first half, particularly within the Group's own stores. The menswear team's emphasis on more classic styling across the collection and intensifying selection in prime classifications were important contributors to this performance. Also, Burberry's first menswear specific marketing initiatives were launched in large European and US markets in autumn 2005. Menswear represented 28% of reported revenue.

Second half outlook
Looking to the second half of 2005/06:

- **Retail** Retail expansion continues on track. The Group opened a store in San Diego (California) in early October and plans to open Burberry stores in Naples (Florida) and Palm Beach Gardens (Florida) and four outlet stores in the period. Average retail selling space is planned to increase by approximately 10% in the second half, 9% for the financial year, excluding the effect of the Taiwan Acquisition.

- **Wholesale** On the basis of Spring/Summer 2006 merchandise orders received to date, Burberry anticipates a moderate underlying decline in wholesale sales for the second half of the year. As stores are added in the US, the Group continues to rebalance its channel mix in that market. Burberry also anticipates soft demand in Spain and the UK in the second half. In addition, the conversion of portions of its womenswear business in Spain from a wholesale to a retail concession format in the financial fourth quarter will affect reported results. Sales will shift both in terms of timing and channel relative to the previous year. The Taiwan Acquisition will have a similar effect.

- **Licensing** Burberry anticipates licensing revenue growth broadly consistent with that of the first half. In Japan, Burberry will continue its activities to enhance brand positioning, which restrain volume growth. Revenues will also be affected by the initial phase of the transition to a new eyewear licences. With respect to other licenses, Burberry expects trends to be broadly consistent with those of the first half of the year.

Chief Executive transition
On 11 October 2005, the Group announced that Angela Ahrendts will join Burberry in January 2006 as an Executive Director and will become Chief Executive in July 2006. I will assume the newly created role of Vice Chairman at that time. In the period between January and July 2006, Ms. Ahrendts will report to me to ensure a smooth transition of responsibilities, and thereafter to the Chairman of the Board.



Rose Marie Bravo
Chief Executive

Burberry Group turnover is composed of revenue from three channels of distribution: retail, wholesale and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through the Group's directly operated store network. At 30 September 2005, the Group operated 177 retail locations (2004: 151) consisting of 62 Burberry stores (2004: 57), 90 concessions (2004: 70) and 25 outlet stores (2004: 24). Licence revenue consists of royalties receivable from Japanese and product licensing partners.

Turnover

Total turnover in the first half advanced to £354.9m from £347.5m in the prior period, representing an increase of 2%, or 3% on an underlying basis. In determining "underlying" performance, financial results are adjusted to exclude the financial effects of the Taiwan Acquisition and the impact of foreign currency exchange rate movements between periods. The Taiwan Acquisition resulted in a sales shift from Burberry's wholesale channel to its retail channel. Therefore, in determining underlying performance, the financial effect of the Group's Taiwan-related business is excluded from both reporting periods.

Retail revenues increased by 12% reported (9% underlying) to £124.2m, driven by contributions from new and refurbished stores. The acquisition of 12 retail locations in Taiwan during August 2005 also contributed to reported gains. During the half, the Group opened three Burberry stores (including two replacement stores), an outlet, six concessions and completed seven store refurbishments. Retail performance varied by region. In the US, solid sales growth was driven by contributions from new stores, complemented by gains at existing stores. Against strong comparatives, new stores and concessions drove revenue growth in Continental European markets. The UK market, affected by external factors, was soft. In Asia, Korea achieved a small gain notwithstanding the difficult retail environment. Led by existing stores, Hong Kong and Southeast Asian markets generally experienced strong increases in the period.

BURBERRY

Burberry Group plc Interim Report
Six months to 30 September 2005

Contents

HIGHLIGHTS

Summary of Results*

	Six months to 30 September 2005 £m	2004 £m	Change %
Turnover	354.9	347.5	2
Operating profit before Atlas costs**	78.8	77.6	2
Operating profit	75.8	77.6	(2)
Attributable profit	53.1	54.6	(3)
Diluted EPS before Atlas costs	11.3p	10.8p	5
Diluted EPS	10.9p	10.8p	1
Diluted weighted average number of Ordinary Shares	488.8m	507.1m	(4)

Financial Highlights

- Total revenues increased 3% on an underlying*** basis to £355 million
  - Retail revenues increased 9% underlying
  - Wholesale revenues declined 1% underlying
  - Licensing revenue increased 3% underlying
- Operating profit before Atlas costs increased 2% to £79 million
- Operating margin before Atlas costs of 22.2% vs 22.3% in prior period
- Diluted EPS before Atlas costs increased 5% to 11.3p
- Interim dividend increased 25% to 2.5p per Ordinary Share
- As of 30 September 2005, an aggregate of £123 million shares repurchased

* Financial results are reported under International Financial Reporting Standards. Prior year figures have been restated in line with these principles.

** Project Atlas costs of £3.0 million (2004: £nil) relate to the Group's infrastructure redesign initiative announced in May 2005.

*** Underlying figures exclude the financial effect of Burberry's Taiwan-related business in both reporting periods and are calculated at the same exchange rates used in the 2004/05 year's reported results for the period. Burberry completed the acquisition of the operations and assets of its distributors in Taiwan in August 2005 (the "Taiwan Acquisition").

The financial information contained in this interim report has not been audited.

Certain statements made in this interim report are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This report does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

Strategic and Operating Highlights

- Retail expansion on track with opening of four new and replacement stores and six concessions
  - Completed key store renovations
- Acquired Taiwan distributors
- Concluded womenswear retail concession agreement with major customer in Spain
- Continued to rebalance retail/wholesale channel mix in US market
- Announced new eyewear licence
- Project Atlas, major infrastructure redesign initiative underway

CHIEF EXECUTIVE'S REVIEW

In the context of a period marked by strategic investment and transition, Burberry delivered a solid performance in the first half. Revenues increased 3% on an underlying basis and diluted EPS before costs of Project Atlas, the Group's infrastructure redesign initiative, increased 5%. These results reflect the continued execution of Burberry's core strategies, phases of strategic and operational transition in certain business segments and regions and a variety of external market conditions. Highlights of these factors are discussed below.

Regions Burberry maintained steady progress across its trading regions during the half.

- **US** In the US, strong retail growth, driven by new and existing stores was partially offset by reduced wholesale sales to produce 5% underlying revenue growth for the half. The reduction in wholesale sales reflects caution on the part of certain wholesale customers resulting from a soft spring season and ongoing channel adjustment. With the Group's ongoing substantial expansion of own retail space in this market, Burberry continues to rebalance the retail/wholesale channel mix in the US. The Group opened a store in San Antonio, Texas in September and plans to add three stores in the second half.

- **Europe** Europe's 1% underlying revenue decline in the period reflects varying performance across the region. In Spain, softer demand and distribution channel evolution led to a moderate wholesale sales decline for the half. In other Continental European markets, solid retail growth driven by new stores and concessions combined with robust wholesale growth to produce strong gains. Italy experienced particular strength, stimulated by the Milan and Rome stores. The UK market, affected by external factors, continued to be soft across both retail and wholesale channels. During the half, Burberry opened a replacement store in Zurich and completed renovation of the Frankfurt and Munich stores.

- **Non-Japan Asia** Revenue in Non-Japan Asia increased 9% on an underlying basis during the half. In Greater China (Hong Kong and mainland China), growth across the retail and wholesale channels continued to be fuelled by demand from mainland consumers. In Korea, selling space additions and a favourable duty free business drove revenue gains in a challenging consumer-spending environment. Gains from existing stores and travel-related customers drove revenue increases in Southeast Asia. During the half, Burberry opened three concessions in Hong Kong and Korea and a replacement store in Taipei.

- **Japan** Sales volumes in Japan experienced a small decline as the result of a soft apparel environment and Burberry's ongoing programme to enhance brand positioning in this market. This programme involves licence transitions/cancellations, restricting distribution of most product categories and upgrading selected products in terms of design and quality. As part of this, management began preparations for Burberry's direct selling of men's ties, scarves and silks from the brand's international collection, which is scheduled to commence in autumn 2006. These imported products will replace licensed domestic products in these categories.

- **Emerging markets** Boosted by new stores, sales to emerging markets increased substantially in the first half. In conjunction with local partners, the Group opened franchised stores in Istanbul (Turkey), Warsaw (Poland), Sao Paolo (Brazil), Jeddah (Saudi Arabia) and Riyadh (Saudi Arabia).

Channels The Group continued to execute its core retail, wholesale and licensing strategies.

- **Retail** Investment in retail expansion continued on plan. During the half, the Group opened three Burberry stores (including two replacement stores), an outlet store and six concessions. In addition, seven stores underwent renovation during the period. In total, on a year-over-year basis, average selling space increased approximately 8% (excluding the effect of the Taiwan acquisition).

- **Wholesale** In key wholesale markets, Burberry took significant strategic action designed to strengthen brand control. In August, the Group acquired the operations of its distributors in Taiwan, which include 12 retail locations. In Spain, management finalised arrangements for the conversion of portions of its womenswear business from a wholesale to a retail concession format. Burberry will begin operating womenswear retail concessions in the stores of its largest customer in the financial fourth quarter. These initiatives result in sales shifts both in terms of timing and channel relative to the previous year. In the case of Taiwan, the acquisition reduced sales by approximately £7 million and operating profit by £3 million in the first half relative to results that would have been reported under the region's former distributor status. The womenswear conversion in Spain will reduce reported sales by approximately £6 million in the second half and operating profit by £3 million relative to results which would have been expected under the former wholesale configuration. Following a period of transition, management expects these actions to enhance Burberry's positioning and financial performance in Taiwan and Spain.

- **Licensing** Burberry's product licenses generally performed well in the half. Against strong comparatives of the previous year driven by the launch of Burberry Brit for Men and an increase in the royalty rate, fragrance royalty growth moderated relative to the previous year. During the half, Burberry's fragrance team prepared for a major product launch in spring 2006. Entering its third year, the watch business experienced strong growth as the product line continued to strengthen and distribution expanded. In October, the Group also announced an important new eyewear licence with Luxottica Group. The first collections under this agreement are expected to appear at retail in late 2006.

Products Burberry advanced its strategies across major product categories during the first half.

- **Prorsum** Burberry's Prorsum runway collection continued to set the creative and editorial pace for the Group. With outstanding critical acclaim, the Autumn 2005 collection is achieving strong results at retail. The label's capsule line of accessories is also meeting enthusiastic consumer response.

- **Womenswear** Experiencing a soft spring season, womenswear's underlying revenue increased 1%. At the same time, the womenswear team made important strategic progress in the period. In outerwear, the team's efforts to enhance Burberry's key quilted coat business were rewarded with a favourable consumer response to autumn's new styles and silhouettes. Responding to consumers' demand for frequent new merchandise, womenswear has reorganised its design process to produce five collections per year. Womenswear generated 34% of total revenue in the period.

- **Menswear** With 4% underlying growth, menswear experienced a strong first half, particularly within the Group's own stores. The menswear team's emphasis on more classic styling across the collection and intensifying selection in prime classifications were important contributors to this performance. Also, Burberry's first menswear specific marketing initiatives were launched in large European and US markets in autumn 2005. Menswear represented 28% of reported revenue.

- **Accessories** Accessories experienced 2% underlying revenue growth. The Group's core handbag range experienced a flat performance, as the new line of Prorsum handbags met enthusiastic demand within Burberry's own stores. In the second quarter, unseasonably warm weather in several markets dulled sales of Burberry's iconic scarves and other cold weather items. An emphasis on new styles and designs and reinvention of the classics are critical to the success of this important category. As Burberry has done with its core quilted jackets, the Group is in the process of upgrading iconic handbag groups. The new Haymarket line has been well received and Burberry will be adding successful Prorsum styles to the core assortment. Accessories (excluding childrenswear) comprised 25% of revenue in the period.

Project Atlas

Announced in May 2005, Burberry's infrastructure redesign programme, Project Atlas, generally progressed as planned during the first half. Inter-disciplinary, cross-geography working teams were established and intensive work began in the period to create a substantially stronger platform to support the long-term operation and growth of the Group. The initial phases of the project are oriented toward establishing the building blocks required for the redesign of these fundamental processes. In the case of the retail and wholesale businesses, for example, project teams concentrated on creating global common data standards – critical input for structuring an integrated information system. In retail, teams were devoted to defining optimal procedures and processes to inform design of the retail information system, which is expected to be rolled out beginning in the second half of 2006. In the case of financial management, teams developed a blueprint for Burberry's global financial architecture. In line with expectations, expenses of £3 million and capital expenditures of £3.9 million were incurred in the first half.

Financial summary

Turnover increased 3% on an underlying basis (2% reported) to £355 million. Gross margin declined from 58.6% to 57.8% primarily as a result of increased end of season sale activity in the current half relative to the previous period. This was largely offset by a decline in the expense ratio from 36.2% to 35.6% (before Atlas costs). As a result, the Group achieved a 22.2% operating margin before Atlas costs in the half, broadly consistent with the previous year's 22.3%. Operating profit before Atlas costs increased 2% to £78.8 million and associated diluted EPS increased 5% to 11.3p. After Atlas costs, operating profit was £75.8 million with diluted EPS of 10.9p in the half. The directors have declared a 25% increase in the interim dividend to 2.5p. As of 30 September 2005, the Group had repurchased an aggregate of £123 million of its shares under its £250 million repurchase programme.

Second half outlook
Looking to the second half of 2005/06:

- **Retail** Retail expansion continues on track. The Group opened a store in San Diego (California) in early October and plans to open Burberry stores in Naples (Florida) and Palm Beach Gardens (Florida) and four outlet stores in the period. Average retail selling space is planned to increase by approximately 10% in the second half, 9% for the financial year, excluding the effect of the Taiwan Acquisition.

- **Wholesale** On the basis of Spring/Summer 2006 merchandise orders received to date, Burberry anticipates a moderate underlying decline in wholesale sales for the second half of the year. As stores are added in the US, the Group continues to rebalance its channel mix in that market. Burberry also anticipates soft demand in Spain and the UK in the second half. In addition, the conversion of portions of its womenswear business in Spain from a wholesale to a retail concession format in the financial fourth quarter will affect reported results. Sales will shift both in terms of timing and channel relative to the previous year. The Taiwan Acquisition will have a similar effect.

- **Licensing** Burberry anticipates licensing revenue growth broadly consistent with that of the first half. In Japan, Burberry will continue its activities to enhance brand positioning, which restrain volume growth. Revenues will also be affected by the initial phase of the transition to a new eyewear licences. With respect to other licenses, Burberry expects trends to be broadly consistent with those of the first half of the year.

Chief Executive transition
On 11 October 2005, the Group announced that Angela Ahrendts will join Burberry in January 2006 as an Executive Director and will become Chief Executive in July 2006. I will assume the newly created role of Vice Chairman at that time. In the period between January and July 2006, Ms. Ahrendts will report to me to ensure a smooth transition of responsibilities, and thereafter to the Chairman of the Board.

Rose Marie Bravo
Chief Executive

FINANCIAL REVIEW

Group results

	Six months to 30 September 2005		Six months to 30 September 2004	
	£m	Percentage of turnover	£m	Percentage of turnover
Turnover				
Retail	124.2	35.0%	111.0	31.9%
Wholesale	191.1	53.8%	197.2	56.8%
Licence	39.6	11.2%	39.3	11.3%
Total turnover	**354.9**	**100.0%**	**347.5**	**100.0%**
Cost of sales	(149.7)	(42.2%)	(144.0)	(41.4%)
Gross profit	**205.2**	**57.8%**	**203.5**	**58.6%**
Net operating expenses before Atlas costs	(126.4)	(35.6%)	(125.9)	(36.2%)
Operating profit before Atlas costs	**78.8**	**22.2%**	**77.6**	**22.3%**
Atlas costs	(3.0)	(0.8%)	–	–
Operating profit	**75.8**	**21.4%**	**77.6**	**22.3%**
Net finance income	2.3	0.6%	1.8	0.5%
Profit before taxation	**78.1**	**22.0%**	**79.4**	**22.8%**
Taxation	(25.0)	(7.0%)	(24.8)	(7.1%)
Attributable profit	**53.1**	**15.0%**	**54.6**	**15.7%**
Diluted EPS before Atlas costs	**11.3p**	**–**	**10.8p**	**–**
Diluted EPS	10.9p	–	10.8p	–
Diluted weighted average number of Ordinary Shares (millions)	488.8	–	507.1	–

Burberry Group turnover is composed of revenue from three channels of distribution: retail, wholesale and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through the Group's directly operated store network. At 30 September 2005, the Group operated 177 retail locations (2004: 151) consisting of 62 Burberry stores (2004: 57), 90 concessions (2004: 70) and 25 outlet stores (2004: 24). Licence revenue consists of royalties receivable from Japanese and product licensing partners.

Turnover

Total turnover in the first half advanced to £354.9m from £347.5m in the prior period, representing an increase of 2%, or 3% on an underlying basis. In determining "underlying" performance, financial results are adjusted to exclude the financial effects of the Taiwan Acquisition and the impact of foreign currency exchange rate movements between periods. The Taiwan Acquisition resulted in a sales shift from Burberry's wholesale channel to its retail channel. Therefore, in determining underlying performance, the financial effect of the Group's Taiwan-related business is excluded from both reporting periods.

Retail revenues increased by 12% reported (9% underlying) to £124.2m, driven by contributions from new and refurbished stores. The acquisition of 12 retail locations in Taiwan during August 2005 also contributed to reported gains. During the half, the Group opened three Burberry stores (including two replacement stores), an outlet, six concessions and completed seven store refurbishments. Retail performance varied by region. In the US, solid sales growth was driven by contributions from new stores, complemented by gains at existing stores. Against strong comparatives, new stores and concessions drove revenue growth in Continental European markets. The UK market, affected by external factors, was soft. In Asia, Korea achieved a small gain notwithstanding the difficult retail environment. Led by existing stores, Hong Kong and Southeast Asian markets generally experienced strong increases in the period.

Affected by the Taiwan Acquisition, reported wholesale revenues declined 3% to £191.1m in the half. Underlying sales declined 1%. The US market experienced a moderate decline as a result of Burberry's ongoing adjustment of the brand's wholesale/retail balance in this market, as well as caution on the part of certain wholesale customers. In Europe, soft demand in Spain produced a moderate sales decline during the period. Other Continental European markets achieved strong gains. The UK continued to be soft. Asia achieved good underlying growth. Emerging markets achieved strong gains, boosted by new stores, including the opening of five franchise stores in the half.

Licensing revenues in the half increased by 1% reported (3% underlying) to £39.6m. Flat Japan-related royalties reflected a small volume decline resulting from licence transitions/cancellations, Burberry's programme to restrict selectively distribution of certain products and a soft apparel market. This was largely offset by an increase in certain royalty rates. Excluding the effect of cancelled licenses, total underlying licensing revenue increased 6%. Licensing revenue growth also reflected solid gains from Burberry's global licenses. Fragrance-related royalty growth slowed reflecting strong comparatives resulting from the Burberry Brit for Men launch in the previous year and the anniversary of the royalty rate increase.

Operating profit

Gross profit as a percentage of turnover was 57.8% in the first half of 2005/06 relative to 58.6% in the prior period. The decline largely resulted from increased levels of seasonal clearance activity for the spring/summer season relative to the previous year.

Net operating expenses before Atlas costs as a percentage of turnover decreased to 35.6% from 36.2% in the previous period. Improvement in the expense ratio largely reflected one-time items in the current period, including a gain on property sales.

As a result of these factors, operating profit before Atlas costs increased 2% to £78.8m, or 22.2% of turnover relative to 22.3% in the previous period. Exchange rate differences relative to the previous period reduced reported operating profit by £0.4m.

Net expenses associated with Project Atlas totalled £3.0m. Reported operating profit was £75.8m for the half.

Net finance income

Net interest income was £2.3m in the six months to September 2005 compared to £1.8m in the prior period.

Profit before taxation

As a result of the above factors, Burberry reported profit before taxation and Atlas costs of £81.1m in the six months to 30 September 2005 compared to £79.4m in the prior period. Including Atlas costs, profit before taxation was £78.1m in the current period.

Attributable profit

Burberry recorded a 32.0% effective tax rate (2004: 31.2%) on profit resulting in a £25.0m tax charge and reported attributable profit of £53.1m for the six months to 30 September 2005 compared to £54.6m reported in the prior period. The effective tax rate for the period is in line with the expected rate for the full financial year.

Diluted earnings per share before Atlas costs increased 5% to 11.3p in the half compared to 10.8p in the prior period. Including Atlas costs, the Group reported diluted earnings per share of 10.9p. In the six months to September 2005, the diluted weighted average number of ordinary shares in issue was 488.8m (2004: 507.1m).

Cash flow and net funds

Historically, Burberry's principal uses of funds have been to support capital expenditures and working capital growth in connection with the expansion of its business, acquisitions and share repurchases. Principal sources of funds have been cash flow from operations. Burberry expects to finance the expansion of it business, capital expenditures including strategic infrastructure investments and share repurchases with existing cash balances, cash generated from operating activities and the use of its credit facilities.

The table below sets out the principal components of cash flow for the six months to 30 September 2005 and 30 September 2004 and net funds at the period end:

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m
Operating profit	**75.8**	**77.6**
Depreciation and related charges	11.3	9.7
Profit on disposal of fixed assets	(0.9)	(0.1)
Charges in respect of employee share incentive schemes	3.8	4.5
Increase in stocks	(9.1)	(12.6)
Increase in debtors	(36.5)	(40.6)
Decrease in creditors	(18.7)	(1.6)
Net cash inflow from operating activities	**25.7**	**36.9**
Net interest received	1.7	2.1
Taxation paid	(18.1)	(19.9)
Capital expenditures and acquisition related payments	(15.8)	(16.9)
Net sale/(purchase) of shares by ESOPs	1.7	(7.4)
Issue of ordinary share capital	3.5	3.3
Share repurchases	(64.5)	–
Equity dividends paid	(21.5)	(14.9)
Movement in net funds resulting from cash flows	**(87.3)**	**(16.8)**
Exchange gains	2.5	1.9
Movement in net funds	**(84.8)**	**(14.9)**
Net funds at end of period	**85.1**	**143.0**

Net cash inflow from operating activities was £25.7m in the first half compared to £36.9m in the prior period. Stock levels increased £9.1m, broadly consistent with historical seasonal patterns. The £36.5m increase in debtors is in line with seasonal growth of trade receivables. The £18.7m decrease in creditors includes timing differences in the payment of trade creditors and settlement of profit shares with respect to prior year acquisitions.

Capital expenditures and acquisition related payments included net purchases of fixed assets of £8.1m relating primarily to continued investment in the Group's retail operations and infrastructure, Project Atlas investment of £3.9m and £3.8m as partial consideration for the acquisition of the operations of Burberry's distributors in Taiwan. Capital expenditures for the full 2005/06 financial year are expected to total approximately £35m.

In line with its risk management policy, Burberry has continued to hedge its principal foreign currency transaction exposures arising in respect of Yen denominated royalty income and Euro denominated product purchases and sales.

In connection with share option awards, the Group sold £1.7m of equity from its Employee Share Ownership Trusts and received £3.5m (2004: £3.3m) from the issue of new shares following the exercise of share-based options.

Consistent with the £250m share repurchase programme announced in November 2004, Burberry commenced the repurchase of shares in January 2005. In the six months to 30 September 2005 the Group repurchased 15.9m shares for a total cost of £64.5m. Aggregate purchases under the repurchase programme since January 2005 amounted to £123m.

An interim dividend of 2.5p per share (2004: 2.0p), £11.8m in total, will be payable on 2 February 2006.

Group income statement – unaudited

	Note	Six months to 30 September 2005[1] £m	Six months to 30 September 2004[2] £m	Year to 31 March 2005[2] £m
Turnover	4	**354.9**	**347.5**	**715.5**
Cost of sales		(149.7)	(144.0)	(291.3)
Gross profit		**205.2**	**203.5**	**424.2**
Net operating expenses		(129.4)	(125.9)	(262.9)
Operating profit		**75.8**	**77.6**	**161.3**
Financing:				
Interest and similar income		2.4	2.2	5.5
Interest expense and similar charges		(0.3)	(0.4)	(0.6)
Financing fair value remeasurements		0.2	–	–
Net finance income	4	**2.3**	**1.8**	**4.9**
Profit before taxation	4	**78.1**	**79.4**	**166.2**
Taxation	6	(25.0)	(24.8)	(53.4)
Attributable profit for the period	13	**53.1**	**54.6**	**112.8**

All the profit for the period is attributable to the equity holders of the company.

Pence per share				
Earnings				
– basic	7	11.2p	11.0p	22.8p
– diluted	7	10.9p	10.8p	22.4p
Dividends				
Dividend per share – interim (not recognised as a liability at 30 September)	8	2.5p	2.0p	2.0p
Dividend per share – final (not recognised as a liability at 31 March)	8	–	–	4.5p

Non-GAAP measures		£m	£m	£m
Reconciliation to adjusted operating profit				
Operating profit		75.8	77.6	161.3
Atlas costs	5	3.0	–	–
Operating profit before Atlas costs		**78.8**	**77.6**	**161.3**
Pence per share				
Earnings per share before Atlas costs				
– basic	7	11.6p	11.0p	22.8p
– diluted	7	11.3p	10.8p	22.4p

(1) Reflects the adoption of IAS 32 and IAS 39 and further guidance on IFRS (see note 3).
(2) Does not reflect the adoption of IAS 32 and IAS 39, however does reflect further guidance on IFRS (see note 3).

Group statement of recognised income and expense – unaudited

	Note	Six months to 30 September 2005[1] £m	Six months to 30 September 2004[2] £m	Year to 31 March 2005[2] £m
Attributable profit for the period		**53.1**	**54.6**	**112.8**
Cash flow hedges		(2.5)	–	–
Currency translation differences		7.0	10.5	5.7
Actuarial gains/(losses) on defined benefit pension scheme		1.8	–	(1.5)
Tax on items taken directly to equity		0.6	(0.3)	(0.4)
Net income recognised directly in equity	13	**6.9**	**10.2**	**3.8**
Transfers				
Transferred to profit and loss on cash flow hedges		(1.8)	–	–
Tax on items transferred from equity		0.7	–	–
Net transfers		(1.1)	–	–
Net gains not recognised in income statement		5.8	10.2	3.8
Total recognised income for the period	13	**58.9**	**64.8**	**116.6**

(1) Reflects the adoption of IAS 32 and IAS 39 and further guidance on IFRS (see note 3).
(2) Does not reflect the adoption of IAS 32 and IAS 39, however does reflect further guidance on IFRS (see note 3).

All the recognised income and expense for the period is attributable to the equity holders of the company.

Group balance sheet – unaudited

	Note	As at 30 September 2005(1) £m	As at 30 September 2004(2) £m	As at 31 March 2005(2) £m
ASSETS				
Non-current assets				
Intangible assets		132.3	124.5	124.9
Property, plant and equipment		162.5	147.9	154.7
Deferred taxation assets		24.9	20.7	26.4
Trade and other receivables	10	3.9	1.2	1.3
Income tax recoverable		0.6	0.8	0.8
		324.2	**295.1**	**308.1**
Current assets				
Stock		113.2	104.4	102.5
Trade and other receivables	10	143.6	143.4	112.2
Derivative financial assets		2.5	–	–
Income tax recoverable		4.5	0.1	3.1
Cash and cash equivalents		85.1	143.5	169.9
		348.9	**391.4**	**387.7**
Non-current assets classified as held for sale		–	2.8	1.2
Total assets		**673.1**	**689.3**	**697.0**
LIABILITIES				
Non-current liabilities				
Long term liabilities	11	(16.2)	(14.5)	(14.8)
Deferred taxation liabilities		(13.2)	(10.8)	(13.0)
Retirement benefit obligations		(0.4)	(2.5)	(2.1)
Provisions		(3.1)	(5.0)	(3.2)
		(32.9)	**(32.8)**	**(33.1)**
Current liabilities				
Bank overdrafts		–	(0.5)	–
Trade and other payables	12	(142.3)	(145.3)	(160.3)
Derivative financial liabilities		(3.1)	–	–
Income tax liabilities		(32.6)	(26.1)	(25.2)
		(178.0)	**(171.9)**	**(185.5)**
Total liabilities		**(210.9)**	**(204.7)**	**(218.6)**
Net assets		**462.2**	**484.6**	**478.4**
EQUITY				
Capital and reserves attributable to the company's equity holders				
Ordinary Share capital	13	0.2	1.1	1.1
Share premium account	13	151.3	133.9	136.1
Hedging reserve	13	(0.1)	–	–
Foreign currency translation reserve	13	12.9	10.1	5.6
Capital reserve	13	24.9	25.7	24.9
Retained earnings	13	273.0	313.8	310.7
Total equity		**462.2**	**484.6**	**478.4**

(1) Reflects the adoption of IAS 32 and IAS 39 and further guidance on IFRS (see note 3).
(2) Does not reflect the adoption of IAS 32 and IAS 39, however does reflect further guidance on IFRS (see note 3).

Group cash flow statement – unaudited

	Note	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year to 31 March 2005 £m
Cash flows from operating activities				
Operating profit		75.8	77.6	161.3
Depreciation, impairment and trademark amortisation charges		11.3	9.7	24.4
Gain on disposal of fixed assets and similar non-cash charges		(0.9)	(0.1)	(1.1)
Charges in respect of employee share incentive schemes		3.8	4.5	9.5
Increase in stocks		(9.1)	(12.6)	(12.9)
Increase in debtors		(36.5)	(40.6)	(7.3)
(Decrease)/increase in creditors		(18.7)	(1.6)	1.5
Cash generated from operations		25.7	36.9	175.4
Taxation paid		(18.1)	(19.9)	(49.5)
Net cash inflow from operating activities		**7.6**	**17.0**	**125.9**
Cash flows from investing activities				
Purchase of tangible and intangible fixed assets		(15.0)	(17.2)	(37.2)
Proceeds from sale of property, plant and equipment		3.0	0.3	3.1
Acquisition of subsidiary	9	(3.8)	–	–
Net cash outflow from investing activities		**(15.8)**	**(16.9)**	**(34.1)**
Cash flows from financing activities				
Interest received		2.0	2.3	5.3
Interest paid		(0.3)	(0.2)	(0.6)
Equity dividends paid		(21.5)	(14.9)	(24.9)
Issue of Ordinary Share capital		3.5	3.3	4.4
Purchase of shares through share buy back		(64.5)	-	(58.4)
Purchase of own shares by ESOPs		-	(8.7)	(8.7)
Sale of own shares by ESOPs		1.7	1.3	1.8
Net cash outflow from financing activities		**(79.1)**	**(16.9)**	**(81.1)**
Net (decrease)/increase in cash and cash equivalents		(87.3)	(16.8)	10.7
Effect of exchange rate changes on opening balances		2.5	1.9	1.3
Cash and cash equivalents at beginning of period		169.9	157.9	157.9
Cash and cash equivalents at end of period		**85.1**	**143.0**	**169.9**

Analysis of cash and cash equivalents

	As at 30 September 2005 £m	As at 30 September 2004 £m	As at 31 March 2005 £m
Cash	26.8	44.6	62.4
Short term deposits	58.3	98.9	107.5
Cash and cash equivalents as per the balance sheet	85.1	143.5	169.9
Bank overdrafts as per the balance sheet	–	(0.5)	–
Cash and cash equivalents per the cash flow statement	**85.1**	**143.0**	**169.9**

1 Basis of preparation

The interim financial statements for Burberry Group comprises the unaudited results for the six months to 30 September 2005 and 30 September 2004 and for the year to 31 March 2005. Under European Union (EU) legislation, it is mandatory for EU listed companies to report under International Financial Reporting Standards (IFRS), for financial years commencing after 1 January 2005. The results to 30 September 2005 have been prepared in accordance with the accounting policies which the Group intends to adopt for the year to 31 March 2006. The results to 30 September 2004 and 31 March 2005 have been restated from UK GAAP to IFRS using the same accounting policies as those used for the results to 30 September 2005, other than as described in note 3 – Changes in accounting policies and presentation. The principle adjustments that were required by Burberry Group on conversion to IFRS are set out in note 15 – Transition to IFRS. This information has been extracted from the "Burberry Group plc financial results under IFRS" published on 10 June 2005 and which is available on the Group's website (www.burberryplc.com).

In preparing this financial information, the directors have assumed that the European Commission will endorse the amendment to IAS 19 "Employee Benefits" issued by the IASB in December 2004. In addition, Burberry has decided to adopt early IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" and Draft Technical Correction 1 "Proposed amendments to IAS 21 The effects of changes in Foreign Exchange Rates – Net investment in a Foreign Operation".

IFRS are subject to ongoing review and endorsement by the European Commission, or possible amendment by the IASB, and are therefore subject to possible change. Further standards or interpretations may also be issued that could be applicable for the full year consolidated financial statements. These potential changes could result in the need to change the basis of accounting or presentation of certain financial information from that presented in this document.

The interim financial statements are not audited and do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. This financial information has been formally reviewed by the Group's auditors, PricewaterhouseCoopers LLP, and their report is set out on page 33.

Statutory consolidated financial statements for the Group for the year to 31 March 2005, prepared in accordance with UK GAAP, were reported on by the auditors without qualification or statement under section 237(2) or (3) of the Companies Act 1985 and have been delivered to the Registrar of Companies. Comparative information for the year to 31 March 2005 shown within this report has been extracted from the document "Burberry Group plc financial results under IFRS" as published by the Group on 10 June 2005.

Basis of consolidation

The Group interim financial statements comprises those of the parent company and its subsidiaries, presented as a single economic entity.

The effects of intra-group transactions are eliminated in preparing the Group interim financial statements.

1 Basis of preparation continued

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the portion of the reporting period during which Burberry Group plc had control.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the interim financial statements, deviate from actual circumstances, the original estimate and assumptions will be modified as appropriate in the period in which the circumstances change.

2 Accounting policies and presentation

The same accounting policies and methods of computation have been followed in the interim financial statement as those published by the company on 10 June 2005, in the document "Burberry Group plc financial results under IFRS", except for those changes in accounting policies set out in note 3. The accounting policies previously published are available on the Group's website (www.burberryplc.com).

3 Changes in accounting policies and presentation

The results for the six months to 30 September 2005 have incorporated the impact of the adoption of: IAS 32 "Financial Instruments: Disclosure and Presentation"; IAS 39 "Financial Instruments: Recognition and Measurement"; the Draft Technical Correction 1 "Proposed amendments to IAS 21 The effects of changes in Foreign Exchange Rates – Net investment in a Foreign Operation" and further interpretation of IAS 38 "Intangible assets".

Impact of the adoption of IAS 32 and IAS 39

IFRS 1 "First time adoption of IFRS" allows an entity to produce comparative information, which does not comply with IAS 32 and IAS 39. However, for the first IFRS reporting period, being 31 March 2006, the adjustment between the balance sheet at the comparative period's reporting date (under the previous GAAP) and the balance sheet at the start of the first IFRS reporting period must be accounted for as a change in accounting policy.

The Group has taken advantage of this exemption and has adopted IAS 32 "Financial Instruments: Presentation and Disclosure" and IAS 39 "Financial Instruments: Recognition and Measurement" with effect from 1 April 2005. The impact of these standards on the Group's opening balance sheet is shown below.

The principal impact of the adoption of IAS 32 and IAS 39 on the Group's financial statements relates to the classification of redeemable preference shares and the recognition of derivative financial instruments.

3 Changes in accounting policies and presentation continued

Redeemable preference shares are now considered to be a liability rather than equity.

Burberry Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates arising on certain trading transactions. The principal derivative instruments used are forward currency contracts taken out to hedge certain future royalty receivables and product purchases. Under UK GAAP, derivative instruments were held off balance sheet.

Under IFRS, derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets and liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The gain or loss on fair value hedges is taken to the income statement, along with the gain or loss on the hedged item.

The portion of the gain or loss on cash flow hedges determined to be effective, is initially taken to the hedging reserve within equity. The ineffective portion of the gain or loss is recognised in the income statement within net finance income. The amount recognised directly to equity is released to the income statement, when the underlying transaction affects the income statement. If it is expected that all or a portion of a loss recognised directly in equity will not be recovered in one or more future periods, the amount that is not expected to be recovered will be reclassified to the income statement.

The adjustments to the opening balance sheet at 1 April 2005 are shown in the table below, only those line items that have been impacted are shown:

	Opening balance sheet under IFRS	Effect of adoption of IAS 32 and IAS 39		Restated opening position at 1 April 2005
		Reclassification	*Remeasurement*	
	£m	£m	£m	£m
Current assets				
Derivative financial assets	–	–	5.8	5.8
Current liabilities				
Derivative financial liabilities	–	–	(1.6)	(1.6)
Non-current liabilities				
Long term liabilities	(14.8)	(0.8)	–	(15.6)
Deferred tax liabilities	(13.0)	–	(1.5)	(14.5)
Impact on net assets		**(0.8)**	**2.7**	
Ordinary Share capital	1.1	(0.8)	–	0.3
Hedging reserve	–	–	2.6	2.6
Retained earnings	310.7	–	0.1	310.8
Impact on equity		**(0.8)**	**2.7**	

3 Changes in accounting policies and presentation continued

Impact of the adoption of Draft Technical Correction 1

Draft Technical Correction 1 is expected to become effective before the end of the year. IAS 21 currently requires exchange differences arising on a monetary item that forms part of the parent company's net investment in a foreign operation to be recognised in equity. The application of this requirement is restricted to funding transacted directly between the parent and the foreign operation. The proposed amendment clarifies that exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation should be recognised in equity irrespective of whether it is the parent or a fellow subsidiary that enters into the transaction with the foreign operation. In preparing this financial information, the directors have assumed that this amendment is approved by the EU and can be adopted for the year to 31 March 2006 and accordingly gains and losses on intercompany balances have been recognised directly in equity.

The impact of the above treatment is to:

(a) reduce net finance income by £0.8m in the six months to 30 September 2004 and £0.7m in the year to 31 March 2005;
(b) reduce the taxation charge by £0.3m in the six months to 30 September 2004 and £0.1m in the year to 31 March 2005;
(c) reduce the retained earnings by £0.5m in the six months to 30 September 2004 and £0.6m in the year to 31 March; and
(d) increase the foreign currency translation reserve by £0.5m in the six months to 30 September 2004 and £0.6m in the year to 31 March 2005.

This treatment in respect of IAS 21 differs from that adopted in the information published by the company on 10 June 2005 in the document called "Burberry Group plc financial results under IFRS".

Further interpretation of IAS 38

Further interpretation of IAS 38 since the company published its IFRS information on 10 June 2005, entitled "Burberry Group plc financial results under IFRS", has resulted in monies paid in respect of certain retail properties being classified as intangible assets rather than within property, plant and equipment. The impact of this reclassification was £9.0m as at 30 September 2004 and £8.6m as at 31 March 2005.

4 Segmental analysis

(a) Turnover and profit before taxation – by origin

Europe comprises operations in France, Germany, Italy, Switzerland, and the UK. North America comprises operations in the USA. Asia Pacific comprises operations in Australia, Hong Kong, Korea, Malaysia, Singapore and Taiwan.

	Spain		Europe		North America		Asia Pacific		Total	
Six months to 30 September	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Gross segment turnover	86.5	89.1	190.0	188.4	73.6	69.4	79.6	70.9	429.7	417.8
Inter-segment turnover	(0.1)	(0.1)	(74.7)	(69.9)	–	–	–	(0.3)	(74.8)	(70.3)
Turnover	**86.4**	**89.0**	**115.3**	**118.5**	**73.6**	**69.4**	**79.6**	**70.6**	**354.9**	**347.5**
Operating profit before Atlas costs	**14.4**	**13.8**	**60.5**	**57.9**	**(1.4)**	**0.5**	**5.3**	**5.4**	**78.8**	**77.6**
Atlas costs	–	–	(3.0)	–	–	–	–	–	(3.0)	–
Net finance income	0.5	0.4	1.3	1.1	0.1	0.1	0.4	0.2	2.3	1.8
Profit before taxation	**14.9**	**14.2**	**58.8**	**59.0**	**(1.3)**	**0.6**	**5.7**	**5.6**	**78.1**	**79.4**

Year to 31 March 2005	Spain £m	Europe £m	North America £m	Asia Pacific £m	Total £m
Gross segment turnover	170.3	365.3	157.8	149.1	842.5
Inter-segment turnover	(0.1)	(126.3)	–	(0.6)	(127.0)
Turnover	**170.2**	**239.0**	**157.8**	**148.5**	**715.5**
Operating profit	**23.5**	**112.9**	**7.0**	**17.9**	**161.3**
Net finance income	0.7	3.4	0.3	0.5	4.9
Profit before taxation	**24.2**	**116.3**	**7.3**	**18.4**	**166.2**

The results above are stated after the allocation of costs of a group-wide nature.

(b) Turnover by destination

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year to 31 March 2005 £m
Spain	74.5	77.5	168.4
Europe	105.5	102.2	188.0
North America	77.1	73.8	165.9
Asia Pacific	92.8	91.2	186.6
Other	5.0	2.8	6.6
Total	**354.9**	**347.5**	**715.5**

4 Segmental analysis continued

(c) Turnover and profit before taxation – by class of business

	Wholesale and Retail		Licensing		Total	
Six months to 30 September	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Gross segment turnover	390.1	378.5	39.6	39.3	429.7	417.8
Inter-segment turnover	(74.8)	(70.3)	–	–	(74.8)	(70.3)
Turnover	**315.3**	**308.2**	**39.6**	**39.3**	**354.9**	**347.5**
Operating profit before Atlas costs	**45.0**	**43.9**	**33.8**	**33.7**	**78.8**	**77.6**
Atlas costs	(3.0)	–	–	–	(3.0)	–
Net finance income	2.3	1.8	–	–	2.3	1.8
Profit before taxation	**44.3**	**45.7**	**33.8**	**33.7**	**78.1**	**79.4**

Year to 31 March	Wholesale and Retail £m	Licensing £m	Total £m
Gross segment turnover	764.1	78.4	842.5
Inter-segment turnover	(127.0)	–	(127.0)
Turnover	**637.1**	**78.4**	**715.5**
Operating profit	**94.3**	**67.0**	**161.3**
Net finance income	4.9	–	4.9
Profit before taxation	**99.2**	**67.0**	**166.2**

The results above are stated after the allocation of costs of a group-wide nature.

4 Segmental analysis continued

(d) An analysis of turnover by product category is presented as additional information

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year to 31 March 2005 £m
Womenswear	119.2	118.5	242.1
Menswear	99.9	95.1	194.5
Accessories (including Childrens)	94.8	93.3	197.6
Other	1.4	1.3	2.9
Wholesale and Retail	**315.3**	**308.2**	**637.1**
Analysed as:			
Wholesale	191.1	197.2	371.9
Retail	124.2	111.0	265.2
Licence	**39.6**	**39.3**	**78.4**
Total	**354.9**	**347.5**	**715.5**
Number of directly operated stores, concessions and outlets open at end of period	177	151	157

5 Atlas costs

Operating profit for the six months to 30 September 2005 includes charges of £3.0m (2004: £nil) relating to Project Atlas, our major infrastructure redesign initiative, which was announced in May 2005. In addition, a total of £3.9m (2004: £nil) has been spent on capitalised IT investment for Project Atlas in the six months to 30 September 2005. This project is designed to create a substantially stronger platform to support long term operation and growth of the Group. Investment in Project Atlas is expected to be around £50m over the three year period to 2007/08.

6 Taxation

The effective rate of tax is based on the estimated tax charge for the full year at a rate of 32.0% (2004: 31.2%). The actual effective rate of tax for the year to 31 March 2005 on this basis was 32.1%.

7 Earnings per share

The calculation of basic earnings per share is based on attributable profit for the period divided by the weighted average number of Ordinary Shares in issue during the period. Basic and diluted earnings per share before Atlas costs are also disclosed to indicate the underlying profitability of the Burberry Group.

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year to 31 March 2005 £m
Attributable profit for the period before Atlas costs	55.2	54.6	112.8
Effect of Atlas costs (after taxation)	(2.1)	–	–
Attributable profit for the period	**53.1**	**54.6**	**112.8**

The weighted average number of Ordinary Shares represents the weighted average number of Burberry Group plc Ordinary Shares in issue throughout the period, excluding Ordinary Shares held in Burberry Group's ESOPs.

Diluted earnings per share is based on the weighted average number of Ordinary Shares in issue during the period. In addition, account is taken of any awards made under the share incentive schemes, which will have a dilutive effect when exercised (full vesting of all outstanding awards is assumed).

	Six months to 30 September 2005 Millions	Six months to 30 September 2004 Millions	Year to 31 March 2005 Millions
Weighted average number of Ordinary Shares in issue during the period	475.2	496.2	494.1
Dilutive effect of the share incentive schemes	13.6	10.9	10.4
Diluted weighted average number of Ordinary Shares in issue during the period	488.8	507.1	504.5

Basic earnings per share	Six months to 30 September 2005 Pence	Six months to 30 September 2004 Pence	Year to 31 March 2005 Pence
Basic earnings per share before Atlas costs	**11.6**	**11.0**	**22.8**
Effect of Atlas costs	(0.4)	–	–
Basic earnings per share	**11.2**	**11.0**	**22.8**

Diluted earnings per share	Six months to 30 September 2005 Pence	Six months to 30 September 2004 Pence	Year to 31 March 2005 Pence
Diluted earnings per share before Atlas costs	**11.3**	**10.8**	**22.4**
Effect of Atlas costs	(0.4)	–	–
Diluted earnings per share	**10.9**	**10.8**	**22.4**

8 Dividends

The interim dividend of 2.5p (2004: 2.0p) per share has been approved by the Board of directors, after 30 September 2005. Accordingly, this dividend has not been recognised as a liability at the period end.

The interim dividend will be paid on 2 February 2006 to Shareholders on the Register at the close of business on 6 January 2006.

A dividend of 4.5p (2004: 3.0p) was paid during the period. For the year to 31 March 2005, a dividend of 5.0p was paid.

9 Acquisition of subsidiary

On 1 August 2005 the Burberry Group acquired the Burberry trade and certain assets and liabilities ("the Burberry Taiwan acquisition") from Chang's Kent Co. Limited and Ming Pu Co. Limited, which were Burberry distributors in Taiwan.

The Burberry Taiwan acquisition resulted in the acquisition of 12 retail stores and concessions for £5.8m. A total of £3.8m was paid by 30 September with deferred consideration of £2.0m payable by August 2006. The fair value of assets and liabilities acquired was £2.1m of which £1.5m relates to stock. Goodwill arising on this transaction amounted to £3.7m.

All assets were recognised at their respective fair values and the residual excess over the net assets acquired is recognised as goodwill in the financial statements. The fair value adjustments contain some provisional amounts which will be finalised by 31 July 2006.

10 Trade and other receivables

	As at 30 September 2005 £m	As at 30 September 2004 £m	As at 31 March 2005 £m
Non-current			
Deposits and prepayments	3.9	1.2	1.3
Total non-current trade and other receivables	**3.9**	**1.2**	**1.3**
Current			
Trade receivables	122.3	119.5	91.6
Other receivables	4.1	1.2	1.5
Prepayments and accrued income	17.2	22.5	19.1
Trading balances owed by GUS group companies	–	0.2	–
Total current trade and other receivables	**143.6**	**143.4**	**112.2**
Total trade receivables	**147.5**	**144.6**	**113.5**

11 Long term liabilities

	As at 30 September 2005 £m	As at 30 September 2004 £m	As at 31 March 2005 £m
Unsecured:			
Other creditors, accruals and deferred income	5.4	4.5	4.8
Deferred consideration for acquisition	10.0	10.0	10.0
Redeemable preference share capital	0.8	–	–
Total	**16.2**	**14.5**	**14.8**

Deferred consideration due after more than one year arises from the acquisition of the trade and certain assets of the Burberry business in Korea.

12 Trade and other payables

	As at 30 September 2005 £m	As at 30 September 2004 £m	As at 31 March 2005 £m
Unsecured:			
Trade creditors	22.0	29.5	27.5
Trading balances owed to GUS group companies	6.2	8.4	6.8
Other taxes and social security costs	7.5	5.8	6.7
Other creditors	19.2	18.5	24.6
Accruals and deferred income	65.6	60.4	72.0
Deferred consideration for acquisitions	21.8	22.7	22.7
Total	**142.3**	**145.3**	**160.3**

Deferred consideration due within one year arises from the acquisition of Burberry (Spain) S.A., Mercader y Casadevall S.A. and the Burberry Taiwan acquisition.

13 Share capital and reserves

	Ordinary Share capital £m	Share premium account £m	Hedging reserve £m	Foregin currency translation reserve £m	Capital reserve £m	Retained earnings £m	Total equity £m
Balance as at 1 April 2005	**1.1**	**136.1**	**–**	**5.6**	**24.9**	**310.7**	**478.4**
Impact of adopting IAS 32 and IAS 39 (see note 3)	(0.8)	–	2.6	–	–	0.1	1.9
Restated balance as at 1 April 2005	**0.3**	**136.1**	**2.6**	**5.6**	**24.9**	**310.8**	**480.3**
Cash flow hedges	–	–	(2.5)	–	–	–	(2.5)
Currency translation differences	–	–	–	7.0	–	–	7.0
Actuarial gains on defined benefit pension scheme	–	–	–	–	–	1.8	1.8
Tax on items taken directly to equity	–	–	0.9	0.3	–	(0.6)	0.6
Net income recognised directly in equity	–	–	(1.6)	7.3	–	1.2	6.9
Transferred to profit and loss on cash flow hedges	–	–	(1.8)	–	–	–	(1.8)
Tax on items transferred from equity	–	–	0.7	–	–	–	0.7
Attributable profit for the period	–	–	–	–	–	53.1	53.1
Total recognised income/(expenses) for the period	–	–	(2.7)	7.3	–	54.3	58.9
Employee share option scheme							
– Value of share options granted	–	–	–	–	–	3.8	3.8
– Exercise of share options	–	15.2	–	–	–	1.8	17.0
– Price differential on exercise of shares	–	–	–	–	–	(11.7)	(11.7)
Share buy back proceeds	(0.1)	–	–	–	–	(64.5)	(64.6)
Dividend expense for the period	–	–	–	–	–	(21.5)	(21.5)
Balance as at 30 September 2005	**0.2**	**151.3**	**(0.1)**	**12.9**	**24.9**	**273.0**	**462.2**

During the six months to 30 September 2005, the company repurchased and subsequently cancelled 15,892,169 Ordinary Shares, representing 3% of the issued share capital, at a total cost of £64.5m. The nominal value of the shares was £7,946, which was transferred to a capital redemption reserve. Retained earnings were reduced by £64.5m. The share repurchase programme commenced in January 2005 and since then, a total of 30,607,757 Ordinary Shares have been repurchased and subsequently cancelled. This represents 6% of the original issued share capital at a total cost of £122.9m. The nominal value of the shares was £15,304 and has been transferred to a capital redemption reserve and the retained earnings have been reduced by £122.9m.

The cost of own shares held in the Burberry Group ESOPs has been offset against retained earnings, as the amounts paid reduce the profits available for distribution by the Burberry Group and the company. As at 30 September 2005 the amounts offset against this reserve are £16.8m (30 September 2004: £19.5m; 31 March 2005: £19.0m).

13 Share capital and reserves continued

Revaluation reserves of £23.4m (2004: £23.8m) recognised under UK GAAP have been transferred to retained earnings and are considered non-distributable. This amount will become distributable if the revalued properties are sold. The revaluation reserves recognised under UK GAAP at 31 March 2005 was £23.4m.

Dividend distributions are dependent on the company's accumulated retained earnings. As at 30 September 2005 the retained earnings of the company was £656.6m (30 September 2004: £812.1m; 31 March 2005: £742.8m).

14 Foreign Currency

The results of overseas subsidiaries are translated into the Group's presentation currency of Sterling at the average exchange rate for the period. The average exchange rate is used, as it is considered to approximate to the actual exchange rates on the date of the transactions. The assets and liabilities of such undertakings are translated at year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken directly to the foreign currency translation reserve within equity. The principal exchange rates used were as follows:

	Average		
	Six months to 30 September 2005	Six months to 30 September 2004	Year to 31 March 2005
Euro	1.47	1.49	1.47
US dollar	1.82	1.81	1.85
Hong Kong dollar	14.17	14.13	14.40
Korean won	1,855	2,099	2,041

	Closing		
	As at 30 September 2005	As at 30 September 2004	As at 31 March 2005
Euro	1.47	1.46	1.45
US dollar	1.76	1.81	1.88
Hong Kong dollar	13.68	14.07	14.69
Korean won	1,835	2,078	1,920

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 189.1: £1 in the six months to 30 September 2005 (2004: Yen 184.0: £1); year to 31 March 2005 Yen 184.3: £1.

15 Transition to IFRS

For all periods up to and including the year to 31 March 2005 the Burberry Group has prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). For the year to 31 March 2006 the Burberry Group is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission.

The Group's transition date to IFRS is 1 April 2004. This has been determined in accordance with IFRS 1 "First Time Adoption of International Financial Reporting Standards", being the start of the earliest period of comparative information.

IFRS 1 allowed an entity to produce comparative information which does not comply with IAS 32 and IAS 39. The Group has taken advantage of this exemption and has adopted IAS 32 and IAS 39 with effect from 1 April 2005. The Group has also adopted Draft Technical Correction 1 with regard to foreign exchange on intercompany loans during the six months to 30 September 2005. The reconciliations shown below do not include the impact of adopting IAS 32, IAS 39 and Draft Technical Correction 1, the impact of adopting these standards is shown in note 3 – Changes in accounting policies and presentation.

To explain the change to IFRS, a reconciliation has been provided of the equity at 1 April 2004, 30 September 2004 and 31 March 2005 and the net income for the six months to 30 September 2004 and year to 31 March 2005 from the previously published consolidated financial statements, prepared in accordance with UK GAAP to the accompanying consolidated financial statements prepared in accordance with IFRS. An explanation of the principle adjustments required by Burberry Group on conversion to IFRS are set out below. This information had been extracted from the 'Burberry Group plc financial results under IFRS' as published by the Group on 10 June 2005, which is available on the Group's website (www.burberry.com). There have been no material adjustments to the cash flow statement.

Attributable profit reconciliation between UK GAAP and IFRS:

	Six months to 30 September 2004 £m	Year to 31 March 2005 £m
Attributable profit under UK GAAP	52.3	109.9
Share based payments adjustment	(2.1)	(5.1)
Goodwill no longer amortised	3.3	6.8
Deferred tax remeasurement	1.2	1.2
Foreign exchange on inter company loans	0.5	0.6
Other	(0.1)	–
Attributable profit under IFRS	**55.1**	**113.4**

15 Transition to IFRS continued

Equity reconciliation between UK GAAP and IFRS:

	As at 30 September 2004 £m	As at 31 March 2005 £m	As at 1 April 2004 £m
Shareholders' equity under UK GAAP	480.1	454.6	429.4
Share based payments	1.0	0.7	0.7
Goodwill no longer amortised	3.3	6.8	–
Deferred tax remeasurement	(9.6)	(5.3)	(12.6)
Dividends	10.0	21.7	14.9
Other	(0.2)	(0.1)	(0.2)
Shareholders' equity under IFRS	**484.6**	**478.4**	**432.2**

The significant differences between UK GAAP and IFRS which affect the Group are as follows:

(a) Share based payments

Under UK GAAP, the cost of equity-settled transactions were recognised in the year of performance to which the scheme related. The charge was recognised based on the fair market value of the share award at the date of grant, less any consideration receivable from the participating Burberry employee.

Under IFRS equity-settled transaction charges are recognised from the date of grant over the vesting period of the shares. The total charge is determined with reference to the fair value of the equity instruments awarded at the date of grant. The fair value at the date of grant has been determined using the Black-Scholes Option Pricing Model.

Where awards are contingent upon future events an assessment of the likelihood of these conditions being achieved is made at the time of the award.

(b) Goodwill amortisation

Under UK GAAP, goodwill was capitalised and amortised over its estimated useful economic life.

Under IFRS, goodwill has been assigned an indefinite life as at the date of transition and it is no longer amortised. Burberry has elected to apply the exemption related to Business Combinations and has frozen its goodwill at its carrying value as at 1 April 2004. All accumulated amortisation at this point in time has been reclassified against the cost of the goodwill. Impairment reviews will be carried out on goodwill on an annual basis and any impairment charge would be charged and if applicable reported as a material item.

15 Transition to IFRS continued

(c) Foreign exchange on intercompany loans

Under UK GAAP, any foreign exchange movements arising on the translation of net assets of foreign subsidiaries were recognised by charging or crediting the amounts directly to the profit and loss reserve account. In addition, any exchange difference arising on intercompany loans was also taken directly to the profit and loss reserves account where the loan formed part of the net investment in the subsidiary.

Under IFRS, any foreign exchange movements arising on the translation of foreign subsidiaries is to be taken to a separate component of equity, the foreign currency translation reserve. Any exchange difference arising on an intercompany loan should be taken through the income statement, unless the loan is deemed to form part of the direct investment in the subsidiary.

Draft Technical Correction 1 was issued on 30 September 2005 to address this matter with the intention that gains and losses on intercompany balances are now recognised directly in equity. The Group has adopted Draft Technical Correction 1 in preparing its interim financial statements for the period to 30 September 2005 (see note 3 – Changes in accounting policies and presentation).

(d) Deferred taxation remeasurement

Under UK GAAP, deferred tax was recognised for all timing differences, being the difference between an entities taxable profits and its statutory results, which are expected to reverse.

Deferred tax under IAS 12 "Income Taxes" is recognised on all taxable temporary differences and all deductible temporary differences and unused tax losses, to the extent that there are sufficient taxable profits available in future periods. Temporary differences are the difference between the tax base of an asset/liability and its carrying amount in the financial statements.

The most significant difference between IFRS and UK GAAP, is that deferred tax is now recognised on the revaluation of fixed assets.

The Group is also required, under IFRS, to present deferred tax assets separately from deferred tax liabilities. Offsetting of balances is only allowed if the entity has a legally enforceable right to set off the recognised amounts and they intend to settle on a net basis.

(e) Dividends

Under UK GAAP, proposed dividends are recorded as a liability at the balance sheet date. Under IFRS, dividends proposed at the balance sheet date are only recorded as a liability when the Shareholders have approved their distribution or for the interim dividend when approved by the Board.

The recognition of the charge in the income statement in relation to dividends does not affect the timing of the payment of dividends or Burberry's dividend policy.

Independent review report to Burberry Group plc

Introduction
We have been instructed by the company to review the financial information for the six months to 30 September 2005 which comprises the consolidated interim balance sheet as at 30 September 2005 and the related consolidated interim statements of income, cash flows and statement of recognised income and expense for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months to 30 September 2005.

PricewaterhouseCoopers

PricewaterhouseCoopers LLP
Chartered Accountants
London

14 November 2005

Shareholder information

Registrar

Enquiries concerning holdings of the company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3970. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by calling 0870 600 3950.

Share price information

The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service on 0906 843 2727 (calls charged at 60p per minute).

Internet

A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available on the Group's website (www.burberry.com).

Financial calendar for the year to 31 March 2006

Interim dividend record date	6 January 2006
Third quarter trading update	11 January 2006
Interim dividend to be paid	2 February 2006
Second half trading update	12 April 2006
Preliminary announcement of results for the year to 31 March 2006	May 2006
Annual General Meeting	July 2006

Registered office

Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000

Exemption number 82-5017

GUS PLC Burberry Demerger Released: 17/11/2005

GUS plc

Burberry demerger

GUS plc, the retail and business services group, today announces details of its plans to demerge its remaining 65% stake in Burberry Group plc. Subject to GUS and Burberry shareholder approval, this will be achieved by way of a dividend in specie to take effect on 13 December 2005 and will be accompanied by a consolidation of GUS shares.

Sir Victor Blank, Chairman of GUS, commented:

"The demerger of our remaining stake in Burberry is another major step in focusing GUS on fewer activities. Distributing our stake to existing GUS shareholders will enable them to participate directly in the exciting growth opportunities we see at Burberry. We wish everyone at Burberry well as a fully independent company and thank them for their wonderful support."

Benefits of the demerger
The Board of GUS believes the significant benefits from the demerger include that it:

- enables GUS to release the value of its shareholding in Burberry directly to its shareholders;

- simplifies the management of GUS by substantially eliminating the need to deal with Burberry matters, including financial reporting, pensions, taxation and human resources management;

- allows the management of GUS to focus on its other businesses, Argos Retail Group and Experian;

- assists GUS and Burberry to manage independently their individual capital requirements and balance sheet structures; and

- allows GUS shareholders who retain their demerger entitlement of Burberry shares to participate directly in Burberry's future.

Further details
A GUS circular setting out the detailed proposals regarding the demerger will be sent to GUS shareholders on 19 November 2005. GUS will hold an EGM to seek the approval of GUS shareholders for these proposals on 12 December 2005. Burberry will also hold an EGM on the same day to obtain approval from its non-GUS shareholders.

If the proposals are approved by the shareholders of both GUS and Burberry, GUS shareholders will be credited with their entitlement to Burberry shares and the

new consolidated GUS shares at 0700 hours on 13 December 2005 (the record time). Dealings will start at 0800 hours on 13 December 2005.

For every 1,000 existing GUS shares held on the record date, GUS shareholders will receive 305 Burberry shares and approximately 859 new GUS shares. The latter is for illustrative purposes only and is based on share prices at the close of business on 15 November 2005. The exact consolidation ratio for the existing GUS shares will be based on the average closing price of GUS and Burberry shares for the four days up to and including 17 November 2005 and will be announced tomorrow.

Assuming the new GUS and Burberry shares are both retained until the dividend record dates (6 January 2006 for both companies), GUS shareholders will be eligible for the interim dividend from Burberry (2.5p per Burberry share) and the interim dividend from GUS (9.6p per new consolidated GUS share). This is equivalent to approximately 9.0p per existing GUS share, calculated on the basis of the illustrative consolidation ratio set out above.

Enquiries

GUS
David Tyler Group Finance Director 020 7495 0070
Fay Dodds Director of Investor Relations

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

GUS and Burberry announcements are available on www.gusplc.com.

Information on Burberry Group plc

Burberry is an internationally recognised luxury goods brand. It is engaged in the design, manufacture and distribution of Burberry products worldwide, including men's and women's clothing, accessories and fragrances through its own retail stores and via its wholesale customers. Burberry also licenses third parties to manufacture and distribute products using the "Burberry" brand.

The current executive directors of Burberry are Rose Marie Bravo, Chief Executive and Stacey Cartwright, Chief Financial Officer.

For the year ended 31 March 2005, under UK GAAP, Burberry reported turnover of £715m and profit on ordinary activities before tax of £164.4m. As at 31 March 2005, Burberry had consolidated gross assets of £682.2m and consolidated net assets of £454.6m, again under UK GAAP. This financial information is extracted from the audited accounts for Burberry for the year ended 31 March 2005.

In the six months ended 30 September 2005, under IFRS, Burberry reported turnover of £355m and profit before taxation of £78.1m. As at 30 September 2005, Burberry had consolidated gross assets of £673.1m and consolidated net assets of

£462.2m, again under IFRS. This financial information is extracted from the unaudited interim financial statements for Burberry for the six months ended 30 September 2005.

Burberry Ordinary Shares are listed on the Official List and traded on the London Stock Exchange. The Burberry Ordinary Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold unless pursuant to a transaction that is registered under the Securities Act, or not required to be registered thereunder, or pursuant to an exemption from the registration requirements thereof.

The Burberry Ordinary Shares referred to in this announcement have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of this announcement. Any representation to the contrary is a criminal offence in the United States.

JPMorgan Cazenove Limited ("JPMorgan Cazenove") is acting for GUS in connection with the demerger and no one else and will not be responsible to anyone other than GUS for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the demerger or any other matters referred to in this announcement.

GUS

Interim Report

Six months ended 30 September 2005

HIGHLIGHTS

- Benchmark PBT[1] of £376m (2004: £407m)
  - Record profit at Experian, up £52m
  - Profit at ARG down by £59m, affected by £20m of one-off and IFRS-related charges
  - Disposal of Lewis reduces profit by £12m

- Profit before tax £348m (2004: £365m)

- Benchmark earnings per share[2] 25.5p (2004: 28.0p)

- Basic earnings per share 28.0p (2004: 29.7p)

- Interim dividend 9.6p per new consolidated GUS share (2004: 9.0p per existing share)

- **ARG**: sales up 2%; gaining share in a very challenging retail market; gross margin maintained at Argos and slightly ahead at Homebase

- **Experian**: sales up 29% and profit up 36% for continuing activities at constant exchange rates; seventh half year of double-digit sales and profit growth

- **Burberry**: sales up 3% underlying and profit down 2% at constant exchange rates; period of transition for business

- **Burberry demerger confirmed** for 13 December 2005, subject to shareholder approval

Sir Victor Blank, Chairman of GUS, commented:
"We have made very significant strategic and operational progress in the first half. The sale of the remaining stake in Lewis, the agreement to sell Wehkamp and the timetable for the full demerger of Burberry means we are now focused solely on ARG and Experian. Operationally, we are investing in our people and our infrastructure and this will continue to position each business well in its chosen markets."

John Peace, Chief Executive of GUS, commented:
"I am delighted with the performance of Experian which earned £200m profit for the first time in a half year. Experian has delivered its seventh consecutive six-month period of double-digit sales and profit growth, reflecting its unique global reach and broad product offer. Although profit at ARG has been impacted, as expected, by the tough UK retail environment, we have gained share and maintained or improved gross margin in the first half. We continue to invest in both Argos and Homebase ensuring that they will be among the long-term winners in UK retailing."

17 November 2005

---

1 Benchmark PBT is defined as profit before amortisation of acquisition intangibles, exceptional items (i.e. gains or losses on disposal or closure of businesses and goodwill impairment charges), financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the profits or losses of discontinued operations up to the date of disposal or closure.

2 Benchmark EPS takes Benchmark PBT less taxation (attributable to Benchmark PBT) and minority interests, divided by the weighted average number of shares in issue (excluding own shares held in Treasury and in the ESOP Trust).

GROUP STRATEGY

GUS has continued to deliver strong strategic and operational progress since the start of the financial year.

We have continued the transformation of the Group, by focusing on fewer activities. In May 2005, we sold our remaining 50% stake in Lewis, raising £140m; in October 2005, we agreed to dispose of Wehkamp, our Dutch home shopping business, for £265m.

We intend to demerge the remaining 65% stake in Burberry to GUS shareholders by way of a dividend in specie on 13 December 2005, subject to shareholder approval. This will be accompanied by a consolidation of GUS shares which is designed to keep the GUS share price at approximately the same level, subject to normal market movements, before and after the demerger.

For every 1,000 existing GUS shares held at 0700 on 13 December 2005 (the record time), GUS shareholders will receive 305 Burberry shares and approximately 859 new GUS shares. The latter is for illustrative purposes only and is based on share prices at the close of business on 15 November 2005. The exact consolidation ratio will be based on the average closing prices for the four days up to and including 17 November 2005.

The Board of GUS remains committed to the separation of ARG and Experian, at the right time, as it believes that this is likely to enhance shareholder value further. We continue to review the timing and method of separation and will update shareholders when any further decisions are made.

In the meantime, we continue to focus on driving sustainable growth in ARG and Experian, as we have in recent years:

- in the first half, Experian delivered exceptional sales and profit growth, driven by the strength of its growing portfolio of products and services which are sold in over 60 countries around the world;

- Argos and Homebase both continued to take share in their markets in a very difficult UK retail environment. Supply chain gains from joint sourcing, a key strategic initiative, enabled Argos to maintain and Homebase to increase slightly gross margin in the first half;

- there was considerable operational progress across all our businesses. This included the roll-out of Argos Extra, the co-location of about 500 Homebase roles alongside Argos and the launch of numerous new products and solutions in Experian;

- we continued to invest in our businesses. Capital expenditure was £208m (2004: £161m), with major projects including new stores and warehouses at ARG and new facilities and database platforms at Experian; and

- we also spent about £400m on acquisitions in the first half, predominantly in Experian to complement existing activities. The integration of these companies is on track, with nearly 700 people joining ARG from Index and about 500 people joining Experian through acquisitions.

GROUP FINANCIAL HIGHLIGHTS

Total sales up 4% to £3.9bn (up 6% from continuing operations).

Benchmark PBT down 7% to £376m (2004: £407m), reflecting record profit at Experian (up £52m), offset by a decline in profits at ARG (down £59m). The net impact of the disposal of Lewis was to reduce Benchmark PBT by £12m or 3%.

An effective tax rate of 27.7%, based on Benchmark PBT, compared to 26.5% in the last financial year. This reflects our latest estimate for the effective tax rate for the 12 months to 31 March 2006.

Benchmark EPS of 25.5p (2004: 28.0p).

Net debt increased to £1.77bn at 30 September 2005, up from £1.43bn six months ago, largely reflecting spending on acquisitions.

Interim dividend of 9.6p per new GUS share announced. Combined with the Burberry dividend that GUS shareholders will be entitled to receive after the demerger (2.5p per Burberry share), this is equivalent to 9.0p per existing GUS share (2004: 9.0p).

6 months to 30 September	**Sales**		**Profit**	
	2005 £m	**2004 £m**	**2005 £m**	**2004 £m**
Argos Retail Group	2,618	2,568	108.9	167.5
Experian	808	645	200.4	148.8
Burberry	355	348	75.8	77.6
Central activities	(6)	(5)	(13.2)	(13.5)
Continuing operations	**3,775**	**3,556**	**371.9**	**380.4**
Discontinued operations[1]	131	193	18.0	37.2
Total	**3,906**	**3,749**	**389.9**	**417.6**
Net interest			(13.5)	(10.7)
Benchmark PBT			**376.4**	**406.9**
Amortisation of acquisition intangibles			(9.4)	(0.1)
Exceptional items			35.7	21.1
Fair value remeasurements			(1.2)	-
			401.5	**427.9**
Taxation			(104.0)	(112.4)
Equity minority interests			(21.0)	(18.6)
Profit attributable to equity shareholders			**276.5**	**296.9**
Benchmark EPS			**25.5p**	**28.0p**
Basic EPS			**28.0p**	**29.7p**
Weighted average number of Ordinary shares			986.5m	1001.1m

The profit figure shown against each business above and used throughout this announcement is earnings before interest and taxation (EBIT), defined as profit before interest, amortisation of acquisition intangibles, exceptional items (i.e. gains or losses on disposal or closure of businesses and goodwill impairment charges), financing fair value remeasurements and taxation. It also includes the Group's share of associates' pre-tax profit. The same definition of EBIT is used in each table in this announcement

1 Discontinued operations are Wehkamp and Lewis

ARGOS RETAIL GROUP (ARG)

- **Sales up 2% to £2.6bn**
- **EBIT of £109m reflecting continued investment and a challenging UK retail environment**
- **Both Argos and Homebase outperformed their markets**
- **Gross margin maintained at Argos and slightly ahead at Homebase**
- ***Significant operational progress throughout ARG in first half***
- **Cautious outlook for retail market demand over next 12 months**

6 months to 30 September	**Sales**		**EBIT**	
	2005 £m	**2004 £m**	**2005 £m**	**2004 £m**
Argos[1]	1,609	1,552	57.3	91.7
Homebase[2]	966	981	48.1	75.4
Financial Services	43	35	3.5	0.4
Total	**2,618**	**2,568**	**108.9**	**167.5**
EBIT margin			4.2%	6.5%

1 2005 EBIT after £20m of charges relating to transitional costs for the Index stores, restructuring costs associated with changing staffing arrangements in-store and higher IFRS catalogue and payroll-related costs
2 Homebase sales and EBIT for 7 months to 30 September

Following the recent agreement to dispose of Wehkamp, ARG is now focused on selling general merchandise in the UK and Ireland. It has a multi-brand, multi-channel offer, supported where appropriate by a central infrastructure in areas such as sourcing and supplier management, multi-channel ordering, home delivery and financial services.

Against a background of continued weak retail spending, ARG made significant operational progress during the first half. Sales in the non-food, non-clothing market in the UK declined in the period on a like-for-like basis. However, both Argos and Homebase outperformed their markets, while Argos maintained and Homebase slightly improved gross margin.

UK retailers are currently facing higher cost inflation which is adversely affecting Argos and, to a greater extent, Homebase, where operating costs are a higher proportion of sales. Underlying cost inflation across ARG is around 4% and ARG is managing its cost base carefully to help offset this.

However, ARG believes that the most appropriate strategy, despite the current weak economic environment, is for both retail businesses to continue to invest to strengthen their long-term competitive position. This was evidenced by the extent of operational progress in the first half throughout ARG:

Argos

- successfully launched Argos Extra offering 17,700 lines in all stores;
- refitted and reopened 30 of the 33 acquired Index stores;
- opened a further 14 new stores;
- added about 20% to its warehousing space to support Argos Direct, Argos Extra and direct importing; and
- introduced a number of changes to staffing within stores to serve customers more effectively.

Homebase

- moved around 500 roles in buying, merchandising and other functions to Milton Keynes to enable them to operate more efficiently alongside Argos;
- opened six new stores;
- added 19 mezzanine floors to existing stores; and
- commenced the roll-out of Furniture Extra into all stores.

ARG is planning on the assumption that like-for-like sales will remain in decline for the non-food, non-clothing market as a whole for the next 12 months. However, it believes that the initiatives outlined above will enable ARG to emerge from this downturn in a stronger competitive position.

Argos

6 months to 30 September	2005 £m	2004 £m	Change
Sales	**1,609**	**1,552**	**4%**
Total change	*4%*	*13%*	
Like-for-like change	*(3%)*	*7%*	
EBIT[1]	**57.3**	**91.7**	**(38%)**
EBIT margin	3.6%	5.9%	
At 30 September			
Number of stores	636	570	
Of which: Argos Extra stocked-in	167	87	

1 2005 EBIT after £20m of charges relating to transitional costs for the Index stores, restructuring costs associated with changing staffing arrangements in-store and higher IFRS catalogue and payroll-related costs

In an increasingly competitive general merchandise market, Argos continues to grow share by winning a higher proportion of customers' spend by offering them the most compelling combination of choice, value and convenience.

Operational review

Argos Extra was successfully launched in all stores in July 2005, offering all Argos customers more choice (17,700 lines - up from 13,200 a year ago). This necessitated a great deal of operational change in store stockroom layouts and systems, as well as investment in staff training and new transport and distribution processes. At 30 September 2005, 167 stores stocked in the additional lines, with all remaining stores offering the order-in facility, where purchases can be collected in-store within three to four days or delivered to home. The performance of Argos Extra is in line with expectations and its national roll-out is expected to add 2-3% to sales in its first full year as consumers become more aware of the extended ranges.

Argos continues to invest in lower prices for its customers. Prices on re-included lines in the Autumn/Winter catalogue are about 5% lower than last year. The proportion of directly imported goods in the current catalogue is 27%, up from 21% a year ago. Argos continues to reinforce its commitment to reduce prices during the life of the catalogue under its 'non stop price drop' campaign.

Argos refitted and reopened 30 of the 33 stores purchased from Index in the first half, with the balance open by the end of October. Argos acquired these stores and the Index brand for £44m in July 2005. The transitional costs relating to the acquired stores were about £7m in the first half, covering staff training, launch costs and store costs incurred prior to commencing trading. Argos expects these stores to add 2-3% to total Argos sales in their first full year of operation.

At 30 September 2005, Argos operated 636 stores, having opened a net 14 new stores in the period in addition to the Index stores. It plans to open over 20 stores in the second half. The return on capital on new stores continues to exceed the investment hurdle rate.

Argos' customers continued to increase their use of its unique multi-channel capabilities. These allow customers to order or reserve goods in-store, by phone or on the Internet, for delivery to store or to home. In the first half, Argos Direct, the delivery to home operation, grew its sales by 6% and accounted for 25% of Argos' revenue. Sales via the Internet increased by 30%, representing 7% of total revenue. A further 7% of total sales were made via "Check and Reserve", up 26% year-on-year. Quick pay kiosks are now in 320 stores and processed over 8% of sales in those stores in the first half.

Argos increased its distribution space by around 20%, successfully opening two warehouses in the first half. In May, a 500,000 square foot warehouse was opened in Corby to support Argos Extra and increased direct importing. In July, a 730,000 square foot warehouse was opened in Faverdale, near Darlington, being the third site to service the home delivery of large products for Argos Direct. Although, as expected when first opened, these warehouses are currently running below capacity, this investment will support future growth in Argos.

Financial review

In the first half, Argos increased its sales by 4% in total. Of this, new stores contributed nearly 7%. Like-for-like sales declined by 3%, a better performance than the non-food, non-clothing market. Compared to the same period last year, there were good performances from consumer electronics, white goods, leisure and toys. Jewellery and housewares remained difficult. Despite an adverse product and promotional mix, gross margin was in line with last year, driven by further supply chain gains and the weaker dollar.

As previously announced, first half profit at Argos has been affected by the transitional costs for the Index stores (£7m), the restructuring costs associated with changing staffing arrangements in-store (£4m) and an increase in share-based payment and pensions costs year-on-year under IFRS (£4m). In addition, under IFRS, the phasing of catalogue costs reduced first half profits by £5m, although this largely reverses in the second half. These factors contributed to EBIT at Argos in the first half being £57.3m (2004: £91.7m). This performance also reflects underlying cost inflation and continued investment in growth initiatives including Argos Extra, new space and distribution capacity.

Homebase

7 months to 30 September	2005 £m	2004 £m	Change
Sales	**966**	**981**	**(2%)**
Total change[1]	*(1%)*	*6%*	
Like-for-like change[1]	*(4%)*	*4%*	
EBIT	**48.1**	**75.4**	**(36%)**
EBIT margin	5.0%	7.7%	
At 30 September			
Number of stores	293	283	
Of which: number with mezzanine floor	134	88	

1 Total and like-for-like change for 2004 and 2005 excludes 29 February 2004

The strategy for Homebase remains unchanged despite an increasingly competitive and promotional DIY market. It aims to differentiate itself from other players by becoming the UK's leading home enhancement retailer through:

- improving the existing core DIY business;
- enhancing and extending its home furnishings offer; and
- delivering synergies by leveraging the scale and expertise of ARG.

Operational review

Homebase increased share in a difficult DIY market in the first half, driven by effective execution of its strategic initiatives. Homebase continued to improve the shopping experience for its customers by raising in-store standards and offering better customer service. Homebase also introduced several new ranges in the first half including lighting, bathroom accessories and laminate flooring. This is part of a programme which has seen Homebase review and change the vast majority of its major product groups since it was acquired in December 2002.

Homebase is on schedule with relocating certain functions, including buying and merchandising, to Milton Keynes which will enable them to operate more efficiently alongside Argos. As announced, the move affected about 500 roles. Nearly 40% of employees have chosen to relocate with the business and the majority of vacancies have also been filled. Costs of £18.3m were charged to Homebase's profit in the second half of the last financial year.

Homebase continued to add new space, extending its reach into new catchments by opening stores and improving its offer in existing stores by adding mezzanines. In the first half, Homebase opened six new stores, bringing the total at 30 September 2005 to 293. A further seven openings are planned for the second half. Mezzanine floors were added to 19 existing stores in the period, with another four expected in the remainder of the year. The sales uplift for the latest mezzanines continues to track ahead of target.

Homebase continued to differentiate itself from other players by emphasising home enhancement. This is being achieved by a combination of measures including the mezzanine roll-out, introducing new ranges and better use of ARG expertise. Furniture Extra, a catalogue offering 710 lines, is now available in all stores, with product displays in 126 stores. Appliances Extra, offering 400 lines sourced via Argos, was rolled out nationally in late October. Both of these initiatives have been accelerated by the existing supply chain capabilities of Argos.

Financial review
Sales at Homebase fell by 1% in total for the seven months to 30 September 2005. New stores contributed 3% growth while like-for-like sales declined by 4%, reflecting lower footfall but a further increase in average basket size, supported by growth in big ticket items. There were strong performances from horticulture (new ranges and merchandising) and from big ticket items, especially in kitchens and Furniture Extra, which benefited from new ranges and additional mezzanine space. Tools, building and seasonal gardening lines were weaker. Gross margin at Homebase in the first half was slightly ahead of last year driven by supply chain gains and the weaker dollar.

EBIT in the first half was £48.1m (2004: £75.4m). This largely reflects the impact of a 1% decline in total sales, exacerbated by underlying cost inflation in the first half of around 4% on a business where operating costs account for a relatively high proportion of sales. Additional investment in new stores and mezzanines was only partly funded by cost savings and productivity improvements.

As previously highlighted, Homebase is cautious about the immediate outlook for the DIY market which deteriorated over the course of the first half, especially in big ticket items. Looking forward, Homebase also expects increased promotional activity in the market. Although these factors will continue to affect sales and profit in the short term, Homebase remains confident that its strategy will ensure share gains over the longer term.

ARG Financial Services (ARG FS)

6 months to 30 September	**2005 £m**	**2004 £m**
Sales	**43**	**35**
Earnings before funding costs	12.5	9.0
Funding costs	(9.0)	(8.6)
	3.5	**0.4**
At 30 September		
Gross loan book	434	431
Number of active store card holders (000s)	914	839

ARG FS works in conjunction with Argos and Homebase to provide their customers with the most appropriate credit offers to drive product sales, while retaining the maximum possible profit from the transaction within ARG. It offers store cards (providing both revolving and promotional credit) and a range of insurance products.

At 30 September 2005, the gross loan book was in line with that of a year ago. The store card loan book increased by about 20% year-on-year although growth was much slower in the first six months of this financial year, driven by the downturn in retail spending. Growth in the store card loan book was offset by the withdrawal of ARG FS from the very competitive market in new personal loans. Combined, these factors are now expected to lead to little change in the total loan book by the end of the financial year. Profit after funding costs increased to £3.5m, largely reflecting increasing maturity in the store card loan book.

EXPERIAN

- **Sales up 29% and profit up 36% for continuing activities at constant exchange rates**
- **Seventh consecutive six-month period of double-digit sales and profit growth**
- **Good growth across many core businesses, helped by strong market demand**
- **Experian Interactive now one-third of US sales – enhancing the growth profile**
- **Acquisitions delivering returns ahead of hurdle rates**

6 months to 30 September	**Sales**		**EBIT**	
	2005 £m	**2004 £m**	**2005 £m**	**2004 £m**
Experian North America	465	341	127.7	89.5
Experian International	341	283	72.6	58.1
Total continuing activities	**806**	**624**	**200.3**	**147.6**
% growth at constant FX	*29%*	*15%*	*36%*	*13%*
Discontinued activities	2	21	0.1	1.2
Total reported	**808**	**645**	**200.4**	**148.8**
EBIT margin - excluding FARES			22.3%	20.8%
- including FARES			24.9%	23.7%

Notes (relevant to all Experian tables):
EBIT margin is for continuing activities only. For FARES, the 20%-owned real estate information associate, Experian reports its share of profits but not sales. FARES is an integral part of Experian's business

Experian is a global leader in providing information solutions to organisations and consumers. It helps organisations find, develop and manage profitable customer relationships by providing information, decision-making solutions and processing services. It has over 50,000 clients in more than 60 countries.

Experian is uniquely positioned to benefit from the key drivers of long-term growth, including expansion in:

- the direct-to-consumer market and online advertising;
- consumer credit and card usage;
- multi-channel marketing;
- fraud prevention;
- vertical markets such as automotive and government; and
- emerging markets such as Eastern Europe and Asia Pacific.

Experian has a clear strategy to capitalise on these opportunities by building on its core businesses, selling value-added solutions and growing by targeted acquisitions.

Experian has achieved an exceptional increase in sales and profit in the first half, through a combination of organic growth and acquisition. Excluding acquisitions, sales in the first half increased by 12% at constant exchange rates, with strong performances in most of the core businesses. Experian continues to improve sales execution, invest in new products, take share in non-traditional verticals and win contracts in many sectors. This has been supported by continuing investment in the infrastructure, such as developing new database platforms and improving information security.

Through Interactive, Experian is well positioned to capitalise on the rapid growth in Internet usage by consumers and in spend on online advertising. Not only does Experian Interactive have strong positions in their markets, but they are now starting to benefit from sharing Experian's existing data, analytical skills and access to large clients. The skills in Experian Interactive have been successfully transferred to the UK where there is high growth in the emerging CreditExpert business.

Building on a small but fast growing business, Experian continues to develop its presence in the new markets of Asia Pacific and Eastern Europe, where strong growth in consumer spending, consumer credit and Internet adoption is creating demand for Experian's products and solutions. Experian recently signed its first contract in Japan to sell decision solutions to JCB, the largest card issuer in Japan. During the first half, local management teams have been strengthened in all regions, especially Asia Pacific.

In the first half, Experian acquired ten companies costing about £340m in total. These acquisitions complement existing activities and include LowerMyBills.com (online lead generation in the US mortgage sector), the Florida-based credit bureau affiliate, ClassesUSA and Affiliate Fuel (online lead generation in US education), Baker Hill (strengthening the business-to-business operation) and Vente (strengthening the online market research expertise), as well as Future Foundation and Prediction Analytics (to complement Experian Business Strategies).

Acquisitions are a key part of Experian's strategy for growth. All acquisitions are sponsored and led by the operational management teams who have responsibility for integrating and running them once they become part of Experian. This process often enables Experian to accelerate the rate of growth of acquired companies by sharing expertise across the business. Acquisitions made in the last three full financial years are together generating double-digit post-tax returns, satisfying the Group's required investment hurdle rate.

Experian North America

6 months to 30 September	2005 £m	2004 £m	Growth at constant FX
Sales			
- Continuing activities	**465**	**341**	**37%**
- Discontinued activities	1	7	na
- Total reported	466	348	35%
EBIT			
- Direct business	107.4	71.4	51%
- FARES	20.3	18.1	13%
- Continuing activities	**127.7**	**89.5**	**43%**
- Discontinued activities	0.2	(0.2)	na
- Total reported	127.9	89.3	44%
EBIT margin			
- excluding FARES	23.1%	20.9%	
- including FARES	27.5%	26.2%	

Discontinued activities in 2005 include the two small businesses (NuEdge and Real Estate Solutions) that were sold during the second half of last year, together with a small part of the Florida affiliate that was sold in October 2005

Experian North America delivered an excellent performance in the period with strength across many business units. Although the first half was boosted by certain factors, Experian North America is executing well on the growth opportunities available to it.

Operational review

Sales from continuing activities increased by 37% in dollars in the first half. Corporate acquisitions contributed 19% to sales growth, with the largest being LowerMyBills.com which was purchased in May 2005. A similar contribution from acquisitions is currently expected in the second half of the financial year. Excluding corporate acquisitions, sales grew by an exceptional 18% in the first half. Experian North America faces much stronger comparatives in the second half (organic sales growth in H1 2004/5: +7%; H2 2004/5: +14%).

Credit Information and Solutions together grew dollar sales by 18% excluding corporate acquisitions. Of this, 5% came from the FACT Act cost recovery charge which annualises from October 2005.

Sales benefited from strong demand in the market, especially as credit card issuers acquired new customers more aggressively, driving strong prescreen sales. Experian also continued to win contracts for its value-added solutions such as event triggers, with accelerated adoption in the mortgage and bank sectors. Fraud and decision solutions also showed strong growth.

Experian has now purchased 34 of its affiliate bureaux, the great majority of those available, for a total cost of about $300m. The integration of these bureaux, which continues to go well, initially improves Experian's cost structure, but more importantly enhances its ability to sell value-added products directly to clients in the regions previously controlled by the affiliates.

Marketing Information and Solutions together increased dollar sales by 8% excluding acquisitions, as the benefits of the repositioning of the business came through. Experian saw good growth in database management, business marketing and in the automotive sector in the first half, although sales to the traditional catalogue sector remained weak. Email delivery via CheetahMail grew by more than 50% in the first half, reflecting the growth in email as an advertising and retention tool, the technical strength of the platform acquired with this business in March 2004 and the assistance given by Experian's other businesses in selling CheetahMail's services. About two-thirds of the growth in CheetahMail in the first six months of the year came from existing clients with the remainder from new clients, many of whom were introduced by other parts of Experian.

Experian Interactive accounted for about one-third of Experian North America's sales in the first half, reflecting a first time contribution from recent acquisitions, which are all trading to plan, as well as growth of nearly 40% in businesses owned for more than a year (Consumer Direct and MetaReward). Consumer Direct growth was driven by product innovation (Triple Advantage), by new members and by strengthened relationships with partners. MetaReward saw strong growth in the first half, although this is anticipated to slow significantly in the second half as it anniversaries some large one-off campaigns last year.

Financial review

In dollars, sales from continuing activities were $847m, up 37% compared to the same period last year. EBIT from direct businesses was $196m (2004: $130m), giving an EBIT margin of 23.1%. The margin advanced due to recovery of FACTA-related set-up costs incurred last year, a favourable mix and operational leverage from the underlying sales growth. There is, however, continued investment in new products, new platforms and information security. Recent legislation, such as the FACT Act, has introduced permanent changes to Experian's cost structure which will continue to be recovered through surcharges.

FARES, the 20%-owned real estate information associate, increased profit year-on-year in dollars ($37m versus $33m) as it reduced costs and benefited from a better mortgage market.

Experian International

6 months to 30 September	2005 £m	2004 £m	Growth at constant FX
Sales			
- Continuing activities	**341**	**283**	**19%**
- Discontinued activities	1	14	na
- Total reported	342	297	15%
EBIT			
- Continuing activities	**72.6**	**58.1**	**24%**
- Discontinued activities	(0.1)	1.4	na
- Total reported	72.5	59.5	22%
EBIT margin	21.3%	20.5%	

Experian International, which accounts for over 40% of Experian's worldwide revenue, had another strong half year, continuing its long record of double-digit sales and profit growth.

Operational review

At constant exchange rates, sales from continuing activities grew by 19% in the first half. Of this, 14% came from acquisitions, mainly QAS, a leading supplier of address management software. This business, which was acquired in October 2004, is trading ahead of plan, with much success in the public sector in particular. The contribution to sales from acquisitions in the second half is currently expected to be minimal. Excluding acquisitions, sales grew by 5%.

Credit Information and Solutions together increased sales by 5% at constant exchange rates excluding acquisitions. The rate of growth in gross lending in the UK slowed in the first half, resulting in clients shifting their spending from customer acquisition to cross-selling to existing customers and to risk management. Despite this, Experian delivered growth in the UK, driven by value-added products and new wins in the telecommunication and public sectors. Underlying double-digit growth continued in the credit operations in Spain, Italy and Eastern Europe. Experian-Scorex, the credit solutions operation, saw continuing double-digit underlying growth and is investing in its consultancy services to help sell more complex solutions to clients.

Marketing Information and Solutions together grew sales by 7% at constant exchange rates excluding acquisitions. Although there was some slowdown in marketing spend by UK financial services clients, this was more than compensated for by strong performances from the automotive and insurance verticals and by Business Strategies. From a small presence in the UK before acquisition, CheetahMail now manages email marketing campaigns on behalf of more than 100 major clients in the UK, especially in the financial services, retail and travel sectors.

In euros, sales in Outsourcing grew by 4% excluding acquisitions. Strong growth in business process outsourcing is being driven by increased activity and new contract wins predominantly in the banking, utilities and telecommunications sectors. Cheque processing remains a mature market but Experian has won some significant contract extensions in this area as well as continuing to drive operational efficiency.

Financial review

Excluding discontinued activities, sales at Experian International increased by 19% at constant exchange rates. EBIT increased by 24%, delivering an 80 basis point improvement in the EBIT margin. This reflects a favourable mix, tight cost control and gaining critical mass in certain European markets. The level of revenue investment in building the operating teams in emerging markets will increase in the second half.

BURBERRY

GUS has a 65% stake in Burberry Group plc. The following summarises the latter's interim announcement released on 15 November 2005.

6 months to 30 September	2005 £m	2004 £m	Change at constant FX
Sales	**355**	**348**	**3%[1]**
EBIT	**75.8**	**77.6**	**(2%)**
EBIT margin	21.4%	22.3%	
At 30 September			
Number of retail locations	177	151	

1 Underlying change also excludes the financial effect of the acquisition of Burberry's Taiwan-related business

In the context of a period marked by strategic investment and transition, Burberry delivered a solid performance in the first half. Sales increased by 3% on an underlying basis and EBIT increased by 2%, before the costs of Project Atlas, its infrastructure redesign initiative, which is progressing as planned.

Burberry continued to execute on its core retail, wholesale and licensing strategies. Retail sales increased by 9% on an underlying basis, driven by contributions from new and refurbished stores. During the half, Burberry opened four stores, six concessions and completed seven store refurbishments, adding 8% new space on average in the first half.

Underlying wholesale revenues declined by 1%, reflecting weak demand in some regions and the ongoing adjustment of the brand's wholesale/retail balance in the United States. Continental Europe, Asia and emerging markets achieved strong gains. On the basis of Spring/Summer 2006 merchandise orders received to date, Burberry anticipates a moderate underlying decline in wholesale revenues for the second half of the year.

Licensing revenue in the first half increased by 3% on an underlying basis, or 6% excluding the effect of licenses cancelled in Japan as part of the programme to restrict selectively the distribution of certain products. Fragrance-related royalty growth slowed reflecting strong comparatives resulting from the Burberry Brit for men launch in the previous year.

Excluding £3m of costs associated with Project Atlas, EBIT was £78.8m, slightly up on last year. Gross profit margin was 57.8% against 58.6% in the comparable period last year, largely resulting from increased levels of seasonal clearance activity.

OTHER

Discontinued operations

6 months to 30 September	Sales		EBIT	
	2005 £m	2004 £m	2005 £m	2004 £m
Lewis	20	86	5.2	24.8
Wehkamp	111	107	12.8	12.4
Total	**131**	**193**	**18.0**	**37.2**

A placing of GUS' remaining 50% stake in Lewis took place successfully in May 2005. As announced in October 2005, Wehkamp will be sold for about €390m (£265m) to Industri Kapital, a private equity firm, with completion expected in December, subject to European Union regulatory approval. As a result, Lewis and Wehkamp have both been treated as discontinued operations in the first half.

Net interest
At £14m, net interest costs were £3m higher than last year. This principally reflects higher net debt which arose largely as a result of acquisition spend, together with higher US dollar borrowing costs. This was partially offset by an increased net pension scheme credit due mainly to the effect of the £76m special pension contributions made in March 2005.

Interest expense in the second half is expected to be ahead of the first half, mainly because of a full six-month impact of increased interest rates and the removal of the Burberry interest income, offset to some extent by the interest benefit arising on the proceeds of the sales of Lewis and Wehkamp.

International Financial Reporting Standards
The reconciliation of results for the year to 31 March 2005 under UK GAAP to International Financial Reporting Standards (IFRS) was released on 14 June 2005 and is available on the GUS website. This includes the restatement of the results for the six months to 30 September 2004, which are used as the comparatives throughout this announcement.

The financial information in this announcement is unaudited. It is also subject to possible change as the definition and interpretation of IFRS continues to evolve and be amended by the relevant authorities.

Amortisation of acquisition intangibles
IFRS requires that, on acquisition, specific intangible assets are identified and recognised and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. In the first half of the year, this amortisation amounted to £9m which relates to Experian acquisitions undertaken since the Transition Date to IFRS of 1 April 2004.

Exceptional items

6 months to 30 September	**2005 £m**	**2004 £m**
Profit on disposal of Lewis shares	36	24
Profit on disposal of Burberry shares	-	1
Loss on sale of other businesses	-	(4)
Total	**36**	**21**

The only costs treated as exceptional items are those associated with the disposal or closure of businesses. All other restructuring costs have been charged against EBIT in the divisions in which they were incurred. The exceptional item in the first half was a profit of £36m recorded on the placing of GUS' remaining 50% stake in Lewis in May 2005. A profit of £24m was recorded in the first half of last year on the sale of shares in Lewis via the Initial Public Offering.

GUS expects to realise a gain, after costs, on the disposal of Wehkamp of about £25m on the transaction which will be taken in the second half of the current financial year.

Fair value remeasurements
A small proportion of the Group's derivatives do not qualify for hedge accounting under IFRS. Gains or losses on these arising from market movements are now charged or credited to the income statement. In the six months to 30 September 2005, this amounted to a charge of £1m (with no comparable credit or charge as the Group had previously elected to defer implementation of IAS 39).

GUS plc
UNAUDITED GROUP INCOME STATEMENT
for the six months ended 30 September 2005

Continuing operations:	Notes	**Six months to 30.9.05 £m**	Six months to 30.9.04 £m	Year to 31.3.05 £m
Sales	4	**3,775**	3,556	7,378
Cost of sales		**(2,053)**	(2,010)	(4,169)
Gross profit		**1,722**	1,546	3,209
Net operating expenses		**(1,381)**	(1,192)	(2,407)
Operating profit		**341**	354	802
Interest income		**16**	19	35
Interest expense		**(30)**	(30)	(58)
Financing fair value remeasurements		**(1)**	-	-
Net financing costs		**(15)**	(11)	(23)
Share of post tax profits of associates		**22**	22	41
Profit before tax	4	**348**	365	820
Group tax expense				
- UK		**(92)**	(88)	(195)
- Overseas		**(7)**	(14)	(34)
		(99)	(102)	(229)
Profit after tax		**249**	263	591
Profit for the period from discontinued operations	6	**49**	53	57
Profit for the financial period		**298**	316	648
Attributable to				
Equity shareholders in the parent company		**277**	297	599
Minority interests		**21**	19	49
Profit for the financial period		**298**	316	648
Dividend for the period	10	**83**	90	293
Earnings per share	9			
Continuing operations				
- Basic		**23.1p**	24.4p	54.2p
- Diluted		**22.8p**	24.1p	53.5p
Continuing and discontinued operations				
- Basic		**28.0p**	29.7p	59.9p
- Diluted		**27.6p**	29.3p	59.1p
Dividend per share	10	**9.6p**	9.0p	29.5p

Non-GAAP measures

Reconciliation of profit before tax to Benchmark PBT

Profit before tax	4	**348**	365	820
exclude: amortisation of acquisition intangibles	5	**9**	-	4
exclude: exceptional items relating to continuing operations	5	**-**	4	4
exclude: financing fair value remeasurements	5	**1**	-	-
exclude: tax expense on continuing operations' share of profit of associates	4	**-**	1	1
include: EBIT of discontinued operations	6	**18**	37	78
include: interest expense of discontinued operations	6	**-**	-	(1)
Benchmark PBT	4	**376**	407	906
Benchmark earnings per share	9			
- Basic		**25.5p**	28.0p	61.5p
- Diluted		**25.1p**	27.6p	60.7p

GUS plc
UNAUDITED GROUP BALANCE SHEET
at 30 September 2005

	30.9.05 £m	30.9.04 £m	31.3.05 £m
ASSETS			
Non-current assets			
Goodwill	**2,822**	2,367	2,477
Other intangible assets	**425**	261	312
Property, plant and equipment	**1,117**	989	1,070
Investment in associates	**127**	109	110
Other investments	**4**	12	8
Deferred tax assets	**278**	284	279
Trade and other receivables	**86**	488	454
	4,859	4,510	4,710
Current assets			
Inventories	**1,015**	950	1,017
Trade and other receivables	**1,130**	1,229	1,138
Other financial assets and investments	**69**	31	31
Cash and cash equivalents	**309**	469	347
	2,523	2,679	2,533
Assets of discontinued operations classified as held for sale	**281**	-	-
Total assets	**7,663**	7,189	7,243
LIABILITIES			
Non-current liabilities			
Trade and other payables	**(135)**	(118)	(97)
Loans and borrowings	**(1,653)**	(1,318)	(1,676)
Deferred tax liabilities	**(190)**	(157)	(182)
Retirement benefit obligations	**(102)**	(199)	(112)
	(2,080)	(1,792)	(2,067)
Current liabilities			
Trade and other payables	**(1,624)**	(1,606)	(1,597)
Loans and borrowings	**(455)**	(440)	(129)
Other financial liabilities	**(9)**	-	-
Current tax liabilities	**(60)**	(82)	(66)
	(2,148)	(2,128)	(1,792)
Liabilities of discontinued operations classified as held for sale	**(59)**	-	-
Total liabilities	**(4,287)**	(3,920)	(3,859)
Net assets	**3,376**	3,269	3,384
EQUITY			
Capital and reserves			
Called up share capital	**255**	254	254
Other reserves including retained earnings	**2,954**	2,758	2,874
Total equity shareholders' funds	**3,209**	3,012	3,128
Equity minority interests	**167**	257	256
Total equity	**3,376**	3,269	3,384

GUS plc
UNAUDITED GROUP CASH FLOW STATEMENT
for the six months ended 30 September 2005

	Six months to 30.9.05 £m	Six months to 30.9.04 £m	Year to 31.3.05 £m
Continuing operations			
Cash flows from operating activities			
Operating profit	**341**	354	802
Less: profit on disposal of shares in Burberry (Note 5)	**-**	(1)	(3)
Less: loss on sale of other businesses (Note 5)	**-**	5	7
Depreciation and amortisation	**152**	126	264
Credit in respect of share incentive schemes	**12**	19	47
Change in working capital	**(60)**	7	(189)
Interest paid	**(22)**	(12)	(61)
Interest received	**12**	11	31
Dividends received from associates	**17**	14	26
Tax paid	**(54)**	(108)	(219)
Net cash inflow from operating activities	**398**	415	705
Continuing operations			
Cash flows from investing activities			
Purchase of property, plant and equipment	**(164)**	(130)	(300)
Sale of property, plant and equipment	**5**	10	21
Purchase of intangible assets	**(50)**	(41)	(110)
Sale of intangible assets	**1**	-	5
Purchase of shares in Burberry	**-**	-	(8)
Buy-back of shares in Burberry	**(21)**	-	(22)
Sale of shares in Burberry	**2**	-	2
Purchase of fixed asset investments	**(7)**	(14)	(5)
Acquisition of subsidiaries, net of cash acquired	**(388)**	(29)	(176)
Disposal of subsidiaries	**127**	5	106
Net cash flows used in investing activities	**(495)**	(199)	(487)
Continuing operations			
Cash flows from financing activities			
Purchase of own shares	**(33)**	(78)	(222)
Issue of Ordinary shares	**16**	28	35
Sale of own shares	**-**	-	16
New borrowings	**226**	-	473
Repayment of borrowings	**-**	(33)	(355)
Capital element of finance lease rental payments	**(2)**	(3)	(5)
Equity dividends paid	**(202)**	(191)	(281)
Dividends paid to minority interests	**(7)**	(5)	(8)
Net cash flows used in financing activities	**(2)**	(282)	(347)
Net decrease in cash and cash equivalents – continuing operations	**(99)**	(66)	(129)
Net increase/(decrease) in cash and cash equivalents – discontinued operations	**11**	(46)	(41)
Net decrease in cash and cash equivalents	**(88)**	(112)	(170)
Movement in cash and cash equivalents from continuing operations			
Cash and cash equivalents at 1 April – continuing operations	**254**	383	383
Net decrease in cash and cash equivalents	**(99)**	(66)	(129)
Cash and cash equivalents at end of period – continuing operations	**155**	317	254
Reconciliation of net increase in cash and cash equivalents to movement in net debt			
Net debt at 1 April – as reported	**(1,427)**	(1,200)	(1,200)
Cash and cash equivalents at 1 April – discontinued operations	**(3)**	(44)	(44)
Other financial assets at 1 April – discontinued operations	**(31)**	(31)	(31)
Net debt at 1 April – continuing operations	**(1,461)**	(1,275)	(1,275)
Net decrease in cash and cash equivalents	**(99)**	(66)	(129)
(Increase)/decrease in debt	**(226)**	33	(113)
Exchange and other movements	**2**	19	56
Net debt at end of period – continuing operations	**(1,784)**	(1,289)	(1,461)

GUS plc
UNAUDITED GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the six months ended 30 September 2005

	Six months to 30.9.05 £m	Six months to 30.9.04 £m	Year to 31.3.05 £m
Net income/(expense) recognised directly in equity:			
Cash flow hedges	**4**	-	-
Net investment hedge	**5**	-	-
Fair value (losses)/gains in the period	**(3)**	-	6
Actuarial losses in respect of defined benefit pension schemes	**(8)**	-	(5)
Currency translation differences	**3**	10	3
Net income recognised directly in equity for the period	**1**	10	4
Cumulative adjustment for the implementation of IAS 39 (Note 11)	**11**	-	-
Net income recognised directly in equity	**12**	10	4
Profit for the financial period	**298**	316	648
Total recognised income for the period	**310**	326	652
Attributable to:			
Equity shareholders in the parent company	**289**	303	603
Minority interests	**21**	23	49
Total recognised income for the period	**310**	326	652

UNAUDITED GROUP RECONCILIATION OF MOVEMENTS IN EQUITY
for the six months ended 30 September 2005

	Six months to 30.9.05 £m	Six months to 30.9.04 £m	Year to 31.3.05 £m
Total equity at 1 April	**3,384**	3,089	3,089
Cumulative adjustment for the implementation of IAS 39 (Note 11)	**11**	-	-
Total equity at 1 April, as restated for the adoption of IAS 39	**3,395**	3,089	3,089
Profit for the financial period	**298**	316	648
Net income recognised directly in equity for the period	**1**	10	4
Employees share option scheme:			
- value of employee services	**12**	10	35
- proceeds from shares issued	**16**	28	34
(Decrease)/increase in minority interests arising due to corporate transactions	**(108)**	85	62
Shares cancelled on purchase	**-**	(30)	(30)
Purchase of own shares	**(33)**	(48)	(176)
Equity dividends paid during the period	**(202)**	(191)	(281)
Dividends paid to minority shareholders	**(7)**	(5)	(11)
Recycled cumulative exchange loss in respect of divestment	**3**	3	3
Tax credit in respect of items taken directly to equity	**1**	2	7
Total equity at end of period	**3,376**	3,269	3,384
Attributable to:			
Equity shareholders in the parent company	**3,209**	3,012	3,128
Minority interests	**167**	257	256
Total equity at end of period	**3,376**	3,269	3,384

GUS plc
UNAUDITED NOTES TO THE INTERIM FINANCIAL STATEMENTS
for the six months ended 30 September 2005

1. Basis of preparation

For the year ending 31 March 2006, the Group will prepare its financial statements under International Financial Reporting Standards ("IFRS") adopted for use in the European Union. These will be those Standards, subsequent amendments, future Standards and related interpretations issued and adopted by the International Accounting Standards Board ("IASB") that have been endorsed by the European Commission.

This interim report has been prepared in accordance with the Listing Rules of the Financial Services Authority, and with IFRS compliant accounting policies that will be followed in preparing the Group's financial statements for the year ending 31 March 2006, which were published in full on 14 June 2005 and are available on the Group's website, at www.gusplc.com/gus/investors/ifrs. In developing its accounting policies, the Group has anticipated that the amendments to IAS 19 "Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosure" and IAS 39 "Financial Instruments: Recognition and Measurement - The Fair Value Option" will be endorsed for use in the EU. This endorsement process is ongoing, such that applicable IFRS, the Group's accounting policies and the presentation of its results are therefore subject to change.

As permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards", the Group elected to defer implementation of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" until the year ending 31 March 2006. The adjustment required as at 1 April 2005 is set out in note 11 below.

The interim financial statements comprise the results for the six months ended 30 September 2005 and 30 September 2004 and the year ended 31 March 2005. The results for the six months ended 30 September 2004 have been extracted from the Group's interim report for that period, and the results for the year ended 31 March 2005 have been extracted from the Group's statutory financial statements for that year, both having been adjusted for the effects of changes in accounting policy on transition to IFRS. These adjustments, which are set out in detail on the Group's website, are summarised on pages 91 to 94 of the Group's statutory financial statements for the year ended 31 March 2005, and have been adjusted to reflect the reclassification of Wehkamp as a discontinued operation.

The financial information shown for the year ended 31 March 2005 does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The Group's statutory financial statements prepared under UK GAAP for that period have been delivered to the Registrar of Companies. The report of the auditors on those financial statements was unqualified and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

The interim financial statements are unaudited but have been reviewed by the auditors. Their report is set out on page 28.

2. Taxation

The effective rate of tax of 27.7% (2005: 26.5%) is based on the estimated tax charge for the full year on Benchmark PBT. Benchmark PBT is defined as profit before amortisation of acquisition intangibles, exceptional items, financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the profits or losses of discontinued operations up to the date of disposal or closure.

3. Foreign currency

	Average			Closing		
	Six months to		Year to			
	30.9.05	30.9.04	31.3.05	**30.9.05**	30.9.04	31.3.05
The principal exchange rates used were as follows:						
US dollar	**1.82**	1.81	1.85	**1.76**	1.80	1.88
Euro	**1.47**	1.49	1.47	**1.47**	1.46	1.45
South African rand	**11.80**	11.72	11.47	**n/a**	11.59	11.76

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the income statement is translated into sterling at average rates of exchange.

The average rate used in the current period for the South African rand is that for the period to 19 May 2005, the date on which the Group's remaining interest in Lewis Group was sold.

4. Segmental information

Six months ended 30 September 2005

	Continuing Operations									
	Argos £m	Homebase £m	Financial Services £m	ARG Total £m	Experian £m	Burberry £m	Other £m	Total £m	Discontinued Operations £m	Total £m
Sales										
Sales to external customers	1,609	966	43	**2,618**	**802**	**355**	**-**	**3,775**	**131**	**3,906**
Inter-segment sales	-	-	-	**-**	**6**	**-**	**(6)**	**-**	**-**	**-**
Total sales	1,609	966	43	**2,618**	**808**	**355**	**(6)**	**3,775**	**131**	**3,906**
Profit										
EBIT*	57	48	4	**109**	**200**	**76**	**(13)**	**372**	**18**	**390**
Net interest	-	-	-	**-**	**-**	**-**	**(14)**	**(14)**	**-**	**(14)**
Benchmark PBT**	57	48	4	**109**	**200**	**76**	**(27)**	**358**	**18**	**376**
Exceptional items	-	-	-	**-**	**-**	**-**	**-**	**-**	**36**	**36**
Amortisation of acquisition intangibles	-	-	-	**-**	**(9)**	**-**	**-**	**(9)**	**-**	**(9)**
Financing fair value remeasurements	-	-	-	**-**	**-**	**-**	**(1)**	**(1)**	**-**	**(1)**
Exceptional and other adjustment items (Note 5)	-	-	-	**-**	**(9)**	**-**	**(1)**	**(10)**	**36**	**26**
Tax expense on share of profit of associates	-	-	-	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Profit before tax	57	48	4	**109**	**191**	**76**	**(28)**	**348**	**54**	**402**
Group tax expense								**(99)**	**(5)**	**(104)**
Profit for the financial period								**249**	**49**	**298**

* EBIT is defined as profit before amortisation of acquisition intangibles, exceptional items, net financing costs and taxation and includes the Group's share of pre-tax profits of associates.

** The Group regards "Benchmark PBT" as the best measure of performance and as such it is disclosed above as the segment result. Benchmark PBT is defined as profit before amortisation of acquisition intangibles, exceptional items, financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the profits or losses of discontinued operations up to the date of disposal or closure.

Six months ended 30 September 2004

	Continuing Operations									
	Argos £m	Homebase £m	Financial Services £m	ARG Total £m	Experian £m	Burberry £m	Other £m	Total £m	Discontinued Operations £m	Total £m
Sales										
Sales to external customers	1,552	981	35	**2,568**	**640**	**348**	**-**	**3,556**	**193**	**3,749**
Inter-segment sales	-	-	-	**-**	**5**	**-**	**(5)**	**-**	**-**	**-**
Total sales	1,552	981	35	**2,568**	**645**	**348**	**(5)**	**3,556**	**193**	**3,749**
Profit										
EBIT*	92	75	-	**167**	**149**	**78**	**(13)**	**381**	**37**	**418**
Net interest	-	-	-	**-**	**-**	**-**	**(11)**	**(11)**	**-**	**(11)**
Benchmark PBT**	92	75	-	**167**	**149**	**78**	**(24)**	**370**	**37**	**407**
Exceptional items	-	-	-	**-**	**(5)**	**1**	**-**	**(4)**	**25**	**21**
Amortisation of acquisition intangibles	-	-	-	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Exceptional and other adjustment items (Note 5)	-	-	-	**-**	**(5)**	**1**	**-**	**(4)**	**25**	**21**
Tax expense on share of profit of associates	-	-	-	**-**	**(1)**	**-**	**-**	**(1)**	**-**	**(1)**
Profit before tax	92	75	-	**167**	**143**	**79**	**(24)**	**365**	**62**	**427**
Group tax expense								**(102)**	**(9)**	**(111)**
Profit for the financial period								**263**	**53**	**316**

* EBIT is defined as profit before amortisation of acquisition intangibles, exceptional items, net financing costs and taxation and includes the Group's share of pre-tax profits of associates.

** The Group regards "Benchmark PBT" as the best measure of performance and as such it is disclosed above as the segment result. Benchmark PBT is defined as profit before amortisation of acquisition intangibles, exceptional items, financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the profits or losses of discontinued operations up to the date of disposal or closure.

4. Segmental information (continued)

Year ended 31 March 2005

	Continuing Operations								Discontinued Operations	Total
	Argos £m	Homebase £m	Financial Services £m	ARG Total £m	Experian £m	Burberry £m	Other £m	Total £m	£m	£m
Sales										
Sales to external customers	3,652	1,580	81	**5,313**	**1,350**	**715**	**-**	**7,378**	**409**	**7,787**
Inter-segment sales	-	-	-	-	**12**	**-**	**(12)**	**-**	**-**	**-**
Total sales	3,652	1,580	81	**5,313**	**1,362**	**715**	**(12)**	**7,378**	**409**	**7,787**
Profit										
EBIT*	305	90	-	**395**	**317**	**161**	**(21)**	**852**	**78**	**930**
Net interest	-	-	-	-	-	-	**(23)**	**(23)**	**(1)**	**(24)**
Benchmark PBT**	305	90	-	**395**	**317**	**161**	**(44)**	**829**	**77**	**906**
Exceptional items	-	-	-	-	**(7)**	**3**	**-**	**(4)**	**-**	**(4)**
Amortisation of acquisition intangibles	-	-	-	-	**(4)**	**-**	**-**	**(4)**	**-**	**(4)**
Exceptional and other adjustment items (Note 5)	-	-	-	-	**(11)**	**3**	**-**	**(8)**	**-**	**(8)**
Tax expense on share of profit of associates	-	-	-	-	**(1)**	**-**	**-**	**(1)**	**-**	**(1)**
Profit before tax	305	90	-	**395**	**305**	**164**	**(44)**	**820**	**77**	**897**
Group tax expense								**(229)**	**(20)**	**(249)**
Profit for the financial period								**591**	**57**	**648**

* EBIT is defined as profit before amortisation of acquisition intangibles, exceptional items, net financing costs and taxation and includes the Group's share of pre-tax profits of associates.

** The Group regards "Benchmark PBT" as the best measure of performance and as such it is disclosed above as the segment result. Benchmark PBT is defined as profit before amortisation of acquisition intangibles, exceptional items, financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the profits or losses of discontinued operations up to the date of disposal or closure.

5. Exceptional and other adjustment items

	Six months to		Year to
	30.9.05 £m	30.9.04 £m	31.3.05 £m
Exceptional items			
Continuing operations:			
Disposal of shares in Burberry	**-**	1	3
Loss on sale of other businesses	**-**	(5)	(7)
	-	(4)	(4)
Discontinued operations (Note 6):			
Profit on disposal of Lewis Group	**36**	24	24
Profit/(loss) on disposal of other discontinued operations	**-**	1	(24)
	36	25	-
Total exceptional items	**36**	21	(4)
Other adjustments			
Continuing operations:			
Amortisation of acquisition intangibles	**(9)**	-	(4)
Financing fair value remeasurements	**(1)**	-	-
Total other adjustment items	**(10)**	-	(4)
Total exceptional and other adjustment items	**26**	**21**	**(8)**

The only costs treated as exceptional items are those associated with the disposal or closure of businesses. All other restructuring costs are charged against EBIT in the divisions in which they are incurred.

The loss on sale of other businesses in the prior period was principally in respect of the sales by Experian of two small non-core businesses. The income in respect of Burberry shares in the prior period arose from the exercise or lapse of awards under executive share schemes.

The profit on the disposal of Lewis Group relates to the placing of GUS' remaining 50% stake in May 2005. The profit in the prior period relates to the Initial Public Offering of Lewis Group in September 2004.

IFRS requires that, on acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. As permitted by IFRS, acquisitions prior to 1 April 2004 have not been restated. As it did with goodwill under UK GAAP, the Group has excluded amortisation of these acquisition intangibles from its definition of Benchmark PBT because such a charge is based on uncertain judgments about the value and economic life of such items.

A small proportion of the Group's derivatives do not qualify for hedge accounting under IFRS. Gains or losses on these derivatives arising from market movements are credited or charged to the income statement.

6. Discontinued operations

The results for discontinued operations were as follows:

	Six months to		Year to
	30.9.05	30.9.04	31.3.05
	£m	£m	£m
Sales			
Lewis Group	**20**	86	187
Wehkamp	**111**	107	222
	131	193	409
EBIT			
Lewis Group	**5**	25	55
Wehkamp	**13**	12	23
	18	37	78
Exceptional item - profit on Initial Public Offering of Lewis Group	**-**	24	24
Net interest	**-**	-	(1)
Pre-tax profit of discontinued operations	**18**	61	101
Tax charge in respect of pre-tax profit	**(5)**	(9)	(20)
Post-tax profit of discontinued operations	**13**	52	81
Profit/(loss) on disposal of discontinued operations			
Lewis Group	**36**	-	-
Home shopping and Reality businesses	**-**	1	(24)
	36	1	(24)
Tax charge in respect of profit/(loss) on disposal	**-**	-	-
Post-tax profit/(loss) on disposal	**36**	1	(24)
Profit for the period from discontinued operations	**49**	53	57

On 19 May 2005, the Group announced the sale of its remaining interest in Lewis Group Limited. On 28 October 2005, the Group announced an agreement to sell Wehkamp, the leading home shopping brand in the Netherlands. As a result, these operations have been reclassified as discontinued.

The disposal of the home shopping and Reality businesses took place in May 2003, and provision for the loss on disposal was made in the financial statements for the year ended 31 March 2003, with a further charge relating to professional fees and other costs associated with the transaction being made the following year. Following agreement of the completion statements and the settlement of certain warranty claims, a further charge was made in the year ended 31 March 2005 reflecting full and final settlement of all claims that have arisen from the disposal of these businesses.

The cash flows attributable to discontinued operations comprise:

	Six months to		Year to
	30.9.05	30.9.04	31.3.05
	£m	£m	£m
From operating activities	**13**	(42)	(32)
From investing activities	**(2)**	(4)	(6)
From financing activities	**-**	-	(3)
Net increase in cash and cash equivalents in discontinued operations	**11**	(46)	(41)

7. Business combinations

During the six months ended 30 September 2005, the Group has made several acquisitions, none of which are considered individually material to the Group. Most of these were made by Experian in North America, including LowerMyBills.com, the Florida-based affiliate credit bureau, ClassesUSA, Baker Hill and Vente. In the UK, Argos acquired 33 former Index stores and the Index brand from Littlewoods Limited.

In aggregate, it is estimated that these acquired businesses contributed revenues of £64m and profit after tax of £12m to the Group for the periods from their respective acquisition dates to 30 September 2005. Due to the acquired entities using different accounting policies prior to acquisition and previously reporting to different period ends it has not been possible to estimate the impact on Group turnover or results, as if those acquisitions had been completed on 1 April 2005.

Details of the net assets acquired and the provisional goodwill are as follows:

	Book value £m	Fair value £m
Intangible assets	1	96
Tangible assets	4	4
Deferred tax assets	1	1
Inventories	1	1
Trade and other receivables	20	20
Current tax recoverable	16	16
Cash and cash equivalents	6	6
Trade and other payables	(26)	(26)
	23	118
Goodwill		322
		440
Satisfied by:		
Cash		388
Acquisition expenses		6
Deferred consideration		46
		440

The fair values set out above contain certain provisional amounts which will be finalised no later than one year after the date of acquisition. Goodwill represents the synergies, assembled workforce and future growth potential of the businesses acquired.

8. Analysis of Group net debt

	30.9.05 £m	30.9.04 £m	31.3.05 £m
Cash and cash equivalents	**171**	317	259
Current asset investments	**-**	31	31
Other financial assets	**31**	-	-
Debt due within one year	**(312)**	(284)	(35)
Finance leases	**(5)**	(9)	(8)
Debt due after more than one year	**(1,653)**	(1,313)	(1,674)
Net debt at end of period	**(1,768)**	(1,258)	(1,427)
Continuing operations	**(1,784)**	(1,289)	(1,461)
Discontinued operations	**16**	31	34
Net debt at end of period	**(1,768)**	(1,258)	(1,427)

Net debt at 30 September 2005 is stated after deducting £31m in respect of the fair value of the interest rate swaps related to the Group's borrowings.

GUS plc
UNAUDITED NOTES TO THE INTERIM FINANCIAL STATEMENTS (CONTINUED)
for the six months ended 30 September 2005

9. Basic and diluted earnings per share

The calculation of basic earnings per share for continuing and discontinued operations is based on profit attributable to equity shareholders of the Company divided by the weighted average number of Ordinary shares in issue during the period (excluding own shares held in Treasury and in the ESOP trust).

Benchmark earnings per share represents Benchmark PBT (as defined in note 4 above) less attributable taxation (calculated at the Group's effective tax rate), divided by the weighted average number of shares in issue, and is disclosed to indicate the underlying profitability of the Group.

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes.

	Six months to		Year to
	30.9.05	30.9.04	31.3.05
Basic earnings per share:	**pence**	pence	pence
Continuing operations	**23.1**	24.4	54.2
Discontinued operations	**4.9**	5.3	5.7
Continuing and discontinued operations	**28.0**	29.7	59.9
Effect of exceptional and other adjustment items (Note 5)	**(2.6)**	(2.1)	0.8
Adjustment between effective and actual rates of taxation	**0.1**	0.4	0.8
Benchmark	**25.5**	28.0	61.5
Diluted earnings per share:			
Continuing operations	**22.8**	24.1	53.5
Discontinued operations	**4.8**	5.2	5.6
Continuing and discontinued operations	**27.6**	29.3	59.1
Benchmark	**25.1**	27.6	60.7

	30.9.05	30.9.04	31.3.05
	£m	£m	£m
Earnings – continuing operations	**228**	244	542
Discontinued operations	**49**	53	57
Continuing and discontinued operations	**277**	297	599
Effect of exceptional and other adjustment items (Note 5)	**(26)**	(21)	8
Adjustment between effective and actual rates of taxation	**-**	4	8
Benchmark earnings	**251**	280	615

	30.9.05	30.9.04	31.3.05
	m	m	m
Weighted average number of Ordinary shares in issue during the period*	**986.5**	1,001.1	1,000.1
Dilutive effect of share incentive awards	**15.1**	12.9	12.6
Dilutive weighted average number of Ordinary shares in issue during the period	**1,001.6**	1,014.0	1,012.7

* Excluding own shares held in Treasury and in the ESOP trust

10. Dividend

	Six months to		Year to
	30.9.05	30.9.04	31.3.05
	pence	pence	pence
Interim	**9.6**	9.0	9.0
Final	**-**	-	20.5
	9.6	9.0	29.5

The dividends paid in August 2005 and August 2004 were £203m (20.5p per share) and £191m (19.0p per share) respectively. An interim dividend of 9.6p per new GUS share (2004 9.0p per existing GUS share) has been proposed (but not provided) and will be paid on 3 February 2006 to shareholders on the Register at the close of business on 6 January 2006. The cost of this dividend (2004 £90m) will depend on the number of shares in issue on 6 January 2006. If the proposals to effect a demerger of the Group's interest in Burberry and a consolidation of GUS shares are approved by shareholders at the EGM on 12 December 2005, the cost is expected to be approximately £83m. Details of the share consolidation are set out in the demerger circular.

11. Transitional adjustment on first time adoption of IAS 39

As permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards", the Group elected to defer implementation of IAS 39 "Financial Instruments: Recognition and Measurement" until the year ending 31 March 2006. On adoption of IAS 39, the Group has taken the fair value option in respect of its outstanding eurobonds, euronotes and perpetual securities. Gains or losses on these items resulting from changes in interest rates are taken to income, together with the gains or losses on the associated financial instruments.

The effect of adopting IAS 39 on the balance sheet as at 1 April 2005 is as follows:

		31.3.05 £m	Transition adjustment £m	1.4.05 £m
Current assets				
Other financial assets -	other investments	31	3	34
	interest rate swaps	-	13	13
	currency swaps and forward currency contracts	2	10	12
		33	26	59
Current liabilities				
Trade and other payables		(1,597)	(3)	(1,600)
Other financial liabilities – currency swaps and forward currency contracts		-	(3)	(3)
		(1,597)	(6)	(1,603)
Non-current liabilities				
Loans and borrowings		(1,676)	(5)	(1,681)
Deferred tax liabilities		(182)	(4)	(186)
		(1,858)	(9)	(1,867)
Other assets and liabilities		6,806	-	6,806
Total equity		3,384	11	3,395

The most significant financial instruments for the Group are its forward sales of foreign currencies to hedge the value of investments in group businesses outside the UK. The treatment of these is effectively the same under IFRS as under UK GAAP, with the fair value being recognised in the balance sheet and mark-to-market re-measurements being taken through the Group statement of recognised income and expense ("SORIE") rather than the Group income statement.

Many, but not all, of the Group's other derivatives also qualify for hedge accounting under IFRS. These gains or losses are taken through the SORIE, not the income statement.

Some of the Group's derivatives do not qualify for hedge accounting. Gains or losses on these arising from market movements are credited or charged to the income statement. These financing fair value remeasurements are excluded from Benchmark PBT and Benchmark earnings per share.

12. Related parties

There were no material transactions with related parties during the period. In the comparative periods, Experian companies made net sales and recharges to associated undertakings of £5m in the six months ended 30 September 2004 and £10m in the year ended 31 March 2005. There were no other material transactions with related parties in either comparative period.

13. Summary of the impact of IFRS on the comparative periods

Detailed disclosures in respect of the effect of IFRS on the reported position and results for the six months ended 30 September 2004 and year ended 31 March 2005 were issued on 14 June 2005, and are available on the Company website at www.gusplc.com/gus/investors/ifrs. A summary of the impact of IFRS on certain key reported figures is set out below. Since that date, Wehkamp has been reclassified as a discontinued operation (Note 6), and the effect of this change on the IFRS financial statements is shown below.

Group income statement

Reported sales are reduced due to the different presentation required under IFRS in respect of discontinued operations. This restatement is set out in the segmental analysis at note 4 above. IFRS adjustments in respect of other key items within the Group income statement are as follows:

		Six months ended 30 September 2004			Year ended 31 March 2005		
	Note	Operating profit £m	Profit before tax £m	Profit for the financial period £m	Operating profit £m	Profit before tax £m	Profit for the financial year £m
As reported under UK GAAP		292	323	205	680	693	423
IFRS reclassifications:							
Lewis Group	a	(25)	(46)	-	(55)	(79)	-
Other discontinued operations	a	-	-	-	-	27	-
Tax expense of associates		-	-	-	-	(1)	-
Minority interests	b	-	-	19	-	-	49
		(25)	(46)	19	(55)	(53)	49
IFRS remeasurements:							
Share based payments	c	(9)	(9)	(9)	(7)	(7)	(7)
Catalogue costs	d	8	8	8	(1)	(1)	(1)
Reversal of goodwill amortisation	e	99	99	99	207	207	207
Amortisation of acquisition intangibles	e	-	-	-	(4)	(4)	(4)
Interest earned on pension scheme assets	f	-	1	1	-	2	2
Deferred tax charges	g	-	-	(13)	-	-	(29)
Other		1	1	6	3	6	8
		99	100	92	198	203	176
As reported under IFRS on 14 June 2005		366	377	316	823	843	648
Reclassification of Wehkamp (Note 6)		(12)	(12)	-	(21)	(23)	-
As reported under IFRS, as restated		**354**	**365**	**316**	**802**	**820**	**648**

Group balance sheet

	Note	30.9.04 £m	31.3.05 £m
Capital employed as reported under UK GAAP		3,149	3,070
Pension liabilities	f	(224)	(226)
Catalogue costs	d	(8)	(15)
Lease incentives	h	(34)	(34)
Amortisation of acquisition intangibles	e	-	(4)
Reversal of UK GAAP goodwill amortisation charge after transition	e	98	207
Goodwill impairment on transition	e	(3)	(3)
Deferred taxation	g	202	186
Dividends	i	91	202
Other		(2)	1
		120	314
As reported under IFRS		**3,269**	**3,384**

13. Summary of the impact of IFRS on the comparative periods (continued)

Notes

a. Under IFRS, the Group income statement down to profit after tax excludes the results of discontinued operations.

b. The concept of a group differs under IFRS and minority interests are regarded as equity holders of the Group. Thus rather than deducting a minority interest in arriving at profit for the financial period, the profit for the period is instead attributed to the different types of equity holders.

c. IFRS requires that the fair value of all share-based payments is charged to the income statement over the vesting period. Depending on the type of scheme concerned, the recognition, or timing, or both, of the charges to profit may differ compared with UK GAAP.

d. Under UK GAAP, catalogue costs were expensed over the period in which the catalogues generated revenue. These costs are expensed as incurred under IFRS.

e. Goodwill amortisation charged under UK GAAP after the transition date, 1 April 2004, is reversed in the IFRS financial statements. Goodwill will be subject to an annual impairment review. IFRS also requires that, on acquisition, specific intangible assets are identified and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition.

f. Under IFRS, the pension charge principally comprises a current service cost, charged to operating profit, and a financing item reported within net interest.

   Under IAS 19, the Group has adopted the option that requires the full actuarial value of the surplus or deficit of pension schemes and other post-retirement benefits to be shown on the balance sheet. Any movements in the pension assets and liabilities arising from actuarial gains and losses are recognised immediately in full through the SORIE.

g. Under UK GAAP, tax relief on goodwill written off to reserves in respect of pre-1998 US acquisitions was credited each year against the tax charge in the income statement. Under IFRS, a deferred tax asset is set up for this future relief at the time of the acquisition; as the tax relief is received, it is credited against this deferred tax asset.

h. Under UK GAAP, property lease incentives were recognised over the period to the first rent review. Under IFRS, these are recognised over the full term of the lease.

i. Under IFRS, a dividend that is proposed but not yet authorised is not accrued in the financial statements.

14. Post balance sheet event

On 28 October 2005, the Group announced an agreement to sell Wehkamp, its last remaining home shopping business. Under the terms of this agreement, Wehkamp will be sold for approximately €390m (£265m) to Industri Kapital, a private equity firm. Completion is expected in December, subject to European Union regulatory approval. The cash proceeds on completion will be used to pay down debt.

15. GUS plc website

The maintenance and integrity of the GUS plc website, www.gusplc.com, is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

GUS plc
INDEPENDENT REVIEW REPORT TO GUS PLC

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 September 2005, which comprises the Unaudited Group Income Statement for the six months ended 30 September 2005, the Unaudited Group Balance Sheet as at 30 September 2005, the Unaudited Group Cash Flow Statement for the six months ended 30 September 2005, the Unaudited Group Statement of Recognised Income and Expense for the six months ended 30 September 2005, the Unaudited Group Reconciliation of Movements in Equity for the six months ended 30 September 2005 and the related unaudited notes for the six months ended 30 September 2005. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with IFRS as adopted for use in the European Union. This interim report has been prepared in accordance with the basis of preparation set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in the 'Basis of preparation' note 1, there is however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
Manchester

16 November 2005

GUS plc
SHAREHOLDER INFORMATION

Registrar
Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone: 0870 600 3987). A text phone facility for those with hearing difficulties is available by telephoning 0870 600 3950.

Electronic communications
Shareholders can arrange to receive future GUS annual and interim reports electronically and to submit voting instructions on line at shareholder meetings by registering at www.shareview.co.uk/gusplc. The service is provided by Lloyds TSB Registrars and gives access to a comprehensive range of shareholder information, including dividend payment details.

GUS website
A full range of investor relations information on GUS is available at www.gusplc.com. This includes webcasts of results presentations given to analysts and fund managers together with the slides accompanying those presentations.

Dividend Reinvestment Plan
The GUS Dividend Reinvestment Plan ("DRIP") enables shareholders to use their cash dividends to purchase GUS shares. Shareholders who wish to participate in the DRIP for the first time, in respect of the interim dividend to be paid on 3 February 2006, should return a completed and signed DRIP mandate form to be received by the Registrar, by no later than 13 January 2006. For further details, please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone 0870 241 3018).

Share price information
The latest GUS share price is available on Teletext and also on the Financial Times Cityline Service (telephone: 0906 843 2740 (calls charged at 60p per minute)).

Share dealing facility
Existing or potential investors can buy or sell GUS Ordinary shares using a postal dealing service provided by JPMorganCazenove Limited, 20 Moorgate, London, EC2R 6DA (telephone: 020 7155 5155).

Financial calendar

Interim dividend record date	6 January 2006
Third quarter trading update	12 January 2006
Interim dividend to be paid	3 February 2006
Second half trading update	13 April 2006
Preliminary announcement of results for the year to 31 March 2006	24 May 2006
Annual General Meeting	19 July 2006

Registered office
GUS plc, One Stanhope Gate, London W1K 1AF

GUS

GUS plc
One Stanhope Gate
London W1K 1AF
United Kingdom
T +44 (0)20 7495 0070
F +44 (0)20 7495 1567
www.gusplc.com

Exemption number 82-5017

RNS announcements

REG-GUS PLC Board Change Released: 17/11/2005

GUS plc
Board change

GUS plc, the retail and business services group, today announces that Lady Louise Patten, a non-executive director of the company since 1997, will be retiring from the Board on 31 January 2006.

Sir Victor Blank, Chairman of GUS, said:

"Louise has made a valuable contribution as a non-executive director and Chairman of the Remuneration Committee of the Board during a period of great change at GUS. We thank her and wish her well for the future."

With effect from 1 January 2006, Oliver Stocken will succeed Lady Patten as Chairman of the Remuneration Committee and John Coombe will succeed Oliver Stocken as Chairman of the Audit Committee of the Board.

Exemption number 82-5017

RNS announcements

REG-Burberry Group PLC Demerger of Burberry Released: 17/11/2005

RNS Number:2611U
Burberry Group PLC
17 November 2005

17 November 2005

BURBERRY GROUP PLC

DEMERGER OF BURBERRY

Further to the announcement this morning by GUS plc ("GUS"), setting out details of its plans to demerge its remaining 65 per cent. stake in Burberry Group plc ("Burberry" or the "Group") by way of a dividend in specie, Burberry will post shortly a circular to shareholders setting out further details of the arrangements with respect to the proposed demerger.

Burberry will propose a series of resolutions to its shareholders, which the independent directors* of Burberry believe would, if passed, allow the demerger to be implemented in a more orderly way, to the benefit of the Group and its shareholders. Matters to be considered include approval of a demerger agreement between Burberry and GUS relating to such issues as pension liabilities, taxation and transaction expenses. Accordingly, the demerger is subject to shareholder approval from both Burberry shareholders and GUS shareholders.

Burberry will convene an extraordinary general meeting of shareholders on 12 December 2005 to consider the resolutions.

The expected timetable of principal events is set out below.

	2005
Latest time and date for the receipt of forms of proxy for the Burberry extraordinary general meeting	9.00 a.m. on 10 December
Burberry extraordinary general meeting	9.00 a.m. on 12 December
GUS extraordinary general meeting	10.30 a.m. on 12 December
Record time	7.00 a.m. on 13 December

Expected completion of demerger and, where applicable, expected date on
8.00 a.m. on 13 December
which Burberry ordinary shares will be credited to the CREST accounts of
GUS shareholders
Expected date by which, where applicable, definitive share certificates
23 December for Burberry ordinary shares will be despatched to GUS shareholders

Enquiries:

BURBERRY Telephone: +44 (0)20 7968
0577
John Scaramuzza

BRUNSWICK Telephone: + 44 (0)20 7404
5959
Susan Gilchrist
Robert Gardener
Alexandra Tweed

Exemption number 82-5017

REG-GUS PLC Further re demerger Released: 18/11/2005

GUS plc
Share consolidation ratio

Further to the announcement yesterday, GUS plc today announces the consolidation ratio for GUS shares which will accompany the demerger of its remaining stake in Burberry Group plc.

Subject to shareholder approval and based on the average closing price of the four days up to and including 17 November 2005 of GUS (863p) and Burberry (394p), GUS shareholders will receive 860 new GUS shares for every 1,000 existing GUS shares held at 0700 hours on 13 December 2005.

Following the demerger, the number of new consolidated GUS shares for the purpose of calculating earnings per share in a full year will be 849m (excluding own shares held in Treasury and in the ESOP Trust).

The GUS circular setting out the detailed proposals regarding the demerger will be sent to GUS shareholders on 19 November 2005.

Enquiries

GUS

David Tyler	Group Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

SEC MAIL PROCESSING
RECEIVED
NOV 30 2005
WASH. D.C. 20[illegible] SECTION

Ref: PGC/Ann181105JC

18 November 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	599662
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc
("THE COMPANY")

DIRECTOR/PDMR SHAREHOLDING

GUS plc has received a notification from John Coombe (a non-executive director of the Company) of a purchase on the London Stock Exchange of 5,678 Ordinary shares of 25p each in the Company at a price of £8.805 per share. This purchase was made on 17 November 2005. Following this purchase, Mr Coombe holds 14,500 GUS Ordinary shares.
This notification was received by the Company on 17 November 2005 and was made in accordance with DR 3.1.4R(1)(b).

Exemption number 82-5017

RNS announcements

Burberry Group PLC Further re Demerger Released: 18/11/2005

BURBERRY GROUP PLC

POSTING OF DOCUMENTS TO SHAREHOLDERS

Burberry Group plc ("Burberry") announces that it has today posted to its shareholders:

a) a circular (the "Circular") incorporating the notice of an Extraordinary General Meeting which has been convened to seek shareholder approval to matters principally relating to the demerger of GUS plc's remaining interests in Burberry; and

b) the Interim Report for the six months to 30 September 2005 ("Interim Report").

Copies of the Circular, the accompanying Proxy Card and the Interim Report have been lodged with the United Kingdom Listing Authority ("UKLA") and will be available for public inspection at the Document Viewing Facility of the UKLA, which is situated at:

Financial Services Authority
25 The North Colonnade
London E14 5HS

Tel. 020 7066 1000

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser who, if you are taking advice in the UK, is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Burberry Shares, you should immediately forward this document (and the accompanying documents) to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. The distribution of such documents in certain jurisdictions may be restricted by law, and persons into whose possession such documents come should inform themselves about, and observe, any such restrictions. Any failure to comply with those restrictions may constitute a violation of the securities laws of any such jurisdiction.

Merrill Lynch International and Morgan Stanley & Co. International Limited are acting exclusively for Burberry and no one else in relation to the Demerger and will not be responsible to anyone other than Burberry for providing the protections afforded to their clients or for providing advice in relation to the Demerger or any other matter referred to in this document.

BURBERRY GROUP PLC

(registered in England and Wales under the Companies Act 1985 with registered number 03458224)

Recommended proposal to demerge Burberry Group plc from GUS plc and Notice of Extraordinary General Meeting

You are recommended to read all of this document, but your attention is drawn in particular to the letter to Burberry Shareholders from the Senior Independent Non-Executive Director of Burberry (which is set out at the start of this document) which recommends you to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

A summary of the action to be taken by Burberry Shareholders is set out on page 9 of this document.

Notice of an Extraordinary General Meeting of Burberry, to be held at the Millennium Hotel, Grosvenor Square, London W1K 2HP at 9.00am on 12 December 2005 is set out at the end of this document.

A Form of Proxy for use at the Extraordinary General Meeting is enclosed and, to be valid, should be completed and returned as soon as possible, but in any event so as to be received by Lloyds TSB Registrars no later than 9.00am on 10 December 2005. If you hold your shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction to Lloyds TSB Registrars, so that it is received by no later than 9.00am on 10 December 2005. The return of a proxy will not prevent you from attending the Extraordinary General Meeting and voting in person if you wish to do so.

TO VOTE IN FAVOUR OF THE DEMERGER

Whether or not you plan to attend the Burberry Extraordinary General Meeting, if you wish to vote in favour of the Demerger:

- **place a cross in the first three boxes marked "FOR" on the enclosed Form of Proxy; and**
- **complete, sign, date and return the form, to be received by no later than 9.00am on 10 December 2005.**

Alternatively, if you hold your shares in CREST, you may appoint a proxy by sending a CREST proxy instruction to Lloyds TSB Registrars, so that it is received by no later than 9.00am on 10 December 2005.

The return of a proxy will not prevent you from attending the Burberry Extraordinary General Meeting and voting in person if you wish to do so. GUS has undertaken that neither it nor any member of the GUS Group will vote on any of the Burberry Resolutions.

IT IS IMPORTANT THAT AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COMPANY MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF BURBERRY SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO RETURN A PROXY AS SOON AS POSSIBLE.

This page should be read in conjunction with the ACTION TO BE TAKEN section in the letter below and the rest of this document.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2005
Latest time and date for the receipt of Forms of Proxy for the Burberry Extraordinary General Meeting	9.00am on 10 December
Burberry Extraordinary General Meeting	9.00am on 12 December
GUS Extraordinary General Meeting	10.30am on 12 December
Completion of Demerger and, where applicable, expected date on which Burberry Shares will be credited to the CREST accounts of GUS Shareholders	8.00am on 13 December
Date by which, where applicable, definitive share certificates for Burberry Shares will be despatched to GUS Shareholders	23 December

Notes:

(1) Each of the times and dates in the above timetable is based on current expectations and is subject to change.
(2) All references in this document to times are to London times.

LETTER FROM THE SENIOR INDEPENDENT NON-EXECUTIVE DIRECTOR OF BURBERRY

Burberry Group plc
18-22 Haymarket
London SW1Y 4DQ

Directors:
John Peace *(Chairman)*
Rose Marie Bravo *(Chief Executive)*
Stacey Cartwright *(Chief Financial Officer)*
Philip Bowman *(Senior Independent Non-Executive Director)*
Guy Peyrelongue *(Non-Executive Director)*
Caroline Marland *(Non-Executive Director)*
David Tyler *(Non-Executive Director)*

18 November 2005

To Burberry Shareholders

Dear Shareholder

PROPOSED DEMERGER OF BURBERRY FROM GUS

1. Introduction

Earlier this year, GUS announced that the demerger of its remaining stake in Burberry was expected to take place in December 2005.

Today, GUS and Burberry have confirmed the full details of the Demerger.

The decision to demerge was made by GUS as a result of its strategic review. GUS could demerge its Burberry holding to its shareholders without Burberry's involvement. However, Burberry has decided to put a series of resolutions to you, which the Independent Directors believe would (if passed) allow a demerger to be implemented in a more orderly way, to the benefit of Burberry and its shareholders.

Those resolutions will be put to Burberry Shareholders at an Extraordinary General Meeting to be held on 12 December 2005. Notice of the meeting is contained in this document and a Form of Proxy is enclosed.

GUS will be putting resolutions relating to the Demerger to its own shareholders at a separate Extraordinary General Meeting on the same day. If the Burberry Resolutions and the GUS Resolutions are passed at the respective Extraordinary General Meetings, it is expected that Completion of the Demerger will occur at 8.00am the following day, with GUS Shareholders at the Record Time receiving Burberry Shares pro rata to their existing holdings in GUS.

The purpose of this circular is to explain:

- the background to and reasons for the Demerger;
- how the Demerger will be implemented;
- how the Demerger will affect Burberry Employees' pension arrangements;
- what will be proposed at the Burberry Extraordinary General Meeting;
- what action you should take; and
- why your Board is recommending that you should vote in favour of the resolutions to be proposed at the Burberry Extraordinary General Meeting.

The Terms of the Demerger are set out in the Demerger Agreement. You are being asked to approve the Demerger Agreement, since it will constitute a related party transaction (for the purposes of the Listing Rules) for Burberry (because GUS is a related party of Burberry, by virtue of the GUS Group's holding of Burberry Shares).

As explained below, John Peace (your Chairman) and David Tyler (one of your Non-Executive Directors) are also directors of GUS (and are therefore not independent for the purposes of this circular). Accordingly, they have not taken part in your Board's consideration of the Demerger and that is why I am writing to you in place of your Chairman.

Completion of the Demerger is subject to the satisfaction of a number of conditions, including the approval of Burberry Shareholders and GUS Shareholders. Subject to the satisfaction of those conditions, it is expected that the Demerger will be completed on 13 December 2005.

2. Background

In May 2004, GUS announced that it would actively review all strategic options for building greater shareholder value for the GUS Group.

Earlier this year, and as a result of that review, GUS announced that it had decided to demerge GUS's interests in Burberry to GUS Shareholders in December 2005. The GUS Group currently holds approximately 65% of the Burberry Shares in issue.

GUS believes that:

- the Demerger enables GUS to release the value of its shareholding in Burberry directly to its shareholders;
- the Demerger simplifies the management of GUS by substantially eliminating the need to deal with Burberry matters, including financial reporting, pensions, taxation and human resources management. Similarly, Burberry management will no longer need to discuss these issues with GUS;
- the Burberry Group has now matured to the degree that it can be a fully autonomous and separate business and there are no longer material benefits for Burberry from being under the umbrella of GUS;
- the Demerger allows the management of GUS to focus on its other businesses, Argos Retail Group and Experian; and
- the Demerger allows GUS Shareholders who retain their demerger entitlement of Burberry Shares to participate directly in Burberry's future.

As explained above, GUS could demerge its Burberry holding to its shareholders without Burberry's involvement. However, Burberry is proposing to put to you a series of resolutions which the Independent Directors believe would (if passed) allow a demerger to be implemented in a manner more beneficial to Burberry and its shareholders. Those benefits include the following.

- The Demerger can be implemented in a more orderly way, with agreed arrangements established between Burberry and GUS for matters such as tax, insurance and transitional services to achieve the final separation of the two groups.
- The negotiation of appropriate transitional and exit terms from the GUS pension schemes.
- Burberry's entitlement to purchase its Preference Shares (currently held by the GUS Group) with an aggregate nominal value of £800,000 for £1, resulting in a net benefit to Burberry.
- The Demerger Agreement contains appropriate non-compete, non-solicitation and intellectual property protections from GUS.

In addition, this route of effecting the Demerger with Burberry's involvement involves no additional third party cost to Burberry as GUS has agreed to pay all of Burberry's third party costs in relation to the Demerger.

3. Implementation

3.1 Terms of the Demerger

The Demerger involves:

- a dividend to effect the Demerger (the *Special Dividend*), which includes a distribution of the Burberry Shares held by GUS, resulting in GUS Shareholders receiving Burberry Shares *pro rata* to their holdings in GUS;
- GUS consolidating its shares (with the aim of ensuring that, subject to normal market movements, the price of GUS Shares immediately after the Demerger should be approximately equal to their price immediately beforehand and allowing the comparability of historic and future financial statistics, such as earnings per share); and
- a Demerger Agreement between Burberry and GUS which deals with matters such as the implementation of the Demerger, separation issues and tax.

If the Demerger becomes effective, GUS Shareholders will receive 305 Burberry Shares for every 1,000 GUS Shares they own, as at the Record Time. Where fractional entitlements to Burberry Shares arise, those fractions will be aggregated, the Burberry Shares concerned will be sold, and each GUS Shareholder with a fractional entitlement will receive a cheque for the proceeds of sale of that entitlement (where the proceeds are £2 or more).

The Demerger is conditional on (among other things) the approval of the Burberry Resolutions at the Burberry Extraordinary General Meeting and the GUS Resolutions at the GUS Extraordinary General Meeting.

3.2 *Demerger Agreement*

In July 2002 and in anticipation of the Burberry IPO, Burberry and GUS entered into the Relationship Agreement. The Relationship Agreement was intended to ensure that Burberry was capable of carrying on its business independently of GUS and that all transactions between them were on an arm's length basis. If the Demerger goes ahead, the Relationship Agreement will cease to apply as the GUS Group will only hold a very small number of Burberry Shares (that number reflecting the balance of Burberry Shares held after applying the Special Dividend ratio).

Following the Burberry IPO, GUS has provided certain services to Burberry on an arm's length basis. If the Demerger goes ahead, the parties have agreed that (subject to certain transitional arrangements) it will no longer be appropriate for GUS to provide such services to Burberry.

Therefore, on 16 November 2005, Burberry and GUS entered into the Demerger Agreement, which sets out how the Demerger will be implemented and the terms on which transitional services will be provided and deals with other matters such as costs and responsibility for certain tax matters.

The material terms of the Demerger Agreement:

- are conditional upon approval from both Burberry Shareholders and GUS Shareholders, the Preference Share Repurchase Contract being entered into (explained in paragraph 3.3 below) and payment of the Special Dividend;
- provide for various existing agreements which manage the relationship between Burberry and GUS (which were put in place at the time of the Burberry IPO) to be terminated, since they will no longer be required;
- provide for the tax indemnity arrangements which were established at the time of the Burberry IPO to continue and for an orderly allocation of certain other potential tax liabilities between Burberry and GUS (and, in particular, certain potential tax liabilities which may arise as a result of or in connection with the Demerger);
- provide that certain tax, insurance and treasury services will be provided by GUS to Burberry on a transitional basis post-Completion; and
- set out the mechanics of the Demerger itself.

The Demerger Agreement aims to facilitate an orderly transition to a fully demerged business, in particular without uncertainty over tax matters or loss of important services. These arrangements between Burberry and GUS have been entered into on (and will be conducted at) arm's length and on normal commercial terms.

The Demerger Agreement will constitute a related party transaction (for the purposes of the Listing Rules) for Burberry because GUS is a related party of Burberry, by virtue of the GUS Group's holding of Burberry Shares. That is the reason why you are being asked to approve the Demerger Agreement.

Burberry and GUS have agreed that GUS will be responsible for all third party costs incurred by Burberry in connection with the Demerger. This responsibility is set out in the Demerger Agreement and is not conditional on the Demerger proceeding.

These costs include the professional and advisory fees which Burberry has incurred in relation to the Demerger, the costs associated with holding the Burberry Extraordinary General Meeting (e.g. the cost of hiring the venue) and the costs of printing and posting this document.

A detailed summary of the Demerger Agreement is set out in Part 1 of this document.

3.3 *Preference Shares*

In addition to its holding of Burberry Shares, the GUS Group also holds all of Burberry's Preference Shares.

Due to the *de minimis* value of that holding of Preference Shares on a per GUS Share basis (and the consequent impracticality and associated administrative costs of distributing those shares to the GUS Shareholders), the GUS Group's holding of Preference Shares will be distributed to a trustee, who will hold those shares on trust for GUS Shareholders. Burberry then intends to repurchase all of the Preference Shares from the Trustee at an aggregate price

In order to facilitate that repurchase, it is necessary to change the terms of the Preference Shares (as explained in paragraph 2 of Part 1 of this document) which will require Burberry Shareholder approval and for Burberry to enter into a contract for the repurchase of the Preference Shares (the *Preference Share Repurchase Contract*). Entry into that contract will also require Burberry Shareholder approval.

No Preference Shares will remain following completion of the purchase under the Preference Share Repurchase Contract and subsequent cancellation of the Preference Shares acquired thereunder.

3.4 *GUS participation*

In order to avoid any conflict of interest and pursuant to the Listing Rules (since the Demerger Agreement will constitute a related party transaction):

(A) GUS has undertaken that:

(i) no member of the GUS Group will vote; and

(ii) it will take all reasonable steps to ensure that its associates will not vote,

on any of the Burberry Resolutions to be put to Burberry Shareholders at the Burberry Extraordinary General Meeting;

(B) John Peace (your Chairman) and David Tyler (one of your Non-Executive Directors) have not taken part in your Board's consideration of the Demerger since they are respectively Group Chief Executive and Group Finance Director of GUS (and they have agreed that they will not cast any votes in respect of their own holdings of Burberry Shares on any of the resolutions to be put to Burberry Shareholders at the Burberry Extraordinary General Meeting); and

(C) the Demerger Agreement has been negotiated by the Independent Directors (rather than the Board as a whole) since it is with GUS.

Whether or not the Demerger proceeds, Burberry and GUS intend that John Peace and David Tyler will remain in their current roles on our Board and Board committees.

3.5 *Share repurchase programme*

As part of its on-going maintenance of an efficient capital structure, Burberry has sought and been granted authority by its shareholders to repurchase shares for cancellation. This repurchase programme is ongoing and Burberry still intends to return a total of £250m to shareholders through share repurchases by the end of March 2006. As at 16 November 2005, Burberry had returned a total of £142.1m to shareholders through share repurchases since the programme began in January 2005.

There is currently an agreement between Burberry and GUS (the *Repurchase Agreement*) whereby Burberry will repurchase Burberry Shares from the GUS Group in certain circumstances (with the aim of ensuring that the proportion of Burberry Shares held by the GUS Group is maintained at a constant level). This is the agreement which was approved at the Annual General Meeting earlier this year.

So that GUS may accurately calculate the entitlement of its shareholders to Burberry Shares in the Demerger, repurchases under the Repurchase Agreement from GUS were suspended on 11 November 2005. However, market repurchases from other Burberry Shareholders may continue throughout the Demerger process and thereafter.

In any event, repurchases from the GUS Group under the Repurchase Agreement will automatically end on Completion, since the GUS Group will only hold a very small number of Burberry Shares (that number reflecting the balance of Burberry Shares held after applying the Special Dividend ratio).

For further details regarding the repurchase arrangements, please see Part 2 of this document.

3.6 *UK taxation*

The Demerger should not have any UK taxation consequences for UK Burberry Shareholders in respect of their pre-Completion holdings of Burberry Shares.

If you also hold GUS Shares, and will therefore receive further Burberry Shares as a result of the Demerger, you will be sent a circular regarding this by GUS. Your attention is drawn to the parts of the GUS Circular which deal with taxation.

Burberry Shareholders who are in any doubt about their taxation position (or who may be subject to tax in any jurisdiction other than the UK) should consult their own professional advisers without delay.

4. Pensions

Approximately 60 Burberry Employees are currently active members of the GUS defined benefit pension scheme. There are also former Burberry Employees who are either deferred members or pensioners of that scheme.

It has been agreed that those active members will remain in the GUS scheme on a transitional basis. Burberry and GUS will agree subsequent pension arrangements for those members in due course. The deferred members and pensioners will remain in the GUS scheme.

Approximately 550 Burberry Employees are currently active members of the GUS defined contribution pension plan. It has been agreed that such employees may continue in that plan until 31 March 2006. Thereafter, Burberry intends to offer its own defined contribution pension arrangements to those employees.

The arrangements relating to pensions (including the indemnity which GUS gives in respect of part of Burberry's liability on ceasing to participate in the GUS defined benefit pension scheme) are contained in the Demerger Agreement.

5. Other matters

Following recent changes to company law concerning the indemnification of directors, your Board is proposing a resolution at the Burberry Extraordinary General Meeting to amend the Articles to reflect these changes. The amendments ensure the that the Burberry Group has the power to indemnify its directors and officers to the greatest extent permitted by law. These amendments do not relate to the Demerger.

Your Board believes that the amendments will help Burberry to attract and retain the best available management by seeking to shield them, where appropriate and only to the extent permitted by law, from the consequences of legal actions. The resolution which proposes these amendments is not conditional on the Demerger resolutions being passed nor are they conditional on it.

6. Burberry Extraordinary General Meeting

The notice convening the Burberry Extraordinary General Meeting for 9.00am on 12 December 2005 is set out at the end of this document.

At the Burberry Extraordinary General Meeting, four resolutions will be proposed:

1. An ordinary resolution that the Demerger Agreement (which will govern the implementation of the Demerger) should (subject to the conditions set out therein) come into full force and effect.

2. A special resolution authorising the making of changes to the Articles. These changes relate to:

   (A) the intended repurchase of the Preference Shares (see further paragraph 2 of Part 1 of this document); and

   (B) the removal of references to GUS and the Relationship Agreement from the Articles, since such references will not be required once the GUS Group no longer owns a material number of Burberry Shares.

3. A special resolution authorising Burberry to enter into a contract (the *Preference Share Repurchase Contract*) whereby it may repurchase all the Preference Shares for an aggregate price of £1, thereby facilitating the Demerger, since it would be impractical to distribute the small value of those shares among GUS Shareholders (see further paragraph 2 of Part 1 of this document).

Since none of the Demerger steps may reasonably be undertaken unless all such steps are authorised, none of the above resolutions will be effective unless each of them is passed (and the GUS Resolutions are passed by GUS Shareholders at the GUS Extraordinary General Meeting). GUS has undertaken that neither it nor any member of the GUS Group will vote on any of the above resolutions.

4. A special resolution authorising the making of further changes to the Articles, so as to ensure that the Burberry Group has the power to indemnify its directors and officers to the greatest extent permitted by law. Such changes are aimed at assisting the attraction and retention of high-calibre directors and officers.

The effectiveness of resolution 4 does not depend on the passing of resolutions 1 to 3 and vice versa. Resolution 4 is being proposed due to the recent changes to the law in this area. GUS (and any member of the GUS Group) may vote on resolution 4.

7. Action to be taken

A Form of Proxy for use by Burberry Shareholders in connection with the Burberry Extraordinary General Meeting accompanies this document.

Whether or not you intend to be present at the Burberry Extraordinary General Meeting, you are requested to complete and sign the Form of Proxy and return it to Lloyds TSB Registrars as soon as possible and, in any event, so as to arrive no later than 9.00am on 10 December 2005.

If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction to Lloyds TSB Registrars, so that it is received by no later than 9.00am on 10 December 2005.

Unless a valid proxy is received by the date and time specified above, it will be invalid. Return of a proxy will not affect your right to attend and vote in person at the Burberry Extraordinary General Meeting if you wish to do so.

Your attention is drawn to Parts 1 and 2 of this document, which provide further information on the matters discussed above.

8. Recommendation

Your Board, which has been so advised by Merrill Lynch and Morgan Stanley, considers the terms of the Demerger Agreement to be fair and reasonable so far as the Burberry Shareholders as a whole are concerned. In giving its financial advice to the Board, each of Merrill Lynch and Morgan Stanley has taken into account the Board's commercial assessment of the Demerger Agreement.

The Board considers that the resolutions set out in the Notice of Extraordinary General Meeting are in the best interests of Burberry Shareholders taken as a whole and recommends you to vote in favour of those resolutions, as the Independent Directors intend to do in respect of their own beneficial holdings, amounting in aggregate to 94,522 Burberry Shares, which represent approximately 0.02% of Burberry's issued ordinary share capital.

As explained above, John Peace (your Chairman) and David Tyler (one of your Non-Executive Directors) are also directors of GUS. Accordingly, they have not taken part in your Board's consideration of the Demerger.

Yours sincerely

Philip Bowman
Senior Independent Non-Executive Director

PART 1
KEY INFORMATION

1. Demerger Agreement

Burberry and GUS entered into the Demerger Agreement on 16 November 2005. The agreement's purpose is to facilitate an orderly separation of Burberry from GUS and to allocate costs incurred as a result of the Demerger between the parties.

(A) Conditionality

The Demerger Agreement is conditional upon:

(i) approval of the Burberry Resolutions by Independent Shareholders;

(ii) approval of the GUS Resolutions by GUS Shareholders;

(iii) Burberry and the Trustee entering into the Preference Share Repurchase Contract; and

(iv) payment by GUS of the Special Dividend.

(B) Existing agreements

In July 2002, as part of the Burberry IPO arrangements, GUS and Burberry entered into a number of agreements which are still in force. Since the time of the Burberry IPO, the Burberry Group has matured to a degree that it is capable of being autonomous and many of these arrangements are no longer required.

Consequently, the Demerger Agreement expressly terminates the Relationship Agreement, the Services Agreement, the Tax Sharing Agreement and the Repurchase Agreement (each summarised below in paragraph 3 of Part 2 of this document) with effect from Completion (many of which would automatically terminate as a consequence of the Demerger in any event).

(C) Tax matters

It is provided in the Demerger Agreement that the Tax Indemnity (which was entered into in connection with the Burberry IPO) will continue notwithstanding the Demerger.

The Tax Indemnity (which is summarised below in paragraph 3 of Part 2 of this document) contains indemnities from GUS in favour of Burberry in relation to the period or events before the Burberry IPO and in respect of certain tax liabilities that are properly liabilities of the GUS Group.

In addition to providing that the Tax Indemnity will continue, the Demerger Agreement provides for the allocation of certain further tax liabilities between GUS and Burberry as follows:

(i) subject to certain exclusions, GUS covenants to pay to the Burberry Group an amount equal to certain de-grouping liabilities (if any) arising as a result of the Demerger;

(ii) GUS also covenants to pay to the Burberry Group an amount equal to certain tax liabilities which are properly liabilities of the GUS Group being imposed on a member of the Burberry Group;

(iii) Burberry covenants to pay to the GUS Group an amount equal to certain tax liabilities which are properly liabilities of the Burberry Group being imposed on a member of the GUS Group;

(iv) GUS covenants to Burberry that it and the GUS Group will not make any "chargeable payment" within the meaning of section 214 of the Income and Corporation Taxes Act 1988; and

(v) Burberry covenants to GUS that it and the Burberry Group will not make any chargeable payment (as defined in paragraph (iv) above).

The parties' potential liability under these provisions is subject to certain exclusions, financial limits and time limits.

(D) *Services*

Following the Demerger, although the existing Services Agreement will be terminated, GUS has agreed to provide certain tax, insurance and treasury services to Burberry for a transitional period.

Each of the services are to be provided for differing lengths of time, but all of the services will generally come to an end within two years of Completion. GUS has agreed that the services will be provided to a standard which is at least as good, in terms of quality, time and efficiency, as were provided to Burberry by GUS before the Demerger.

Whether or not the Demerger proceeds, Burberry and GUS intend that John Peace and David Tyler will remain in their current roles on our Board and Board committees.

The fees payable by Burberry to GUS for all of these services will be on arm's length terms but will in practice be *de minimis*.

(E) *Pensions*

Members of the Burberry Group will continue to participate in:

(i) the GUS defined contribution pension plan until 31 March 2006 or such earlier date as HM Revenue & Customs may require or is agreed by Burberry and GUS; and

(ii) the GUS defined benefit pension scheme until 31 December 2007 or such earlier date as HM Revenue & Customs or Burberry may require.

Such right of continued participation is only applicable to employees or former employees of members of the Burberry Group who are existing members of the scheme or plan, as applicable.

Burberry and GUS will agree subsequent pension arrangements for these members in due course.

During continued participation in the GUS defined benefit scheme, the Demerger Agreement contains provisions which seek to ensure minimal cross subsidy between the Burberry and GUS Groups by reason of benefit improvements and/or salary increases granted by either Burberry or GUS. The Demerger Agreement seeks to provide appropriate protections for both Burberry and GUS during the continued participation in the scheme.

The Demerger Agreement also provides that if the eventual withdrawal of members of the Burberry Group from the GUS defined benefit scheme takes place on or before 31 December 2007, Burberry must procure payment of the first part of any debt which arises under section 75 or 75A of the Pensions Act 1995. GUS indemnifies Burberry against the rest of such debt. The first part is the amount up to £1.25m, or if the debt is less than it otherwise might have been by reason of members transferring their benefits to a new arrangement of Burberry, this £1.25m figure shall be reduced *pro rata*.

While the Burberry Group participates in the GUS defined benefit scheme, it will remain liable for all of the deficit in the scheme if the other employers (GUS and other members of the GUS Group) were to become insolvent. The deficit in the scheme was, at the last valuation, approximately £80m on a wind-up basis.

(F) *Costs*

The Demerger Agreement provides that GUS will be responsible for all third party costs incurred by Burberry in connection with the Demerger. This responsibility is not conditional on the Demerger proceeding.

These costs include the professional and advisory fees which Burberry has incurred in relation to the Demerger, the costs associated with holding the Burberry Extraordinary General Meeting (e.g. the cost of hiring the venue) and the costs of printing and posting this document.

(G) *Miscellaneous provisions*

The Demerger Agreement provides that Burberry participants in the GUS Medical Plan will continue to be beneficiaries for the purposes of that plan until 31 March 2006 but will thereafter (except for a small group of retired employees) cease to participate.

Following the Demerger GUS shall reimburse Burberry for certain costs associated with separating the insurance arrangements of the Burberry and GUS Groups. The amount of these costs will be *de minimis*.

In addition, Burberry will use all reasonable endeavours (without being obliged to incur third party costs) to procure that GUS is released from its obligations as surety under a lease of a property let by Burberry in New Bond Street for a period of 30 years from 20 March 2000. Burberry has indemnified GUS in respect of its surety obligations under this lease.

The Demerger Agreement also contains a 12 month non-compete provision given by GUS to Burberry and a two year non-solicitation of employees provision (given by GUS to Burberry and vice-versa).

(H) *Demerger mechanics*

The Demerger Agreement also sets out the Demerger mechanics, as explained in this document.

(I) *Other provisions*

The Demerger Agreement also contains other provisions, customary for an agreement of this sort.

2. Preference Shares

It is necessary for the Preference Shares to be made irredeemable and for GUS to distribute the Preference Shares in order to ensure that the Demerger is treated as an exempt distribution for the purposes of section 213 of the Income and Corporation Taxes Act 1988.

Due to the *de minimis* value of the Preference Shares that would otherwise be received by each GUS Shareholder and the consequent impracticality and associated administrative costs of distributing such shares, Burberry and GUS have agreed that, subject to the approval of the Demerger Agreement (and related matters), the following steps should be taken in relation to the Preference Shares:

(A) subject to the approval of Burberry Shareholders at the Burberry Extraordinary General Meeting and the receipt of Preference Shareholder Consent (consent being required because the following constitutes a variation of Preference Share class rights), the Articles will be amended so that:

(i) the Preference Shares are made irredeemable; and

(ii) Burberry is given a right to repurchase all the Preference Shares for a price of £1 in aggregate;

(B) subject to the prior approval of Burberry Shareholders, the Preference Share Repurchase Contract is entered into between Burberry and the Trustee, whereby Burberry will be entitled to repurchase the Preference Shares from the Trustee for a price of £1 in aggregate;

(C) the Preference Shares will be transferred from GUS Holdings Limited to GUS;

(D) the Preference Shares will be distributed to the Trustee (who will hold them on trust for the GUS Shareholders on the terms of the Trust Deed); and

(E) Burberry then intends to repurchase the Preference Shares from the Trustee for the price of £1 in aggregate and cancel them (and expects to do so within one month of Completion).

As at 16 November 2005 (the latest practicable date prior to the publication of this document), Burberry has:

(i) no warrants outstanding over any of its equity shares;

(ii) options outstanding to subscribe for 4,572,507 Burberry Shares (equal to 0.97% of the Burberry Shares which are in issue); and

(iii) no options outstanding to subscribe for any other of its equity shares.

The percentage referred to in paragraph (ii) above will not change after the repurchase of the Preference Shares.

3. Overseas shareholders

3.1 US

Burberry Shares are only admitted to trading on the London Stock Exchange's market for listed securities and, immediately following the Demerger, will continue to be admitted to trading only on such market. In the US, Burberry is exempt from the reporting requirements under the US Exchange Act, by reason of Rule 12g3-2(b) promulgated thereunder and, immediately following the Demerger, will continue to rely on such exemption.

3.2 *Other jurisdictions*

Any person outside the UK, who is resident in, or who has a registered address in or is a citizen of, an overseas territory and who has received this document, should consult his professional advisers and satisfy himself as to the full observance of the laws of the relevant territory in connection therewith.

The implications of the Demerger for overseas shareholders may be affected by the laws of their jurisdiction. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

PART 2
ADDITIONAL INFORMATION

1. Directors

The Directors and their roles are as follows:

John Peace*	Chairman
Rose Marie Bravo	Chief Executive
Stacey Cartwright	Chief Financial Officer
Philip Bowman	Senior Independent Non-Executive Director
Guy Peyrelongue	Non-Executive Director
Caroline Marland	Non-Executive Director
David Tyler*	Non-Executive Director

*(*Non-Independent Directors.)*

The business address of all the Directors is 18-22 Haymarket, London SW1Y 4DQ.

2. Major interests in shares

In so far as it is known to the Company, the following persons are directly or indirectly interested in 3% or more of the Burberry Shares (excluding Burberry Shares held by the Company as treasury shares) as at the date of this document:

	Number of Burberry Shares	% of Burberry Shares
GUS Holdings Limited	306,696,704	65
Janus Capital Management LLC	21,169,557	4.49

As at the date of this document, GUS Holdings Limited holds all the Preference Shares which are in issue (being 1,600,000,000 such shares).

3. Material Contracts

The only contracts (other than contracts in the ordinary course of business) which have been entered into by the Burberry Group either:

(1) within the two years immediately preceding the date of this document and which are, or may be, material to the Burberry Group; or

(2) which contain provisions under which any member of the Burberry Group has an obligation or entitlement which is material to the Burberry Group as at the date of this document, are the following contracts:

(A) Demerger Agreement

The Demerger Agreement is summarised in paragraph 1 of Part 1 of this document.

(B) Relationship Agreement

On 11 July 2002, the Company entered into the Relationship Agreement with GUS. The Relationship Agreement was designed to ensure that the Company is capable of carrying on its business independently of GUS (and any associate of GUS) and that all transactions and relationships between Burberry and GUS are at arm's length and on a normal commercial basis even though the Company continued to be a subsidiary of GUS following Admission. The rights and obligations of GUS under the Relationship Agreement depend on the percentage of Burberry Shares held by the GUS Group.

The Relationship Agreement continues until the GUS Group ceases to hold at least 15% of Burberry Shares (a *Minimum Shareholding*).

If the GUS Group holds the Minimum Shareholding, then under the Relationship Agreement:

- GUS agreed to procure, so far as it reasonably could, that the Company's independence in accordance with the Listing Rules is maintained and that the majority of the non-executive directors on the Board are unconnected with and independent of both the GUS Group and the Company, except for their non-executive directorships of the Company;

- GUS agreed to procure, so far as it reasonably could, that two-thirds of the Company's executive directors must be independent of the GUS Group, except for their executive directorships with the Company;

- GUS is entitled to nominate one of the Directors;

- GUS agreed to procure, so far as it reasonably could, that all transactions and relationships between the Burberry Group and the GUS Group are conducted at arm's length and on a normal commercial basis; and

- the Directors shall not be entitled to vote at meetings of the Board on matters in which they have a conflict of interest as a result of being directors or officers of any members of the GUS Group (other than their directorships or officerships with the Company and any members of the Burberry Group).

In addition, the Company agreed to provide certain legal and regulatory information to GUS.

For so long as the GUS Group holds 30% or more of Burberry Shares (a *Controlling Shareholding*), in addition to the terms described above that apply where the GUS Group holds a Minimum Shareholding:

- GUS may appoint up to one-third of the Directors;

- the Company would provide GUS with information at specified times, including management accounts, board minutes and press releases; and

- GUS agreed to use its best endeavours to procure that neither it nor any member of the GUS Group takes any action (or omits to take any action) which could prejudice the Company's listing on the Official List.

For so long as the GUS Group holds 50% or more of Burberry Shares, in addition to the terms described above that apply where the GUS Group holds a Controlling Shareholding:

- GUS has the right to appoint the chairman of the Board; and

- the Company will provide GUS with its business plan within a certain amount of time after the approval of the plan by the Board.

Since the GUS Group will only hold a very small number of Burberry Shares after Completion (that number reflecting the balance of Burberry Shares held after applying the Special Dividend ratio), GUS will no longer have any rights or obligations under the Relationship Agreement (save for any accrued rights and obligations as at Completion).

Termination of the Relationship Agreement (with effect from Completion, and without prejudice to any accrued rights and obligations thereunder) will be formally confirmed by the Demerger Agreement.

(C) *Services Agreement*

On 11 July 2002, the Company entered into the Services Agreement with GUS, under which GUS agreed to provide certain management and other services to the Burberry Group.

Those services were certain tax services, pension services, insurance services, certain administrative services (including share scheme services), health benefits, accounting and company secretarial services for an Italian company, property database services, office space and equipment for an Irish partnership, treasury services and cash management services.

GUS agreed that the services would be at least as good, in terms of quality, time and efficiency, as it provided to the Burberry Group immediately before the date of the agreement and would be substantially the same as any similar services provided to the GUS Group.

The services were to be provided for an initial period (expiring on 31 March 2003) and were then subject to annual review. Certain services continue to be provided. However, the scope of the services required has declined, such that the Services Agreement will be terminated with effect from Completion (without prejudice to any accrued rights and obligations thereunder) and the Burberry Group will only require the provision of a limited range of transitional services from GUS (the terms for the provision of which are documented in the Demerger Agreement - see further paragraph 1 of Part 1 of this document).

In return for the services provided by the GUS Group, the Company paid a fee in respect of each service including the following annual fees: £24,000 for taxation services, £25,000 for insurance services, £20,000 for human resources services and, in relation to treasury services, a range of fees depending on the function, including transaction fees of 0.025% on foreign exchange transactions and a contribution towards the use of GUS treasury systems. The fee for each of the services is reviewed on an annual basis.

(D) *Tax Indemnity*

On 11 July 2002, Burberry entered into the Tax Indemnity with GUS under which GUS agreed to indemnify Burberry against unprovided for tax liabilities and certain related costs and expenses incurred by Burberry or other members of the Burberry Group in respect of:

(i) transactions effected, and profits earned, accrued or received on or before Admission;

(ii) specified previous restructurings of the Burberry Group;

(iii) degrouping charges arising in respect of the transfer of assets by a member of the GUS Group to a member of the Burberry Group before Admission should Burberry leave the GUS Group; and

(iv) tax which is primarily a liability of the GUS Group but which it has failed to discharge.

The indemnities provided by the GUS Group are subject to a number of exclusions, financial limits and time limits. Among other exclusions, there are exclusions for sales and payroll taxes, since these have been the responsibility of the Burberry Group. There are also exclusions for certain tax liabilities which relate to facts or circumstances of which the Directors or managers are, or should reasonably have been, aware prior to Admission and of which GUS was unaware.

The indemnities, including in relation to the specified previous restructurings, do not cover taxation by reference to profits earned, accrued or received in respect of periods ending after Admission and are subject to exclusions for certain voluntary actions of Burberry after Admission and for taxation which arises in the ordinary course of normal trading activities. The Tax Indemnity also includes provisions dealing with claims, time limits, the conduct of the tax affairs for UK corporation tax-paying entities in the Burberry Group and recoveries from third parties.

Burberry agreed to indemnify GUS against tax payable by GUS or its subsidiaries which is primarily a liability of Burberry but which Burberry has failed to discharge, and certain related costs and expenses.

(E) *Tax Sharing Agreement*

On 11 July 2002, Burberry entered into the Tax Sharing Agreement with GUS. This enabled members of the GUS Group and members of the Burberry Group to surrender certain tax losses to members of the other group (if the relevant member of the other group agrees to the surrender) and in consideration for each such surrender, a payment would be made which would be not less than the corporation tax rate for that period multiplied by the amount of the loss multiplied by 95%.

Under the terms of the Demerger Agreement, the Tax Sharing Agreement will be terminated on Completion (without prejudice to any accrued rights and obligations thereunder).

(F) *Repurchase Agreement*

The Repurchase Agreement is summarised in paragraph 3.5 of the letter from the Senior Independent Non-Executive Director of Burberry. Further information regarding the Repurchase Agreement is as follows.

(i) Following a review of its capital structure, Burberry announced in November 2004 that it would return excess capital to shareholders by implementing a share repurchase programme that would enable participation by Burberry Shareholders as well as maintaining the level of ownership in Burberry by the GUS Group.

(ii) The repurchase programme comprises two elements:

(a) repurchases of Burberry Shares on the London Stock Exchange; and

(b) repurchases made off-market from the GUS Group under the Repurchase Agreement.

On-market repurchases by Burberry automatically trigger corresponding repurchases from the GUS Group so as to maintain the GUS Group's percentage ownership in Burberry at the same level as it held prior to such on-market repurchases. The price paid for the shares purchased from the GUS Group is the average price paid in the corresponding market purchase.

(iii) Following the necessary Burberry Shareholder approvals, the predecessor agreement to the Repurchase Agreement was entered into and repurchases commenced in January 2005. Burberry repurchased and subsequently cancelled 14,715,588 Burberry Shares during the financial year to 31 March 2005 at an aggregate cost of £58.4m. As at 31 March 2005, a further 870,030 Burberry Shares had been repurchased at a total cost of £3.6m and which were cancelled after 31 March 2005.

(iv) At the 2005 Annual General Meeting, Burberry Shareholders renewed the general authority for on-market purchases and approved a new agreement for off-market purchases from the GUS Group (the *Repurchase Agreement*).

(v) As at 16 November 2005 (the latest practicable date prior to the publication of this document), Burberry had repurchased 20,027,612 Burberry Shares at an aggregate cost of £80.1m since 1 April 2005.

(vi) Pursuant to the terms of the Repurchase Agreement, Burberry suspended off-market purchases from the GUS Group on 11 November 2005 (however, on-market repurchases may continue throughout the Demerger process and thereafter). If the Demerger proceeds, the GUS Group will only hold a very small number of Burberry Shares (that number reflecting the balance of Burberry Shares held after applying the Special Dividend ratio) and that agreement will automatically terminate. If the Demerger does not proceed, that agreement will continue and Burberry may resume off-market purchases from the GUS Group.

(G) Facility Agreement

On 30 March 2005, the Company entered into a facility agreement with Barclays Capital, HSBC Bank plc, Lloyds TSB Bank plc – Capital Markets, The Royal Bank of Scotland plc and Société Générale (as lenders) and with HSBC Bank plc acting as agent (the *Facility Agreement*).

The facility provided under the Facility Agreement is a revolving credit facility of an amount of up to £200,000,000 to be provided to the Company and Burberry Limited (UK) and each other subsidiary of the Company which accedes to the Facility Agreement (the *Facility*). It may be used for the general corporate purposes of each borrower and has a maturity date of 30 March 2010.

Provisions as regards drawdown, repayment (including early voluntary repayment, mandatory prepayment and cancellation) and timing for payment of interest customary for a facility of this type are included in the Facility Agreement.

The interest rate for borrowings under the Facility is variable and is determined on the basis of a margin of 0.325% per annum plus the London Interbank Offered Rate (LIBOR) per annum (as calculated in accordance with the Facility Agreement) plus the mandatory costs of the lenders (if any) (as calculated in accordance with the Facility Agreement, as explained below). Interest in the event of the borrowers' default is payable at a rate which is 1% higher than the rate which would have ordinarily applied to the relevant borrowing.

As is customary in such agreements, there are detailed provisions in the Facility Agreement regarding the calculation of mandatory costs. The mandatory costs are an amount charged in addition to the interest rate to compensate the lenders for the cost of compliance with: (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

Mandatory costs are not capped, but are controlled in accordance with the provisions of a formula or other terms of the Facility Agreement. Broadly, in the case of a United Kingdom lender, the result of that formula depends on the percentage of each lender's eligible liabilities which it is required to maintain as an interest free cash ratio deposit at the Bank of England, the rate of interest payable under the Facility Agreement, the percentage of its eligible liabilities which each lender is required to maintain as an interest bearing special deposit with the Bank of England (and the rate of interest thereon) and the amount of fees payable by lenders to the Financial Services Authority.

Broadly, in the case of lenders from European member states which participate in the Euro, mandatory costs depend on the cost of complying with the minimum reserve requirements of the European Central Bank.

HSBC Bank plc (as the co-ordinator of the Facility) has been paid an arrangement fee by the Company. The Company is also paying the lenders a commitment fee and HSBC Bank plc an agency fee (the commitment fee is only payable on the amount of the Facility not drawn down during any interest period). The amounts and timings of payment of such fees are on market terms and are standard for facilities of this type. For each day on which the aggregate amount of all borrowings under the Facility Agreement exceeds half of the total commitments of the lenders, the Company is obliged to pay the lenders a utilisation fee (being 0.05% per annum on such excess).

The Facility Agreement contains various representations, warranties and undertakings including certain restrictions on the manner in which the Company and certain of its subsidiaries can conduct their business and certain financial ratio covenants, including guarantor and interest cover. It contains a number of customary default clauses. If there is an event of default (as defined therein) and the default, if capable of being cured, is not cured within the specified period, the lenders may require that any loans under the Facility Agreement be repaid in full immediately.

Although the Facility is unsecured, the Company, Burberry Limited, Burberry (Spain), S.A. and Burberry Asia Limited have guaranteed the performance of the borrowers' obligations under the Facility Agreement.

(H) Burberry Spain and MyC acquisitions

On 30 June 2000, an agreement was entered into regarding two related acquisitions:

- agreement to sell Burberry (Spain) S.A. (*Burberry Spain*), the Company's former licensee in Spain, between the former shareholders and certain key executives of Burberry Spain and companies associated therewith (the *Spain Vendors*), GUS International Holdings B.V. (*BV*) and Burberry Limited; and

- agreement to sell Mercader y Casadevall S.A. (*MyC*) between the former shareholders and certain key executives of MyC and companies associated therewith (the *MyC Vendors*), BV and Burberry Limited.

As explained above, the vendors in relation to the first of these two acquisitions were the Spain Vendors. The Spain Vendors are Anteridion Consultadoria e Investimentos, Lda; Carnival Servicos e Investimentos, Lda; Cerceta Trading, Lda; Tamborim Servicos, Lda; Gineto Trading, Lda; Albel, S.A.; and Juan Mercader Fortuny. In relation to the second of these two acquisitions, the vendors were the MyC Vendors, who are the same persons as the Spain Vendors, save that Jorge Mercader Esplugas was an additional vendor.

The consideration for the sale of the shares in Burberry Spain and MyC was Euro 209,392,617, which sum could be increased in accordance with earn-out provisions and is subject to adjustment, as explained below.

Payment of Euro 146,574,832 was made directly to the Spain Vendors and the MyC Vendors at completion on 30 June 2000. The rest of the consideration (excluding the earn-out) was paid into an escrow account at completion.

The earn-out operates by reference to the profits of Burberry Spain, MyC and the UK wholesale business of Burberry for the five financial years ending on 31 March 2005. If profits during that period are below £240,800,000, no payments are to be made under the earn-out. If profits during that period are equal to or exceed £240,800,000 up to £267,500,000, a payment up to Euro 20,939,262 is made. If profits exceed £267,500,000, a further payment up to Euro 20,939,262 is made. The amount of the earn-out is paid to the Spain Vendors and MyC Vendors on determination.

Of that part of the consideration paid into the escrow account, subject to warranty claims and whether certain employees are still in the employment of a member of Burberry Group or not, Euro 20,939,262 was to be (and was) released in 2002 and Euro 41,878,523 was to be released in 2005. Of the amount due to be released in 2005, approximately Euro 36,000,000 (plus accrued interest of approximately Euro 1,800,000) has been released, with the balance of approximately Euro 6,000,000 being retained in respect of potential tax liabilities.

Certain of the Spain Vendors and MyC Vendors have assigned their aforementioned rights and obligations to various third parties associated with them.

The obligations of BV under the agreement were guaranteed by Burberry Limited and the rights and obligations of BV under the agreement and the escrow agreement were assigned to Burberry (Spain) Holdings S.L.

4. Litigation and arbitration

Other than as disclosed in the following paragraph, no member of the Burberry Group is or has been engaged in nor, so far as the Company is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Burberry Group's financial position.

Burberry Limited granted a licence to Safilo in respect of eyewear in 1994. The licence expires on 31 December 2005. Safilo did not accept the terms of a new licence which Burberry offered it for a period from 1 January 2006. In October 2005, Burberry entered into a licence with Luxottica srl for eyewear for a ten year period from 1 January 2006. Safilo has alleged in correspondence that it has a right of first refusal in respect of any licence for eyewear from 1 January 2006. It is possible that Safilo might make a claim for damages or an account of profits for alleged breach of contract, although no proceedings have been commenced. Accordingly, Burberry is not aware of what the quantum of any such claim might be. Burberry intends to defend any such claim vigorously, which (on legal advice) it considers to be without merit.

5. Significant change

There has been no significant change in the financial or trading position of the Burberry Group since 30 September 2005, the date to which the Burberry Group's most recent unaudited interim financial information has been published.

6. Consents

Each of Merrill Lynch and Morgan Stanley has given, and has not withdrawn, its consent to the issue of this document with the inclusion herein of its name and references to it in the form and context in which they are included.

7. Costs

The Demerger Agreement provides that GUS will be responsible for all third party costs incurred by Burberry in connection with the Demerger. This responsibility is not conditional on the Demerger proceeding.

These costs include the professional and advisory fees which Burberry has incurred in relation to the Demerger, the costs associated with holding the Burberry Extraordinary General Meeting (e.g. the cost of hiring the venue) and the costs of printing and posting this document.

8. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of publication of this document until the close of the Burberry Extraordinary General Meeting at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and at the registered office of the Company:

(A) this document (including the Notice of Extraordinary General Meeting);

(B) the Company's Memorandum of Association;

(C) the Articles (in their current form);

(D) the Articles (in the form they will be in should all the amendments to be tabled at the Burberry Extraordinary General Meeting be approved);

(E) the Material Contracts;

(F) the Trust Deed;

(G) the consents referred to in paragraph 6 above; and

(H) the draft Preference Share Repurchase Contract.

Items (B), (C), (D) and (H) will also be on display at the Burberry Extraordinary General Meeting.

DEFINITIONS

The following definitions apply throughout this document, except where the context otherwise requires:

Act	the Companies Act 1985 (as amended);
Admission	the admission of Burberry Shares to the Official List and their admission to trading on the London Stock Exchange (both on 18 July 2002) in connection with the Burberry IPO;
Annual General Meeting	the annual general meeting of the Company held on 14 July 2005;
Articles	the articles of association of Burberry;
associates	has the meaning given to it by the Listing Rules;
Board	the board of directors of Burberry;
Burberry	the Company or, where the context so requires, the Burberry Group;
Burberry Employees	the employees of the Burberry Group;
Burberry Group	the Company, its subsidiaries and subsidiary undertakings;
Burberry IPO	the global offer of 112,359,600 Burberry Shares made in 2002 at a price of 230 pence per share, and the associated admission to the Official List and to trading on the London Stock Exchange of Burberry Shares;
Burberry Resolutions	the first three resolutions to be proposed at the Extraordinary General Meeting of Burberry, as set out in the Notice of Extraordinary General Meeting;
Burberry Share Register	the register of members of Burberry;
Burberry Shareholders	registered holders of Burberry Shares;
Burberry Shares	ordinary shares of 0.05 pence each in the capital of the Company;
Company	Burberry Group plc, a company registered in England and Wales with registered number 03458224 and having its registered office at 18-22 Haymarket, London SW1Y 4DQ;
Completion	completion of the Demerger, being the point at which: (i) the GUS Shareholders are registered by Burberry as being the owners of the Burberry Shares which are the subject of the Demerger; and (ii) the Trustee is registered by Burberry as being the owner of the Preference Shares;
CREST	the UK-based system for the paperless settlement of trades in securities and the holding of uncertificated securities, of which CRESTCo is the operator;
CRESTCo	CRESTCo Limited, the operator of CREST;
Demerger	the intended demerger of GUS's interests in Burberry to GUS Shareholders by way of dividend *in specie* as described in this document;
Demerger Agreement	the demerger agreement dated 16 November 2005 between Burberry and GUS;
Directors	the directors of Burberry;

Extraordinary General Meeting	as the context requires, either: (i) the extraordinary general meeting of Burberry Shareholders to which the Notice of Extraordinary General Meeting relates; or (ii) the extraordinary general meeting of GUS Shareholders which is to be convened for the purpose of considering, and if thought fit passing, resolutions relating to the Demerger;
Facility	has the meaning given to it in paragraph 3 of Part 2 of this document;
Facility Agreement	has the meaning given to it in paragraph 3 of Part 2 of this document;
Form of Proxy	the form of proxy accompanying this document, for use in connection with the Extraordinary General Meeting of Burberry;
FSA	the Financial Services Authority;
GUS	GUS plc, a company registered in England and Wales with registered number 00146575 and having its registered office at One Stanhope Gate, London W1K 1AF;
GUS Circular	the circular issued by GUS regarding the Demerger;
GUS Group	GUS, its subsidiaries and subsidiary undertakings (other than any member of the Burberry Group);
GUS Resolutions	each of the resolutions to be considered at the Extraordinary General Meeting of GUS, as set out in the notice of that meeting;
GUS Shareholders	registered holders of GUS Shares;
GUS Shares	ordinary shares in the capital of GUS;
Independent Directors	the directors of Burberry other than John Peace and David Tyler (who are not independent for the purposes of this circular);
Independent Shareholders	Burberry Shareholders, other than any member of the GUS Group;
Listing Particulars	the listing particulars which were issued by Burberry in connection with the Burberry IPO;
Listing Rules	"The Listing Rules Sourcebook" annexed to the Listing Rules Instrument 2005 made by the board of the FSA on 16 June 2005 (as amended);
Lloyds TSB Registrars	Burberry's registrars, and a trading name of Lloyds TSB Bank plc;
London Stock Exchange	London Stock Exchange plc;
Material Contracts	the contracts listed in paragraph 3 of Part 2 of this document;
Merrill Lynch	Merrill Lynch International;
Morgan Stanley	Morgan Stanley & Co. International Limited;
Non-Independent Directors	John Peace and David Tyler, being the Directors who are also directors of GUS;
Notice of Annual General Meeting	the notice of the Annual General Meeting, dated 14 June 2005;
Notice of Extraordinary General Meeting	the notice of extraordinary general meeting set out in this document;
Official List	the Official List of the UKLA;
Preference Share Repurchase Contract	the contract to be entered into by Burberry and the Trustee, if (among other things) the Burberry Resolutions are passed;
Preference Shareholder	the registered holder of the Preference Shares;

Preference Shareholder Consent	the consent in writing of the Preference Shareholder to the variation of the Preference Share class rights contemplated in the Notice of Extraordinary General Meeting becoming effective;
Preference Shares	preference shares of 0.05 pence each in the capital of the Company;
Record Time	the time for calculation of entitlements under the Demerger, proposed to be 7.00am on 13 December 2005 (or such other time and date as the directors of GUS (or any duly authorised committee of them) may determine);
Relationship Agreement	the relationship agreement dated 11 July 2002 between Burberry and GUS (in anticipation of the Burberry IPO);
Repurchase Agreement	the New GUS Agreement (as defined in the Notice of Annual General Meeting), being an agreement dated 14 July 2005 between Burberry and GUS for the off-market repurchase of Burberry Shares by the Company in certain circumstances;
Services Agreement	the services agreement dated 11 July 2002 and made between Burberry and GUS (in anticipation of the Burberry IPO);
Shareholder	reference to shareholder (without any name before it) means a Burberry Shareholder;
Special Dividend	the dividend *in specie* proposed to be paid to GUS Shareholders to effect the Demerger;
subsidiaries	has the meaning given to it in the Act;
subsidiary undertakings	has the meaning given to it in the Act;
Tax Indemnity	the tax indemnity dated 11 July 2002 between Burberry and GUS;
Tax Sharing Agreement	the tax sharing agreement dated 11 July 2002 between Burberry and GUS;
Trust Deed	the trust deed dated 17 November 2005 between GUS and the Trustee pursuant to which the Trustee will hold the Preference Shares on trust for the GUS Shareholders;
Trustee	means The Law Debenture Trust Corporation p.l.c.;
UK	the United Kingdom of Great Britain and Northern Ireland;
UK Burberry Shareholders	holders of Burberry Shares before Completion (other than any member of the GUS Group) who are resident or, in the case of individuals, ordinarily resident in the UK for UK tax purposes at all relevant times, who are absolute beneficial owners of their Burberry Shares and who hold their Burberry Shares as an investment (and who are not dealers, collective investment schemes or persons who are regarded as having acquired their Burberry Shares by reason of their office or employment);
UKLA	the FSA acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, including, where the context so requires, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated;
US	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia; and
US Exchange Act	the US Securities Exchange Act of 1934 (as amended).

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Burberry Group plc will be held at the Millennium Hotel, Grosvenor Square, London W1K 2HP on 12 December 2005 at 9.00am for the purpose of considering and, if thought fit, passing the following resolutions respectively as ordinary and special resolutions of the Company.

ORDINARY RESOLUTION

1. That subject to and conditional upon:

   (A) the second and third resolutions set out in this notice being passed; and

   (B) each of the GUS Resolutions being passed,

   the Demerger Agreement be and is hereby approved, and the Directors (or any duly authorised committee of them) be and are hereby authorised to carry the same into effect and to make such non-material amendments to the Demerger Agreement or any documents relating thereto as they (or any duly authorised committee of them) shall deem necessary or appropriate.

SPECIAL RESOLUTIONS

2. That subject to and conditional upon:

   (A) the first and third resolutions set out in this notice being passed;

   (B) each of the GUS Resolutions being passed; and

   (C) Preference Shareholder Consent being received by the Company,

   the Articles be amended as set out in paragraphs 1 and 2 of the attached Appendix in order to:

   (i) facilitate the intended repurchase of the Preference Shares; and

   (ii) to remove references to GUS and the Relationship Agreement from the Articles (such references no longer being required once GUS no longer owns any Burberry Shares).

3. That subject to and conditional upon:

   (A) the first and second resolutions set out in this notice being passed;

   (B) each of the GUS Resolutions being passed; and

   (C) Preference Shareholder Consent being received by the Company,

   the terms of an agreement between the Company and Trustee for the purchase out of distributable reserves by the Company from the Trustee of all of the Preference Shares which are in issue (being 1,600,000,000 preference shares of 0.05 pence each) (as set out in the draft Preference Share Repurchase Contract) be and are hereby approved and the Company be and is hereby authorised to enter into and complete the Preference Share Repurchase Contract, provided that the authority granted by this resolution shall expire on the day which is 18 months after the date on which this resolution was passed.

4. That the Articles be amended as set out in paragraph 3 of the attached Appendix to update the provisions of the Articles relating to the indemnification of directors and officers of Burberry and other members of the Burberry Group.

Words and expressions defined in the circular to Burberry Shareholders dated 18 November 2005 shall have the same meaning when used in the above resolutions.

By order of the Board

Michael Mahony
General Counsel and Secretary

Dated 18 November 2005

Notes:

(1) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 6.00pm on 10 December 2005 or, if the Extraordinary General Meeting is adjourned, in the register of members as at 6.00pm two days before the adjourned meeting, shall be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of Burberry Shares registered in their name at the relevant time.

Changes to entries on the register of members after 6.00pm on 10 December 2005 or, if the Extraordinary General Meeting is adjourned, as at 6.00pm two days before the adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Extraordinary General Meeting.

(2) A member entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy or proxies to attend and, on a poll, to vote in his or her place. A proxy need not be a member of the Company. The return of a proxy will not preclude members entitled to attend and vote at the Extraordinary General Meeting (or at any adjournment thereof) from doing so in person if they wish to do so.

(3) To be valid, an appointment of proxy must be returned using one of the following methods:

(i) by sending the enclosed Form of Proxy (together, if appropriate, with the power of attorney or other written authority under which it is signed or an office copy or a certified copy of such power or authority) to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL; or

(ii) in the case of CREST members, by using a CREST electronic proxy appointment,

and, in either case, the appointment of proxy (together with any relevant power/authority) must be received (or, in the case of the appointment of a proxy through CREST, retrieved by enquiry to CREST in the manner prescribed by CREST) by Lloyds TSB Registrars not later than 48 hours before the time appointed for holding the Extraordinary General Meeting.

(4) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting and any adjournment of the Extraordinary General Meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a *CREST proxy instruction*) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his or her CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(5) The definitions set out in the circular (which is contained in this document with this notice) shall apply in this notice, except where the context otherwise requires.

APPENDIX

CHANGES TO ARTICLES

These are the proposed changes referred to in the second and fourth resolutions set out in the Notice of Extraordinary General Meeting dated 18 November 2005.

An amended and restated version of the Articles incorporating the changes will be initialled by the Secretary for the purposes of identification, and filed at Companies House, should the changes be adopted.

1. Repurchase of the Preference Shares

The following changes are required in order to facilitate the repurchase of the Preference Shares:

(A) in Article 2, in the definition of "Preference Shares", the substitution of the word "Irredeemable" for the word "Redeemable";

(B) in Article 2, the deletion of the definition of "Redemption Date";

(C) in Article 9.4 (Redemption), the deletion of Articles 9.4.1 to 9.4.9, and the insertion (in their place) of the sentence "The Preference Shares are not redeemable.";

(D) the insertion of the following as a new Article 9.5:

"9.5 Purchase

9.5.1 Subject to the provisions of the Statutes and without prejudice to the generality of Article 6, the Company shall (at any time) be entitled to purchase all of the Preference Shares for a total consideration of £1 (one pound) in aggregate. That consideration of £1 (one pound) shall be divided equally between all the Preference Shares which are in issue and paid to the holders thereof accordingly.

9.5.2 The right of purchase set out in Article 9.5.1 shall be exercisable by the Company in any matter in which the Company sees fit.

9.5.3 On the exercise of the right of purchase set out in Article 9.5.1, the holders of the Preference Shares shall forthwith deliver up to the Company their share certificates therefor."

2. Removal of references to GUS and Relationship Agreement

The following changes are required in order to remove references to GUS and the Relationship Agreement from the Articles:

(A) in Article 2, the deletion of the definitions of "GUS", "GUS Group" and "Relationship Agreement";

(B) the references to GUS and the Relationship Agreement in Article 84 (Election of two or more Directors) shall be deleted, so that such Article reads:

"A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it. Any resolution moved in contravention of this provision shall be void.";

(C) the references to GUS and the Relationship Agreement in Article 86 (Election or appointment of additional Director) shall be deleted, so that such Article reads:

"The Company may by Ordinary Resolution elect, and without prejudice thereto the Directors shall have power at any time to appoint, any person to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for election.";

(D) the reference to the Relationship Agreement in the first part of Article 96 (Directors may have interests) shall be deleted, so that such part reads:

"Subject to the provisions of the Statutes, and PROVIDED THAT a Director has disclosed to the Directors the nature and extent of any interests of the Director, a Director notwithstanding his/her office:";

(E) in Article 97 (Restrictions on voting):

(i) in the first line of Article 97.2, the deletion of the words "the Relationship Agreement (while that Agreement remains in force and effect) and";

(ii) in the first and second lines of Articles 97.3 and 97.4, the deletion of the words "Subject to the provisions of the Relationship Agreement (while that Agreement remains in force and effect),"; and

(iii) in the seventh and eighth lines of Article 97.4, the deletion of the words "subject to the provisions of the Relationship Agreement (while that Agreement remains in force and effect),"; and

(F) in the fourth and fifth lines of Article 101 (General powers), the deletion of the words "to the terms of the Relationship Agreement (while that Agreement remains in force and effect),".

3. Indemnification of directors and officers

The following changes are required in order to update the provisions of the Articles relating to the indemnification of directors and officers of Burberry and other members of the Burberry Group:

(A) in Article 77 (Director's expenses), the numbering of the existing paragraph below that heading as paragraph 77.1, and the insertion of the following new paragraph:

"77.2 The Company may also fund a Director's expenditure on defending proceedings and may do anything to enable a Director to avoid incurring such expenditure, both as provided in the Statutes.";

(B) in Article 97 (Restrictions on voting):

(i) the deletion of the word "and" at the end of Article 97.2(d);

(ii) the insertion of the word "and" at the end of Article 97.2(e); and

(iii) the insertion of the following as a new Article 97.2(f):

"(f) a proposal concerning either:

(i) the giving to him or her of an indemnity;

(ii) the Company funding his or her expenditure on defending proceedings; or

(iii) the Company doing something to enable him or her to avoid incurring expenditure on defending proceedings,

in each case where all the other Directors are being offered substantially the same arrangements."; and

(C) the deletion of Article 141 (Indemnity) in its entirety, and its replacement with the following:

"141 Indemnity

141.1 Subject to the provisions of the Statutes, any director of the Company or any associated company may be indemnified by the Company out of its own funds against any liability.

141.2 Subject to the provisions of the Statutes, the Company may purchase and maintain for any director of the Company or any associated company insurance against any liability.

141.3 In this Article 141, the term "director" shall include any former director."

Exemption number 82-5017

GUS PLC Proposed demerger of Burberry Released: 21/11/2005

RNS Number:4180U
GUS PLC
21 November 2005

21st November 2005

GUS plc ("GUS" or the "Company")

Circular dated 18 November 2005 relating to the proposed demerger of Burberry Group plc and Notice of Extraordinary General Meeting

Copies of the above document have been submitted to the UK Listing Authority. This document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

GUS

Interim Report

Six months ended 30 September 2005

HIGHLIGHTS

- Benchmark PBT[1] of £376m (2004: £407m)
  - Record profit at Experian, up £52m
  - Profit at ARG down by £59m, affected by £20m of one-off and IFRS-related charges
  - Disposal of Lewis reduces profit by £12m

- Profit before tax £348m (2004: £365m)

- Benchmark earnings per share[2] 25.5p (2004: 28.0p)

- Basic earnings per share 28.0p (2004: 29.7p)

- Interim dividend 9.6p per new consolidated GUS share (2004: 9.0p per existing share)

- **ARG**: sales up 2%; gaining share in a very challenging retail market; gross margin maintained at Argos and slightly ahead at Homebase

- **Experian**: sales up 29% and profit up 36% for continuing activities at constant exchange rates; seventh half year of double-digit sales and profit growth

- **Burberry**: sales up 3% underlying and profit down 2% at constant exchange rates; period of transition for business

- **Burberry demerger confirmed** for 13 December 2005, subject to shareholder approval

Sir Victor Blank, Chairman of GUS, commented:
"We have made very significant strategic and operational progress in the first half. The sale of the remaining stake in Lewis, the agreement to sell Wehkamp and the timetable for the full demerger of Burberry means we are now focused solely on ARG and Experian. Operationally, we are investing in our people and our infrastructure and this will continue to position each business well in its chosen markets."

John Peace, Chief Executive of GUS, commented:
"I am delighted with the performance of Experian which earned £200m profit for the first time in a half year. Experian has delivered its seventh consecutive six-month period of double-digit sales and profit growth, reflecting its unique global reach and broad product offer. Although profit at ARG has been impacted, as expected, by the tough UK retail environment, we have gained share and maintained or improved gross margin in the first half. We continue to invest in both Argos and Homebase ensuring that they will be among the long-term winners in UK retailing."

17 November 2005

---

1 Benchmark PBT is defined as profit before amortisation of acquisition intangibles, exceptional items (i.e. gains or losses on disposal or closure of businesses and goodwill impairment charges), financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the profits or losses of discontinued operations up to the date of disposal or closure.

2 Benchmark EPS takes Benchmark PBT less taxation (attributable to Benchmark PBT) and minority interests, divided by the weighted average number of shares in issue (excluding own shares held in Treasury and in the ESOP Trust).

GROUP STRATEGY

GUS has continued to deliver strong strategic and operational progress since the start of the financial year.

We have continued the transformation of the Group, by focusing on fewer activities. In May 2005, we sold our remaining 50% stake in Lewis, raising £140m; in October 2005, we agreed to dispose of Wehkamp, our Dutch home shopping business, for £265m.

We intend to demerge the remaining 65% stake in Burberry to GUS shareholders by way of a dividend in specie on 13 December 2005, subject to shareholder approval. This will be accompanied by a consolidation of GUS shares which is designed to keep the GUS share price at approximately the same level, subject to normal market movements, before and after the demerger.

For every 1,000 existing GUS shares held at 0700 on 13 December 2005 (the record time), GUS shareholders will receive 305 Burberry shares and approximately 859 new GUS shares. The latter is for illustrative purposes only and is based on share prices at the close of business on 15 November 2005. The exact consolidation ratio will be based on the average closing prices for the four days up to and including 17 November 2005.

The Board of GUS remains committed to the separation of ARG and Experian, at the right time, as it believes that this is likely to enhance shareholder value further. We continue to review the timing and method of separation and will update shareholders when any further decisions are made.

In the meantime, we continue to focus on driving sustainable growth in ARG and Experian, as we have in recent years:

- in the first half, Experian delivered exceptional sales and profit growth, driven by the strength of its growing portfolio of products and services which are sold in over 60 countries around the world;
- Argos and Homebase both continued to take share in their markets in a very difficult UK retail environment. Supply chain gains from joint sourcing, a key strategic initiative, enabled Argos to maintain and Homebase to increase slightly gross margin in the first half;
- there was considerable operational progress across all our businesses. This included the roll-out of Argos Extra, the co-location of about 500 Homebase roles alongside Argos and the launch of numerous new products and solutions in Experian;
- we continued to invest in our businesses. Capital expenditure was £208m (2004: £161m), with major projects including new stores and warehouses at ARG and new facilities and database platforms at Experian; and
- we also spent about £400m on acquisitions in the first half, predominantly in Experian to complement existing activities. The integration of these companies is on track, with nearly 700 people joining ARG from Index and about 500 people joining Experian through acquisitions.

GROUP FINANCIAL HIGHLIGHTS

Total sales up 4% to £3.9bn (up 6% from continuing operations).

Benchmark PBT down 7% to £376m (2004: £407m), reflecting record profit at Experian (up £52m), offset by a decline in profits at ARG (down £59m). The net impact of the disposal of Lewis was to reduce Benchmark PBT by £12m or 3%.

An effective tax rate of 27.7%, based on Benchmark PBT, compared to 26.5% in the last financial year. This reflects our latest estimate for the effective tax rate for the 12 months to 31 March 2006.

Benchmark EPS of 25.5p (2004: 28.0p).

Net debt increased to £1.77bn at 30 September 2005, up from £1.43bn six months ago, largely reflecting spending on acquisitions.

Interim dividend of 9.6p per new GUS share announced. Combined with the Burberry dividend that GUS shareholders will be entitled to receive after the demerger (2.5p per Burberry share), this is equivalent to 9.0p per existing GUS share (2004: 9.0p).

6 months to 30 September	**Sales**		**Profit**	
	2005 £m	**2004 £m**	**2005 £m**	**2004 £m**
Argos Retail Group	2,618	2,568	108.9	167.5
Experian	808	645	200.4	148.8
Burberry	355	348	75.8	77.6
Central activities	(6)	(5)	(13.2)	(13.5)
Continuing operations	**3,775**	**3,556**	**371.9**	**380.4**
Discontinued operations[1]	131	193	18.0	37.2
Total	**3,906**	**3,749**	**389.9**	**417.6**
Net interest			(13.5)	(10.7)
Benchmark PBT			**376.4**	**406.9**
Amortisation of acquisition intangibles			(9.4)	(0.1)
Exceptional items			35.7	21.1
Fair value remeasurements			(1.2)	-
			401.5	**427.9**
Taxation			(104.0)	(112.4)
Equity minority interests			(21.0)	(18.6)
Profit attributable to equity shareholders			**276.5**	**296.9**
Benchmark EPS			**25.5p**	**28.0p**
Basic EPS			**28.0p**	**29.7p**
Weighted average number of Ordinary shares			986.5m	1001.1m

The profit figure shown against each business above and used throughout this announcement is earnings before interest and taxation (EBIT), defined as profit before interest, amortisation of acquisition intangibles, exceptional items (i.e. gains or losses on disposal or closure of businesses and goodwill impairment charges), financing fair value remeasurements and taxation. It also includes the Group's share of associates' pre-tax profit. The same definition of EBIT is used in each table in this announcement

1 Discontinued operations are Wehkamp and Lewis

ARGOS RETAIL GROUP (ARG)

- **Sales up 2% to £2.6bn**
- **EBIT of £109m reflecting continued investment and a challenging UK retail environment**
- **Both Argos and Homebase outperformed their markets**
- **Gross margin maintained at Argos and slightly ahead at Homebase**
- **Significant operational progress throughout ARG in first half**
- **Cautious outlook for retail market demand over next 12 months**

6 months to 30 September	**Sales**		**EBIT**	
	2005 £m	**2004 £m**	**2005 £m**	**2004 £m**
Argos[1]	1,609	1,552	57.3	91.7
Homebase[2]	966	981	48.1	75.4
Financial Services	43	35	3.5	0.4
Total	**2,618**	**2,568**	**108.9**	**167.5**
EBIT margin			4.2%	6.5%

1 2005 EBIT after £20m of charges relating to transitional costs for the Index stores, restructuring costs associated with changing staffing arrangements in-store and higher IFRS catalogue and payroll-related costs
2 Homebase sales and EBIT for 7 months to 30 September

Following the recent agreement to dispose of Wehkamp, ARG is now focused on selling general merchandise in the UK and Ireland. It has a multi-brand, multi-channel offer, supported where appropriate by a central infrastructure in areas such as sourcing and supplier management, multi-channel ordering, home delivery and financial services.

Against a background of continued weak retail spending, ARG made significant operational progress during the first half. Sales in the non-food, non-clothing market in the UK declined in the period on a like-for-like basis. However, both Argos and Homebase outperformed their markets, while Argos maintained and Homebase slightly improved gross margin.

UK retailers are currently facing higher cost inflation which is adversely affecting Argos and, to a greater extent, Homebase, where operating costs are a higher proportion of sales. Underlying cost inflation across ARG is around 4% and ARG is managing its cost base carefully to help offset this.

However, ARG believes that the most appropriate strategy, despite the current weak economic environment, is for both retail businesses to continue to invest to strengthen their long-term competitive position. This was evidenced by the extent of operational progress in the first half throughout ARG:

Argos

- successfully launched Argos Extra offering 17,700 lines in all stores;
- refitted and reopened 30 of the 33 acquired Index stores;
- opened a further 14 new stores;
- added about 20% to its warehousing space to support Argos Direct, Argos Extra and direct importing; and
- introduced a number of changes to staffing within stores to serve customers more effectively.

Homebase

- moved around 500 roles in buying, merchandising and other functions to Milton Keynes to enable them to operate more efficiently alongside Argos;
- opened six new stores;
- added 19 mezzanine floors to existing stores; and
- commenced the roll-out of Furniture Extra into all stores.

ARG is planning on the assumption that like-for-like sales will remain in decline for the non-food, non-clothing market as a whole for the next 12 months. However, it believes that the initiatives outlined above will enable ARG to emerge from this downturn in a stronger competitive position.

Argos

6 months to 30 September	2005 £m	2004 £m	Change
Sales	**1,609**	**1,552**	**4%**
Total change	*4%*	*13%*	
Like-for-like change	*(3%)*	*7%*	
EBIT[1]	**57.3**	**91.7**	**(38%)**
EBIT margin	3.6%	5.9%	
At 30 September			
Number of stores	636	570	
Of which: Argos Extra stocked-in	167	87	

1 2005 EBIT after £20m of charges relating to transitional costs for the Index stores, restructuring costs associated with changing staffing arrangements in-store and higher IFRS catalogue and payroll-related costs

In an increasingly competitive general merchandise market, Argos continues to grow share by winning a higher proportion of customers' spend by offering them the most compelling combination of choice, value and convenience.

Operational review

Argos Extra was successfully launched in all stores in July 2005, offering all Argos customers more choice (17,700 lines - up from 13,200 a year ago). This necessitated a great deal of operational change in store stockroom layouts and systems, as well as investment in staff training and new transport and distribution processes. At 30 September 2005, 167 stores stocked in the additional lines, with all remaining stores offering the order-in facility, where purchases can be collected in-store within three to four days or delivered to home. The performance of Argos Extra is in line with expectations and its national roll-out is expected to add 2-3% to sales in its first full year as consumers become more aware of the extended ranges.

Argos continues to invest in lower prices for its customers. Prices on re-included lines in the Autumn/Winter catalogue are about 5% lower than last year. The proportion of directly imported goods in the current catalogue is 27%, up from 21% a year ago. Argos continues to reinforce its commitment to reduce prices during the life of the catalogue under its 'non stop price drop' campaign.

Argos refitted and reopened 30 of the 33 stores purchased from Index in the first half, with the balance open by the end of October. Argos acquired these stores and the Index brand for £44m in July 2005. The transitional costs relating to the acquired stores were about £7m in the first half, covering staff training, launch costs and store costs incurred prior to commencing trading. Argos expects these stores to add 2-3% to total Argos sales in their first full year of operation.

At 30 September 2005, Argos operated 636 stores, having opened a net 14 new stores in the period in addition to the Index stores. It plans to open over 20 stores in the second half. The return on capital on new stores continues to exceed the investment hurdle rate.

Argos' customers continued to increase their use of its unique multi-channel capabilities. These allow customers to order or reserve goods in-store, by phone or on the Internet, for delivery to store or to home. In the first half, Argos Direct, the delivery to home operation, grew its sales by 6% and accounted for 25% of Argos' revenue. Sales via the Internet increased by 30%, representing 7% of total revenue. A further 7% of total sales were made via "Check and Reserve", up 26% year-on-year. Quick pay kiosks are now in 320 stores and processed over 8% of sales in those stores in the first half.

Argos increased its distribution space by around 20%, successfully opening two warehouses in the first half. In May, a 500,000 square foot warehouse was opened in Corby to support Argos Extra and increased direct importing. In July, a 730,000 square foot warehouse was opened in Faverdale, near Darlington, being the third site to service the home delivery of large products for Argos Direct. Although, as expected when first opened, these warehouses are currently running below capacity, this investment will support future growth in Argos.

Financial review
In the first half, Argos increased its sales by 4% in total. Of this, new stores contributed nearly 7%. Like-for-like sales declined by 3%, a better performance than the non-food, non-clothing market. Compared to the same period last year, there were good performances from consumer electronics, white goods, leisure and toys. Jewellery and housewares remained difficult. Despite an adverse product and promotional mix, gross margin was in line with last year, driven by further supply chain gains and the weaker dollar.

As previously announced, first half profit at Argos has been affected by the transitional costs for the Index stores (£7m), the restructuring costs associated with changing staffing arrangements in-store (£4m) and an increase in share-based payment and pensions costs year-on-year under IFRS (£4m). In addition, under IFRS, the phasing of catalogue costs reduced first half profits by £5m, although this largely reverses in the second half. These factors contributed to EBIT at Argos in the first half being £57.3m (2004: £91.7m). This performance also reflects underlying cost inflation and continued investment in growth initiatives including Argos Extra, new space and distribution capacity.

Homebase

7 months to 30 September	2005 £m	2004 £m	Change
Sales	**966**	**981**	**(2%)**
Total change[1]	*(1%)*	*6%*	
Like-for-like change[1]	*(4%)*	*4%*	
EBIT	**48.1**	**75.4**	**(36%)**
EBIT margin	5.0%	7.7%	
At 30 September			
Number of stores	293	283	
Of which: number with mezzanine floor	134	88	

1 Total and like-for-like change for 2004 and 2005 excludes 29 February 2004

The strategy for Homebase remains unchanged despite an increasingly competitive and promotional DIY market. It aims to differentiate itself from other players by becoming the UK's leading home enhancement retailer through:

- improving the existing core DIY business;
- enhancing and extending its home furnishings offer; and
- delivering synergies by leveraging the scale and expertise of ARG.

Operational review

Homebase increased share in a difficult DIY market in the first half, driven by effective execution of its strategic initiatives. Homebase continued to improve the shopping experience for its customers by raising in-store standards and offering better customer service. Homebase also introduced several new ranges in the first half including lighting, bathroom accessories and laminate flooring. This is part of a programme which has seen Homebase review and change the vast majority of its major product groups since it was acquired in December 2002.

Homebase is on schedule with relocating certain functions, including buying and merchandising, to Milton Keynes which will enable them to operate more efficiently alongside Argos. As announced, the move affected about 500 roles. Nearly 40% of employees have chosen to relocate with the business and the majority of vacancies have also been filled. Costs of £18.3m were charged to Homebase's profit in the second half of the last financial year.

Homebase continued to add new space, extending its reach into new catchments by opening stores and improving its offer in existing stores by adding mezzanines. In the first half, Homebase opened six new stores, bringing the total at 30 September 2005 to 293. A further seven openings are planned for the second half. Mezzanine floors were added to 19 existing stores in the period, with another four expected in the remainder of the year. The sales uplift for the latest mezzanines continues to track ahead of target.

Homebase continued to differentiate itself from other players by emphasising home enhancement. This is being achieved by a combination of measures including the mezzanine roll-out, introducing new ranges and better use of ARG expertise. Furniture Extra, a catalogue offering 710 lines, is now available in all stores, with product displays in 126 stores. Appliances Extra, offering 400 lines sourced via Argos, was rolled out nationally in late October. Both of these initiatives have been accelerated by the existing supply chain capabilities of Argos.

Financial review
Sales at Homebase fell by 1% in total for the seven months to 30 September 2005. New stores contributed 3% growth while like-for-like sales declined by 4%, reflecting lower footfall but a further increase in average basket size, supported by growth in big ticket items. There were strong performances from horticulture (new ranges and merchandising) and from big ticket items, especially in kitchens and Furniture Extra, which benefited from new ranges and additional mezzanine space. Tools, building and seasonal gardening lines were weaker. Gross margin at Homebase in the first half was slightly ahead of last year driven by supply chain gains and the weaker dollar.

EBIT in the first half was £48.1m (2004: £75.4m). This largely reflects the impact of a 1% decline in total sales, exacerbated by underlying cost inflation in the first half of around 4% on a business where operating costs account for a relatively high proportion of sales. Additional investment in new stores and mezzanines was only partly funded by cost savings and productivity improvements.

As previously highlighted, Homebase is cautious about the immediate outlook for the DIY market which deteriorated over the course of the first half, especially in big ticket items. Looking forward, Homebase also expects increased promotional activity in the market. Although these factors will continue to affect sales and profit in the short term, Homebase remains confident that its strategy will ensure share gains over the longer term.

ARG Financial Services (ARG FS)

6 months to 30 September	**2005 £m**	**2004 £m**
Sales	**43**	**35**
Earnings before funding costs	12.5	9.0
Funding costs	(9.0)	(8.6)
	3.5	**0.4**
At 30 September		
Gross loan book	434	431
Number of active store card holders (000s)	914	839

ARG FS works in conjunction with Argos and Homebase to provide their customers with the most appropriate credit offers to drive product sales, while retaining the maximum possible profit from the transaction within ARG. It offers store cards (providing both revolving and promotional credit) and a range of insurance products.

At 30 September 2005, the gross loan book was in line with that of a year ago. The store card loan book increased by about 20% year-on-year although growth was much slower in the first six months of this financial year, driven by the downturn in retail spending. Growth in the store card loan book was offset by the withdrawal of ARG FS from the very competitive market in new personal loans. Combined, these factors are now expected to lead to little change in the total loan book by the end of the financial year. Profit after funding costs increased to £3.5m, largely reflecting increasing maturity in the store card loan book.

EXPERIAN

- **Sales up 29% and profit up 36% for continuing activities at constant exchange rates**
- **Seventh consecutive six-month period of double-digit sales and profit growth**
- **Good growth across many core businesses, helped by strong market demand**
- **Experian Interactive now one-third of US sales – enhancing the growth profile**
- **Acquisitions delivering returns ahead of hurdle rates**

6 months to 30 September	**Sales**		**EBIT**	
	2005 £m	**2004 £m**	**2005 £m**	**2004 £m**
Experian North America	465	341	127.7	89.5
Experian International	341	283	72.6	58.1
Total continuing activities	**806**	**624**	**200.3**	**147.6**
% growth at constant FX	*29%*	*15%*	*36%*	*13%*
Discontinued activities	2	21	0.1	1.2
Total reported	**808**	**645**	**200.4**	**148.8**
EBIT margin - excluding FARES			22.3%	20.8%
- including FARES			24.9%	23.7%

Notes (*relevant to all Experian tables*):
EBIT margin is for continuing activities only. For FARES, the 20%-owned real estate information associate, Experian reports its share of profits but not sales. FARES is an integral part of Experian's business

Experian is a global leader in providing information solutions to organisations and consumers. It helps organisations find, develop and manage profitable customer relationships by providing information, decision-making solutions and processing services. It has over 50,000 clients in more than 60 countries.

Experian is uniquely positioned to benefit from the key drivers of long-term growth, including expansion in:

- the direct-to-consumer market and online advertising;
- consumer credit and card usage;
- multi-channel marketing;
- fraud prevention;
- vertical markets such as automotive and government; and
- emerging markets such as Eastern Europe and Asia Pacific.

Experian has a clear strategy to capitalise on these opportunities by building on its core businesses, selling value-added solutions and growing by targeted acquisitions.

Experian has achieved an exceptional increase in sales and profit in the first half, through a combination of organic growth and acquisition. Excluding acquisitions, sales in the first half increased by 12% at constant exchange rates, with strong performances in most of the core businesses. Experian continues to improve sales execution, invest in new products, take share in non-traditional verticals and win contracts in many sectors. This has been supported by continuing investment in the infrastructure, such as developing new database platforms and improving information security.

Through Interactive, Experian is well positioned to capitalise on the rapid growth in Internet usage by consumers and in spend on online advertising. Not only does Experian Interactive have strong positions in their markets, but they are now starting to benefit from sharing Experian's existing data, analytical skills and access to large clients. The skills in Experian Interactive have been successfully transferred to the UK where there is high growth in the emerging CreditExpert business.

Building on a small but fast growing business, Experian continues to develop its presence in the new markets of Asia Pacific and Eastern Europe, where strong growth in consumer spending, consumer credit and Internet adoption is creating demand for Experian's products and solutions. Experian recently signed its first contract in Japan to sell decision solutions to JCB, the largest card issuer in Japan. During the first half, local management teams have been strengthened in all regions, especially Asia Pacific.

In the first half, Experian acquired ten companies costing about £340m in total. These acquisitions complement existing activities and include LowerMyBills.com (online lead generation in the US mortgage sector), the Florida-based credit bureau affiliate, ClassesUSA and Affiliate Fuel (online lead generation in US education), Baker Hill (strengthening the business-to-business operation) and Vente (strengthening the online market research expertise), as well as Future Foundation and Prediction Analytics (to complement Experian Business Strategies).

Acquisitions are a key part of Experian's strategy for growth. All acquisitions are sponsored and led by the operational management teams who have responsibility for integrating and running them once they become part of Experian. This process often enables Experian to accelerate the rate of growth of acquired companies by sharing expertise across the business. Acquisitions made in the last three full financial years are together generating double-digit post-tax returns, satisfying the Group's required investment hurdle rate.

Experian North America

6 months to 30 September	**2005 £m**	**2004 £m**	**Growth at constant FX**
Sales			
- Continuing activities	**465**	**341**	**37%**
- Discontinued activities	1	7	na
- Total reported	466	348	35%
EBIT			
- Direct business	107.4	71.4	51%
- FARES	20.3	18.1	13%
- Continuing activities	**127.7**	**89.5**	**43%**
- Discontinued activities	0.2	(0.2)	na
- Total reported	127.9	89.3	44%
EBIT margin			
- excluding FARES	23.1%	20.9%	
- including FARES	27.5%	26.2%	

Discontinued activities in 2005 include the two small businesses (NuEdge and Real Estate Solutions) that were sold during the second half of last year, together with a small part of the Florida affiliate that was sold in October 2005

Experian North America delivered an excellent performance in the period with strength across many business units. Although the first half was boosted by certain factors, Experian North America is executing well on the growth opportunities available to it.

Operational review
Sales from continuing activities increased by 37% in dollars in the first half. Corporate acquisitions contributed 19% to sales growth, with the largest being LowerMyBills.com which was purchased in May 2005. A similar contribution from acquisitions is currently expected in the second half of the financial year. Excluding corporate acquisitions, sales grew by an exceptional 18% in the first half. Experian North America faces much stronger comparatives in the second half (organic sales growth in H1 2004/5: +7%; H2 2004/5: +14%).

Credit Information and Solutions together grew dollar sales by 18% excluding corporate acquisitions. Of this, 5% came from the FACT Act cost recovery charge which annualises from October 2005.

Sales benefited from strong demand in the market, especially as credit card issuers acquired new customers more aggressively, driving strong prescreen sales. Experian also continued to win contracts for its value-added solutions such as event triggers, with accelerated adoption in the mortgage and bank sectors. Fraud and decision solutions also showed strong growth.

Experian has now purchased 34 of its affiliate bureaux, the great majority of those available, for a total cost of about $300m. The integration of these bureaux, which continues to go well, initially improves Experian's cost structure, but more importantly enhances its ability to sell value-added products directly to clients in the regions previously controlled by the affiliates.

Marketing Information and Solutions together increased dollar sales by 8% excluding acquisitions, as the benefits of the repositioning of the business came through. Experian saw good growth in database management, business marketing and in the automotive sector in the first half, although sales to the traditional catalogue sector remained weak. Email delivery via CheetahMail grew by more than 50% in the first half, reflecting the growth in email as an advertising and retention tool, the technical strength of the platform acquired with this business in March 2004 and the assistance given by Experian's other businesses in selling CheetahMail's services. About two-thirds of the growth in CheetahMail in the first six months of the year came from existing clients with the remainder from new clients, many of whom were introduced by other parts of Experian.

Experian Interactive accounted for about one-third of Experian North America's sales in the first half, reflecting a first time contribution from recent acquisitions, which are all trading to plan, as well as growth of nearly 40% in businesses owned for more than a year (Consumer Direct and MetaReward). Consumer Direct growth was driven by product innovation (Triple Advantage), by new members and by strengthened relationships with partners. MetaReward saw strong growth in the first half, although this is anticipated to slow significantly in the second half as it anniversaries some large one-off campaigns last year.

Financial review
In dollars, sales from continuing activities were $847m, up 37% compared to the same period last year. EBIT from direct businesses was $196m (2004: $130m), giving an EBIT margin of 23.1%. The margin advanced due to recovery of FACTA-related set-up costs incurred last year, a favourable mix and operational leverage from the underlying sales growth. There is, however, continued investment in new products, new platforms and information security. Recent legislation, such as the FACT Act, has introduced permanent changes to Experian's cost structure which will continue to be recovered through surcharges.

FARES, the 20%-owned real estate information associate, increased profit year-on-year in dollars ($37m versus $33m) as it reduced costs and benefited from a better mortgage market.

Experian International

6 months to 30 September	2005 £m	2004 £m	Growth at constant FX
Sales			
- Continuing activities	**341**	**283**	**19%**
- Discontinued activities	1	14	na
- Total reported	342	297	15%
EBIT			
- Continuing activities	**72.6**	**58.1**	**24%**
- Discontinued activities	(0.1)	1.4	na
- Total reported	72.5	59.5	22%
EBIT margin	21.3%	20.5%	

Experian International, which accounts for over 40% of Experian's worldwide revenue, had another strong half year, continuing its long record of double-digit sales and profit growth.

Operational review

At constant exchange rates, sales from continuing activities grew by 19% in the first half. Of this, 14% came from acquisitions, mainly QAS, a leading supplier of address management software. This business, which was acquired in October 2004, is trading ahead of plan, with much success in the public sector in particular. The contribution to sales from acquisitions in the second half is currently expected to be minimal. Excluding acquisitions, sales grew by 5%.

Credit Information and Solutions together increased sales by 5% at constant exchange rates excluding acquisitions. The rate of growth in gross lending in the UK slowed in the first half, resulting in clients shifting their spending from customer acquisition to cross-selling to existing customers and to risk management. Despite this, Experian delivered growth in the UK, driven by value-added products and new wins in the telecommunication and public sectors. Underlying double-digit growth continued in the credit operations in Spain, Italy and Eastern Europe. Experian-Scorex, the credit solutions operation, saw continuing double-digit underlying growth and is investing in its consultancy services to help sell more complex solutions to clients.

Marketing Information and Solutions together grew sales by 7% at constant exchange rates excluding acquisitions. Although there was some slowdown in marketing spend by UK financial services clients, this was more than compensated for by strong performances from the automotive and insurance verticals and by Business Strategies. From a small presence in the UK before acquisition, CheetahMail now manages email marketing campaigns on behalf of more than 100 major clients in the UK, especially in the financial services, retail and travel sectors.

In euros, sales in Outsourcing grew by 4% excluding acquisitions. Strong growth in business process outsourcing is being driven by increased activity and new contract wins predominantly in the banking, utilities and telecommunications sectors. Cheque processing remains a mature market but Experian has won some significant contract extensions in this area as well as continuing to drive operational efficiency.

Financial review

Excluding discontinued activities, sales at Experian International increased by 19% at constant exchange rates. EBIT increased by 24%, delivering an 80 basis point improvement in the EBIT margin. This reflects a favourable mix, tight cost control and gaining critical mass in certain European markets. The level of revenue investment in building the operating teams in emerging markets will increase in the second half.

BURBERRY

GUS has a 65% stake in Burberry Group plc. The following summarises the latter's interim announcement released on 15 November 2005.

6 months to 30 September	2005 £m	2004 £m	Change at constant FX
Sales	**355**	**348**	**3%[1]**
EBIT	**75.8**	**77.6**	**(2%)**
EBIT margin	21.4%	22.3%	
At 30 September			
Number of retail locations	177	151	

1 Underlying change also excludes the financial effect of the acquisition of Burberry's Taiwan-related business

In the context of a period marked by strategic investment and transition, Burberry delivered a solid performance in the first half. Sales increased by 3% on an underlying basis and EBIT increased by 2%, before the costs of Project Atlas, its infrastructure redesign initiative, which is progressing as planned.

Burberry continued to execute on its core retail, wholesale and licensing strategies. Retail sales increased by 9% on an underlying basis, driven by contributions from new and refurbished stores. During the half, Burberry opened four stores, six concessions and completed seven store refurbishments, adding 8% new space on average in the first half.

Underlying wholesale revenues declined by 1%, reflecting weak demand in some regions and the ongoing adjustment of the brand's wholesale/retail balance in the United States. Continental Europe, Asia and emerging markets achieved strong gains. On the basis of Spring/Summer 2006 merchandise orders received to date, Burberry anticipates a moderate underlying decline in wholesale revenues for the second half of the year.

Licensing revenue in the first half increased by 3% on an underlying basis, or 6% excluding the effect of licenses cancelled in Japan as part of the programme to restrict selectively the distribution of certain products. Fragrance-related royalty growth slowed reflecting strong comparatives resulting from the Burberry Brit for men launch in the previous year.

Excluding £3m of costs associated with Project Atlas, EBIT was £78.8m, slightly up on last year. Gross profit margin was 57.8% against 58.6% in the comparable period last year, largely resulting from increased levels of seasonal clearance activity.

OTHER

Discontinued operations

6 months to 30 September	Sales		EBIT	
	2005 £m	2004 £m	2005 £m	2004 £m
Lewis	20	86	5.2	24.8
Wehkamp	111	107	12.8	12.4
Total	**131**	**193**	**18.0**	**37.2**

A placing of GUS' remaining 50% stake in Lewis took place successfully in May 2005. As announced in October 2005, Wehkamp will be sold for about €390m (£265m) to Industri Kapital, a private equity firm, with completion expected in December, subject to European Union regulatory approval. As a result, Lewis and Wehkamp have both been treated as discontinued operations in the first half.

Net interest
At £14m, net interest costs were £3m higher than last year. This principally reflects higher net debt which arose largely as a result of acquisition spend, together with higher US dollar borrowing costs. This was partially offset by an increased net pension scheme credit due mainly to the effect of the £76m special pension contributions made in March 2005.

Interest expense in the second half is expected to be ahead of the first half, mainly because of a full six-month impact of increased interest rates and the removal of the Burberry interest income, offset to some extent by the interest benefit arising on the proceeds of the sales of Lewis and Wehkamp.

International Financial Reporting Standards
The reconciliation of results for the year to 31 March 2005 under UK GAAP to International Financial Reporting Standards (IFRS) was released on 14 June 2005 and is available on the GUS website. This includes the restatement of the results for the six months to 30 September 2004, which are used as the comparatives throughout this announcement.

The financial information in this announcement is unaudited. It is also subject to possible change as the definition and interpretation of IFRS continues to evolve and be amended by the relevant authorities.

Amortisation of acquisition intangibles
IFRS requires that, on acquisition, specific intangible assets are identified and recognised and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. In the first half of the year, this amortisation amounted to £9m which relates to Experian acquisitions undertaken since the Transition Date to IFRS of 1 April 2004.

Exceptional items

6 months to 30 September	2005 £m	2004 £m
Profit on disposal of Lewis shares	36	24
Profit on disposal of Burberry shares	-	1
Loss on sale of other businesses	-	(4)
Total	**36**	**21**

The only costs treated as exceptional items are those associated with the disposal or closure of businesses. All other restructuring costs have been charged against EBIT in the divisions in which they were incurred. The exceptional item in the first half was a profit of £36m recorded on the placing of GUS' remaining 50% stake in Lewis in May 2005. A profit of £24m was recorded in the first half of last year on the sale of shares in Lewis via the Initial Public Offering.

GUS expects to realise a gain, after costs, on the disposal of Wehkamp of about £25m on the transaction which will be taken in the second half of the current financial year.

Fair value remeasurements
A small proportion of the Group's derivatives do not qualify for hedge accounting under IFRS. Gains or losses on these arising from market movements are now charged or credited to the income statement. In the six months to 30 September 2005, this amounted to a charge of £1m (with no comparable credit or charge as the Group had previously elected to defer implementation of IAS 39).

GUS plc
UNAUDITED GROUP INCOME STATEMENT
for the six months ended 30 September 2005

Continuing operations:	Notes	**Six months to 30.9.05 £m**	Six months to 30.9.04 £m	Year to 31.3.05 £m
Sales	4	**3,775**	3,556	7,378
Cost of sales		**(2,053)**	(2,010)	(4,169)
Gross profit		**1,722**	1,546	3,209
Net operating expenses		**(1,381)**	(1,192)	(2,407)
Operating profit		**341**	354	802
Interest income		**16**	19	35
Interest expense		**(30)**	(30)	(58)
Financing fair value remeasurements		**(1)**	-	-
Net financing costs		**(15)**	(11)	(23)
Share of post tax profits of associates		**22**	22	41
Profit before tax	4	**348**	365	820
Group tax expense				
- UK		**(92)**	(88)	(195)
- Overseas		**(7)**	(14)	(34)
		(99)	(102)	(229)
Profit after tax		**249**	263	591
Profit for the period from discontinued operations	6	**49**	53	57
Profit for the financial period		**298**	316	648
Attributable to				
Equity shareholders in the parent company		**277**	297	599
Minority interests		**21**	19	49
Profit for the financial period		**298**	316	648
Dividend for the period	10	**83**	90	293
Earnings per share	9			
Continuing operations				
- Basic		**23.1p**	24.4p	54.2p
- Diluted		**22.8p**	24.1p	53.5p
Continuing and discontinued operations				
- Basic		**28.0p**	29.7p	59.9p
- Diluted		**27.6p**	29.3p	59.1p
Dividend per share	10	**9.6p**	9.0p	29.5p

Non-GAAP measures

Reconciliation of profit before tax to Benchmark PBT

Profit before tax	4	**348**	365	820
exclude: amortisation of acquisition intangibles	5	**9**	-	4
exclude: exceptional items relating to continuing operations	5	**-**	4	4
exclude: financing fair value remeasurements	5	**1**	-	-
exclude: tax expense on continuing operations' share of profit of associates	4	**-**	1	1
include: EBIT of discontinued operations	6	**18**	37	78
include: interest expense of discontinued operations	6	**-**	-	(1)
Benchmark PBT	4	**376**	407	906
Benchmark earnings per share	9			
- Basic		**25.5p**	28.0p	61.5p
- Diluted		**25.1p**	27.6p	60.7p

GUS plc
UNAUDITED GROUP BALANCE SHEET
at 30 September 2005

	30.9.05 £m	30.9.04 £m	31.3.05 £m
ASSETS			
Non-current assets			
Goodwill	**2,822**	2,367	2,477
Other intangible assets	**425**	261	312
Property, plant and equipment	**1,117**	989	1,070
Investment in associates	**127**	109	110
Other investments	**4**	12	8
Deferred tax assets	**278**	284	279
Trade and other receivables	**86**	488	454
	4,859	4,510	4,710
Current assets			
Inventories	**1,015**	950	1,017
Trade and other receivables	**1,130**	1,229	1,138
Other financial assets and investments	**69**	31	31
Cash and cash equivalents	**309**	469	347
	2,523	2,679	2,533
Assets of discontinued operations classified as held for sale	**281**	-	-
Total assets	**7,663**	7,189	7,243
LIABILITIES			
Non-current liabilities			
Trade and other payables	**(135)**	(118)	(97)
Loans and borrowings	**(1,653)**	(1,318)	(1,676)
Deferred tax liabilities	**(190)**	(157)	(182)
Retirement benefit obligations	**(102)**	(199)	(112)
	(2,080)	(1,792)	(2,067)
Current liabilities			
Trade and other payables	**(1,624)**	(1,606)	(1,597)
Loans and borrowings	**(455)**	(440)	(129)
Other financial liabilities	**(9)**	-	-
Current tax liabilities	**(60)**	(82)	(66)
	(2,148)	(2,128)	(1,792)
Liabilities of discontinued operations classified as held for sale	**(59)**	-	-
Total liabilities	**(4,287)**	(3,920)	(3,859)
Net assets	**3,376**	3,269	3,384
EQUITY			
Capital and reserves			
Called up share capital	**255**	254	254
Other reserves including retained earnings	**2,954**	2,758	2,874
Total equity shareholders' funds	**3,209**	3,012	3,128
Equity minority interests	**167**	257	256
Total equity	**3,376**	3,269	3,384

GUS plc
UNAUDITED GROUP CASH FLOW STATEMENT
for the six months ended 30 September 2005

	Six months to 30.9.05 £m	Six months to 30.9.04 £m	Year to 31.3.05 £m
Continuing operations			
Cash flows from operating activities			
Operating profit	**341**	354	802
Less: profit on disposal of shares in Burberry (Note 5)	**-**	(1)	(3)
Less: loss on sale of other businesses (Note 5)	**-**	5	7
Depreciation and amortisation	**152**	126	264
Credit in respect of share incentive schemes	**12**	19	47
Change in working capital	**(60)**	7	(189)
Interest paid	**(22)**	(12)	(61)
Interest received	**12**	11	31
Dividends received from associates	**17**	14	26
Tax paid	**(54)**	(108)	(219)
Net cash inflow from operating activities	**398**	415	705
Continuing operations			
Cash flows from investing activities			
Purchase of property, plant and equipment	**(164)**	(130)	(300)
Sale of property, plant and equipment	**5**	10	21
Purchase of intangible assets	**(50)**	(41)	(110)
Sale of intangible assets	**1**	-	5
Purchase of shares in Burberry	**-**	-	(8)
Buy-back of shares in Burberry	**(21)**	-	(22)
Sale of shares in Burberry	**2**	-	2
Purchase of fixed asset investments	**(7)**	(14)	(5)
Acquisition of subsidiaries, net of cash acquired	**(388)**	(29)	(176)
Disposal of subsidiaries	**127**	5	106
Net cash flows used in investing activities	**(495)**	(199)	(487)
Continuing operations			
Cash flows from financing activities			
Purchase of own shares	**(33)**	(78)	(222)
Issue of Ordinary shares	**16**	28	35
Sale of own shares	**-**	-	16
New borrowings	**226**	-	473
Repayment of borrowings	**-**	(33)	(355)
Capital element of finance lease rental payments	**(2)**	(3)	(5)
Equity dividends paid	**(202)**	(191)	(281)
Dividends paid to minority interests	**(7)**	(5)	(8)
Net cash flows used in financing activities	**(2)**	(282)	(347)
Net decrease in cash and cash equivalents – continuing operations	**(99)**	(66)	(129)
Net increase/(decrease) in cash and cash equivalents – discontinued operations	**11**	(46)	(41)
Net decrease in cash and cash equivalents	**(88)**	(112)	(170)
Movement in cash and cash equivalents from continuing operations			
Cash and cash equivalents at 1 April – continuing operations	**254**	383	383
Net decrease in cash and cash equivalents	**(99)**	(66)	(129)
Cash and cash equivalents at end of period – continuing operations	**155**	317	254
Reconciliation of net increase in cash and cash equivalents to movement in net debt			
Net debt at 1 April – as reported	**(1,427)**	(1,200)	(1,200)
Cash and cash equivalents at 1 April – discontinued operations	**(3)**	(44)	(44)
Other financial assets at 1 April – discontinued operations	**(31)**	(31)	(31)
Net debt at 1 April – continuing operations	**(1,461)**	(1,275)	(1,275)
Net decrease in cash and cash equivalents	**(99)**	(66)	(129)
(Increase)/decrease in debt	**(226)**	33	(113)
Exchange and other movements	**2**	19	56
Net debt at end of period – continuing operations	**(1,784)**	(1,289)	(1,461)

GUS plc
UNAUDITED GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the six months ended 30 September 2005

	Six months to 30.9.05 £m	Six months to 30.9.04 £m	Year to 31.3.05 £m
Net income/(expense) recognised directly in equity:			
Cash flow hedges	**4**	-	-
Net investment hedge	**5**	-	-
Fair value (losses)/gains in the period	**(3)**	-	6
Actuarial losses in respect of defined benefit pension schemes	**(8)**	-	(5)
Currency translation differences	**3**	10	3
Net income recognised directly in equity for the period	**1**	10	4
Cumulative adjustment for the implementation of IAS 39 (Note 11)	**11**	-	-
Net income recognised directly in equity	**12**	10	4
Profit for the financial period	**298**	316	648
Total recognised income for the period	**310**	326	652
Attributable to:			
Equity shareholders in the parent company	**289**	303	603
Minority interests	**21**	23	49
Total recognised income for the period	**310**	326	652

UNAUDITED GROUP RECONCILIATION OF MOVEMENTS IN EQUITY
for the six months ended 30 September 2005

	Six months to 30.9.05 £m	Six months to 30.9.04 £m	Year to 31.3.05 £m
Total equity at 1 April	**3,384**	3,089	3,089
Cumulative adjustment for the implementation of IAS 39 (Note 11)	**11**	-	-
Total equity at 1 April, as restated for the adoption of IAS 39	**3,395**	3,089	3,089
Profit for the financial period	**298**	316	648
Net income recognised directly in equity for the period	**1**	10	4
Employees share option scheme:			
- value of employee services	**12**	10	35
- proceeds from shares issued	**16**	28	34
(Decrease)/increase in minority interests arising due to corporate transactions	**(108)**	85	62
Shares cancelled on purchase	**-**	(30)	(30)
Purchase of own shares	**(33)**	(48)	(176)
Equity dividends paid during the period	**(202)**	(191)	(281)
Dividends paid to minority shareholders	**(7)**	(5)	(11)
Recycled cumulative exchange loss in respect of divestment	**3**	3	3
Tax credit in respect of items taken directly to equity	**1**	2	7
Total equity at end of period	**3,376**	3,269	3,384
Attributable to:			
Equity shareholders in the parent company	**3,209**	3,012	3,128
Minority interests	**167**	257	256
Total equity at end of period	**3,376**	3,269	3,384

GUS plc
UNAUDITED NOTES TO THE INTERIM FINANCIAL STATEMENTS
for the six months ended 30 September 2005

1. Basis of preparation

For the year ending 31 March 2006, the Group will prepare its financial statements under International Financial Reporting Standards ("IFRS") adopted for use in the European Union. These will be those Standards, subsequent amendments, future Standards and related interpretations issued and adopted by the International Accounting Standards Board ("IASB") that have been endorsed by the European Commission.

This interim report has been prepared in accordance with the Listing Rules of the Financial Services Authority, and with IFRS compliant accounting policies that will be followed in preparing the Group's financial statements for the year ending 31 March 2006, which were published in full on 14 June 2005 and are available on the Group's website, at www.gusplc.com/gus/investors/ifrs. In developing its accounting policies, the Group has anticipated that the amendments to IAS 19 "Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosure" and IAS 39 "Financial Instruments: Recognition and Measurement - The Fair Value Option" will be endorsed for use in the EU. This endorsement process is ongoing, such that applicable IFRS, the Group's accounting policies and the presentation of its results are therefore subject to change.

As permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards", the Group elected to defer implementation of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" until the year ending 31 March 2006. The adjustment required as at 1 April 2005 is set out in note 11 below.

The interim financial statements comprise the results for the six months ended 30 September 2005 and 30 September 2004 and the year ended 31 March 2005. The results for the six months ended 30 September 2004 have been extracted from the Group's interim report for that period, and the results for the year ended 31 March 2005 have been extracted from the Group's statutory financial statements for that year, both having been adjusted for the effects of changes in accounting policy on transition to IFRS. These adjustments, which are set out in detail on the Group's website, are summarised on pages 91 to 94 of the Group's statutory financial statements for the year ended 31 March 2005, and have been adjusted to reflect the reclassification of Wehkamp as a discontinued operation.

The financial information shown for the year ended 31 March 2005 does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The Group's statutory financial statements prepared under UK GAAP for that period have been delivered to the Registrar of Companies. The report of the auditors on those financial statements was unqualified and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

The interim financial statements are unaudited but have been reviewed by the auditors. Their report is set out on page 28.

2. Taxation

The effective rate of tax of 27.7% (2005: 26.5%) is based on the estimated tax charge for the full year on Benchmark PBT. Benchmark PBT is defined as profit before amortisation of acquisition intangibles, exceptional items, financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the profits or losses of discontinued operations up to the date of disposal or closure.

3. Foreign currency

	Average			Closing		
	Six months to		Year to			
	30.9.05	30.9.04	31.3.05	**30.9.05**	30.9.04	31.3.05
The principal exchange rates used were as follows:						
US dollar	**1.82**	1.81	1.85	**1.76**	1.80	1.88
Euro	**1.47**	1.49	1.47	**1.47**	1.46	1.45
South African rand	**11.80**	11.72	11.47	**n/a**	11.59	11.76

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the income statement is translated into sterling at average rates of exchange.

The average rate used in the current period for the South African rand is that for the period to 19 May 2005, the date on which the Group's remaining interest in Lewis Group was sold.

4. Segmental information

Six months ended 30 September 2005

	Continuing Operations									
	Argos £m	Homebase £m	Financial Services £m	ARG Total £m	Experian £m	Burberry £m	Other £m	Total £m	Discontinued Operations £m	Total £m
Sales										
Sales to external customers	1,609	966	43	**2,618**	**802**	**355**	**-**	**3,775**	**131**	**3,906**
Inter-segment sales	-	-	-	-	**6**	-	**(6)**	-	-	-
Total sales	1,609	966	43	**2,618**	**808**	**355**	**(6)**	**3,775**	**131**	**3,906**
Profit										
EBIT*	57	48	4	**109**	**200**	**76**	**(13)**	**372**	**18**	**390**
Net interest	-	-	-	-	-	-	**(14)**	**(14)**	-	**(14)**
Benchmark PBT**	57	48	4	**109**	**200**	**76**	**(27)**	**358**	**18**	**376**
Exceptional items	-	-	-	-	-	-	-	-	**36**	**36**
Amortisation of acquisition intangibles	-	-	-	-	**(9)**	-	-	**(9)**	-	**(9)**
Financing fair value remeasurements	-	-	-	-	-	-	**(1)**	**(1)**	-	**(1)**
Exceptional and other adjustment items (Note 5)	-	-	-	-	**(9)**	-	**(1)**	**(10)**	**36**	**26**
Tax expense on share of profit of associates	-	-	-	-	-	-	-	-	-	-
Profit before tax	57	48	4	**109**	**191**	**76**	**(28)**	**348**	**54**	**402**
Group tax expense								**(99)**	**(5)**	**(104)**
Profit for the financial period								**249**	**49**	**298**

* EBIT is defined as profit before amortisation of acquisition intangibles, exceptional items, net financing costs and taxation and includes the Group's share of pre-tax profits of associates.

** The Group regards "Benchmark PBT" as the best measure of performance and as such it is disclosed above as the segment result. Benchmark PBT is defined as profit before amortisation of acquisition intangibles, exceptional items, financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the profits or losses of discontinued operations up to the date of disposal or closure.

Six months ended 30 September 2004

	Continuing Operations									
	Argos £m	Homebase £m	Financial Services £m	ARG Total £m	Experian £m	Burberry £m	Other £m	Total £m	Discontinued Operations £m	Total £m
Sales										
Sales to external customers	1,552	981	35	**2,568**	**640**	**348**	**-**	**3,556**	**193**	**3,749**
Inter-segment sales	-	-	-	-	**5**	-	**(5)**	-	-	-
Total sales	1,552	981	35	**2,568**	**645**	**348**	**(5)**	**3,556**	**193**	**3,749**
Profit										
EBIT*	92	75	-	**167**	**149**	**78**	**(13)**	**381**	**37**	**418**
Net interest	-	-	-	-	-	-	**(11)**	**(11)**	-	**(11)**
Benchmark PBT**	92	75	-	**167**	**149**	**78**	**(24)**	**370**	**37**	**407**
Exceptional items	-	-	-	-	**(5)**	**1**	-	**(4)**	**25**	**21**
Amortisation of acquisition intangibles	-	-	-	-	-	-	-	-	-	-
Exceptional and other adjustment items (Note 5)	-	-	-	-	**(5)**	**1**	-	**(4)**	**25**	**21**
Tax expense on share of profit of associates	-	-	-	-	**(1)**	-	-	**(1)**	-	**(1)**
Profit before tax	92	75	-	**167**	**143**	**79**	**(24)**	**365**	**62**	**427**
Group tax expense								**(102)**	**(9)**	**(111)**
Profit for the financial period								**263**	**53**	**316**

* EBIT is defined as profit before amortisation of acquisition intangibles, exceptional items, net financing costs and taxation and includes the Group's share of pre-tax profits of associates.

** The Group regards "Benchmark PBT" as the best measure of performance and as such it is disclosed above as the segment result. Benchmark PBT is defined as profit before amortisation of acquisition intangibles, exceptional items, financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the profits or losses of discontinued operations up to the date of disposal or closure.

4. Segmental information (continued)

Year ended 31 March 2005

	Continuing Operations									
	Argos £m	Homebase £m	Financial Services £m	ARG Total £m	Experian £m	Burberry £m	Other £m	Total £m	Discontinued Operations £m	Total £m
Sales										
Sales to external customers	3,652	1,580	81	**5,313**	**1,350**	**715**	**-**	**7,378**	**409**	**7,787**
Inter-segment sales	-	-	-	-	**12**	**-**	**(12)**	**-**	**-**	**-**
Total sales	3,652	1,580	81	**5,313**	**1,362**	**715**	**(12)**	**7,378**	**409**	**7,787**
Profit										
EBIT*	305	90	-	**395**	**317**	**161**	**(21)**	**852**	**78**	**930**
Net interest	-	-	-	-	-	-	**(23)**	**(23)**	**(1)**	**(24)**
Benchmark PBT**	305	90	-	**395**	**317**	**161**	**(44)**	**829**	**77**	**906**
Exceptional items	-	-	-	-	**(7)**	**3**	**-**	**(4)**	**-**	**(4)**
Amortisation of acquisition intangibles	-	-	-	-	**(4)**	**-**	**-**	**(4)**	**-**	**(4)**
Exceptional and other adjustment items (Note 5)	-	-	-	-	**(11)**	**3**	**-**	**(8)**	**-**	**(8)**
Tax expense on share of profit of associates	-	-	-	-	**(1)**	**-**	**-**	**(1)**	**-**	**(1)**
Profit before tax	305	90	-	**395**	**305**	**164**	**(44)**	**820**	**77**	**897**
Group tax expense								**(229)**	**(20)**	**(249)**
Profit for the financial period								**591**	**57**	**648**

* EBIT is defined as profit before amortisation of acquisition intangibles, exceptional items, net financing costs and taxation and includes the Group's share of pre-tax profits of associates.

** The Group regards "Benchmark PBT" as the best measure of performance and as such it is disclosed above as the segment result. Benchmark PBT is defined as profit before amortisation of acquisition intangibles, exceptional items, financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the profits or losses of discontinued operations up to the date of disposal or closure.

5. Exceptional and other adjustment items

	Six months to **30.9.05 £m**	Six months to 30.9.04 £m	Year to 31.3.05 £m
Exceptional items			
Continuing operations:			
Disposal of shares in Burberry	**-**	1	3
Loss on sale of other businesses	**-**	(5)	(7)
	-	(4)	(4)
Discontinued operations (Note 6):			
Profit on disposal of Lewis Group	**36**	24	24
Profit/(loss) on disposal of other discontinued operations	**-**	1	(24)
	36	25	-
Total exceptional items	**36**	21	(4)
Other adjustments			
Continuing operations:			
Amortisation of acquisition intangibles	**(9)**	-	(4)
Financing fair value remeasurements	**(1)**	-	-
Total other adjustment items	**(10)**	-	(4)
Total exceptional and other adjustment items	**26**	**21**	**(8)**

The only costs treated as exceptional items are those associated with the disposal or closure of businesses. All other restructuring costs are charged against EBIT in the divisions in which they are incurred.

The loss on sale of other businesses in the prior period was principally in respect of the sales by Experian of two small non-core businesses. The income in respect of Burberry shares in the prior period arose from the exercise or lapse of awards under executive share schemes.

The profit on the disposal of Lewis Group relates to the placing of GUS' remaining 50% stake in May 2005. The profit in the prior period relates to the Initial Public Offering of Lewis Group in September 2004.

IFRS requires that, on acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. As permitted by IFRS, acquisitions prior to 1 April 2004 have not been restated. As it did with goodwill under UK GAAP, the Group has excluded amortisation of these acquisition intangibles from its definition of Benchmark PBT because such a charge is based on uncertain judgments about the value and economic life of such items.

A small proportion of the Group's derivatives do not qualify for hedge accounting under IFRS. Gains or losses on these derivatives arising from market movements are credited or charged to the income statement.

6. Discontinued operations

The results for discontinued operations were as follows:

	Six months to		Year to
	30.9.05	30.9.04	31.3.05
	£m	£m	£m
Sales			
Lewis Group	**20**	86	187
Wehkamp	**111**	107	222
	131	193	409
EBIT			
Lewis Group	**5**	25	55
Wehkamp	**13**	12	23
	18	37	78
Exceptional item – profit on Initial Public Offering of Lewis Group	**-**	24	24
Net interest	**-**	-	(1)
Pre-tax profit of discontinued operations	**18**	61	101
Tax charge in respect of pre-tax profit	**(5)**	(9)	(20)
Post-tax profit of discontinued operations	**13**	52	81
Profit/(loss) on disposal of discontinued operations			
Lewis Group	**36**	-	-
Home shopping and Reality businesses	**-**	1	(24)
	36	1	(24)
Tax charge in respect of profit/(loss) on disposal	**-**	-	-
Post-tax profit/(loss) on disposal	**36**	1	(24)
Profit for the period from discontinued operations	**49**	53	57

On 19 May 2005, the Group announced the sale of its remaining interest in Lewis Group Limited. On 28 October 2005, the Group announced an agreement to sell Wehkamp, the leading home shopping brand in the Netherlands. As a result, these operations have been reclassified as discontinued.

The disposal of the home shopping and Reality businesses took place in May 2003, and provision for the loss on disposal was made in the financial statements for the year ended 31 March 2003, with a further charge relating to professional fees and other costs associated with the transaction being made the following year. Following agreement of the completion statements and the settlement of certain warranty claims, a further charge was made in the year ended 31 March 2005 reflecting full and final settlement of all claims that have arisen from the disposal of these businesses.

The cash flows attributable to discontinued operations comprise:

	Six months to		Year to
	30.9.05	30.9.04	31.3.05
	£m	£m	£m
From operating activities	**13**	(42)	(32)
From investing activities	**(2)**	(4)	(6)
From financing activities	**-**	-	(3)
Net increase in cash and cash equivalents in discontinued operations	**11**	(46)	(41)

7. Business combinations

During the six months ended 30 September 2005, the Group has made several acquisitions, none of which are considered individually material to the Group. Most of these were made by Experian in North America, including LowerMyBills.com, the Florida-based affiliate credit bureau, ClassesUSA, Baker Hill and Vente. In the UK, Argos acquired 33 former Index stores and the Index brand from Littlewoods Limited.

In aggregate, it is estimated that these acquired businesses contributed revenues of £64m and profit after tax of £12m to the Group for the periods from their respective acquisition dates to 30 September 2005. Due to the acquired entities using different accounting policies prior to acquisition and previously reporting to different period ends it has not been possible to estimate the impact on Group turnover or results, as if those acquisitions had been completed on 1 April 2005.

Details of the net assets acquired and the provisional goodwill are as follows:

	Book value £m	Fair value £m
Intangible assets	1	96
Tangible assets	4	4
Deferred tax assets	1	1
Inventories	1	1
Trade and other receivables	20	20
Current tax recoverable	16	16
Cash and cash equivalents	6	6
Trade and other payables	(26)	(26)
	23	118
Goodwill		322
		440
Satisfied by:		
Cash		388
Acquisition expenses		6
Deferred consideration		46
		440

The fair values set out above contain certain provisional amounts which will be finalised no later than one year after the date of acquisition. Goodwill represents the synergies, assembled workforce and future growth potential of the businesses acquired.

8. Analysis of Group net debt

	30.9.05 £m	30.9.04 £m	31.3.05 £m
Cash and cash equivalents	**171**	317	259
Current asset investments	**-**	31	31
Other financial assets	**31**	-	-
Debt due within one year	**(312)**	(284)	(35)
Finance leases	**(5)**	(9)	(8)
Debt due after more than one year	**(1,653)**	(1,313)	(1,674)
Net debt at end of period	**(1,768)**	(1,258)	(1,427)
Continuing operations	**(1,784)**	(1,289)	(1,461)
Discontinued operations	**16**	31	34
Net debt at end of period	**(1,768)**	(1,258)	(1,427)

Net debt at 30 September 2005 is stated after deducting £31m in respect of the fair value of the interest rate swaps related to the Group's borrowings.

9. Basic and diluted earnings per share

The calculation of basic earnings per share for continuing and discontinued operations is based on profit attributable to equity shareholders of the Company divided by the weighted average number of Ordinary shares in issue during the period (excluding own shares held in Treasury and in the ESOP trust).

Benchmark earnings per share represents Benchmark PBT (as defined in note 4 above) less attributable taxation (calculated at the Group's effective tax rate), divided by the weighted average number of shares in issue, and is disclosed to indicate the underlying profitability of the Group.

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes.

	Six months to		Year to
	30.9.05	30.9.04	31.3.05
Basic earnings per share:	**pence**	pence	pence
Continuing operations	**23.1**	24.4	54.2
Discontinued operations	**4.9**	5.3	5.7
Continuing and discontinued operations	**28.0**	29.7	59.9
Effect of exceptional and other adjustment items (Note 5)	**(2.6)**	(2.1)	0.8
Adjustment between effective and actual rates of taxation	**0.1**	0.4	0.8
Benchmark	**25.5**	28.0	61.5
Diluted earnings per share:			
Continuing operations	**22.8**	24.1	53.5
Discontinued operations	**4.8**	5.2	5.6
Continuing and discontinued operations	**27.6**	29.3	59.1
Benchmark	**25.1**	27.6	60.7

	30.9.05	30.9.04	31.3.05
	£m	£m	£m
Earnings – continuing operations	**228**	244	542
Discontinued operations	**49**	53	57
Continuing and discontinued operations	**277**	297	599
Effect of exceptional and other adjustment items (Note 5)	**(26)**	(21)	8
Adjustment between effective and actual rates of taxation	**-**	4	8
Benchmark earnings	**251**	280	615

	30.9.05	30.9.04	31.3.05
	m	m	m
Weighted average number of Ordinary shares in issue during the period*	**986.5**	1,001.1	1,000.1
Dilutive effect of share incentive awards	**15.1**	12.9	12.6
Dilutive weighted average number of Ordinary shares in issue during the period	**1,001.6**	1,014.0	1,012.7

* Excluding own shares held in Treasury and in the ESOP trust

10. Dividend

	Six months to		Year to
	30.9.05	30.9.04	31.3.05
	pence	pence	pence
Interim	**9.6**	9.0	9.0
Final	**-**	-	20.5
	9.6	9.0	29.5

The dividends paid in August 2005 and August 2004 were £203m (20.5p per share) and £191m (19.0p per share) respectively. An interim dividend of 9.6p per new GUS share (2004 9.0p per existing GUS share) has been proposed (but not provided) and will be paid on 3 February 2006 to shareholders on the Register at the close of business on 6 January 2006. The cost of this dividend (2004 £90m) will depend on the number of shares in issue on 6 January 2006. If the proposals to effect a demerger of the Group's interest in Burberry and a consolidation of GUS shares are approved by shareholders at the EGM on 12 December 2005, the cost is expected to be approximately £83m. Details of the share consolidation are set out in the demerger circular.

11. Transitional adjustment on first time adoption of IAS 39

As permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards", the Group elected to defer implementation of IAS 39 "Financial Instruments: Recognition and Measurement" until the year ending 31 March 2006. On adoption of IAS 39, the Group has taken the fair value option in respect of its outstanding eurobonds, euronotes and perpetual securities. Gains or losses on these items resulting from changes in interest rates are taken to income, together with the gains or losses on the associated financial instruments.

The effect of adopting IAS 39 on the balance sheet as at 1 April 2005 is as follows:

		31.3.05 £m	Transition adjustment £m	1.4.05 £m
Current assets				
Other financial assets -	other investments	31	3	34
	interest rate swaps	-	13	13
	currency swaps and forward currency contracts	2	10	12
		33	26	59
Current liabilities				
Trade and other payables		(1,597)	(3)	(1,600)
Other financial liabilities – currency swaps and forward currency contracts		-	(3)	(3)
		(1,597)	(6)	(1,603)
Non-current liabilities				
Loans and borrowings		(1,676)	(5)	(1,681)
Deferred tax liabilities		(182)	(4)	(186)
		(1,858)	(9)	(1,867)
Other assets and liabilities		6,806	-	6,806
Total equity		3,384	11	3,395

The most significant financial instruments for the Group are its forward sales of foreign currencies to hedge the value of investments in group businesses outside the UK. The treatment of these is effectively the same under IFRS as under UK GAAP, with the fair value being recognised in the balance sheet and mark-to-market re-measurements being taken through the Group statement of recognised income and expense ("SORIE") rather than the Group income statement.

Many, but not all, of the Group's other derivatives also qualify for hedge accounting under IFRS. These gains or losses are taken through the SORIE, not the income statement.

Some of the Group's derivatives do not qualify for hedge accounting. Gains or losses on these arising from market movements are credited or charged to the income statement. These financing fair value remeasurements are excluded from Benchmark PBT and Benchmark earnings per share.

12. Related parties

There were no material transactions with related parties during the period. In the comparative periods, Experian companies made net sales and recharges to associated undertakings of £5m in the six months ended 30 September 2004 and £10m in the year ended 31 March 2005. There were no other material transactions with related parties in either comparative period.

GUS plc
UNAUDITED NOTES TO THE INTERIM FINANCIAL STATEMENTS (CONTINUED)
for the six months ended 30 September 2005

13. Summary of the impact of IFRS on the comparative periods

Detailed disclosures in respect of the effect of IFRS on the reported position and results for the six months ended 30 September 2004 and year ended 31 March 2005 were issued on 14 June 2005, and are available on the Company website at www.gusplc.com/gus/investors/ifrs. A summary of the impact of IFRS on certain key reported figures is set out below. Since that date, Wehkamp has been reclassified as a discontinued operation (Note 6), and the effect of this change on the IFRS financial statements is shown below.

Group income statement

Reported sales are reduced due to the different presentation required under IFRS in respect of discontinued operations. This restatement is set out in the segmental analysis at note 4 above. IFRS adjustments in respect of other key items within the Group income statement are as follows:

		Six months ended 30 September 2004			Year ended 31 March 2005		
	Note	Operating profit £m	Profit before tax £m	Profit for the financial period £m	Operating profit £m	Profit before tax £m	Profit for the financial year £m
As reported under UK GAAP		292	323	205	680	693	423
IFRS reclassifications:							
Lewis Group	a	(25)	(46)	-	(55)	(79)	-
Other discontinued operations	a	-	-	-	-	27	-
Tax expense of associates		-	-	-	-	(1)	-
Minority interests	b	-	-	19	-	-	49
		(25)	(46)	19	(55)	(53)	49
IFRS remeasurements:							
Share based payments	c	(9)	(9)	(9)	(7)	(7)	(7)
Catalogue costs	d	8	8	8	(1)	(1)	(1)
Reversal of goodwill amortisation	e	99	99	99	207	207	207
Amortisation of acquisition intangibles	e	-	-	-	(4)	(4)	(4)
Interest earned on pension scheme assets	f	-	1	1	-	2	2
Deferred tax charges	g	-	-	(13)	-	-	(29)
Other		1	1	6	3	6	8
		99	100	92	198	203	176
As reported under IFRS on 14 June 2005		366	377	316	823	843	648
Reclassification of Wehkamp (Note 6)		(12)	(12)	-	(21)	(23)	-
As reported under IFRS, as restated		**354**	**365**	**316**	**802**	**820**	**648**

Group balance sheet

	Note	30.9.04 £m	31.3.05 £m
Capital employed as reported under UK GAAP		3,149	3,070
Pension liabilities	f	(224)	(226)
Catalogue costs	d	(8)	(15)
Lease incentives	h	(34)	(34)
Amortisation of acquisition intangibles	e	-	(4)
Reversal of UK GAAP goodwill amortisation charge after transition	e	98	207
Goodwill impairment on transition	e	(3)	(3)
Deferred taxation	g	202	186
Dividends	i	91	202
Other		(2)	1
		120	314
As reported under IFRS		**3,269**	**3,384**

13. Summary of the impact of IFRS on the comparative periods (continued)

Notes

a. Under IFRS, the Group income statement down to profit after tax excludes the results of discontinued operations.

b. The concept of a group differs under IFRS and minority interests are regarded as equity holders of the Group. Thus rather than deducting a minority interest in arriving at profit for the financial period, the profit for the period is instead attributed to the different types of equity holders.

c. IFRS requires that the fair value of all share-based payments is charged to the income statement over the vesting period. Depending on the type of scheme concerned, the recognition, or timing, or both, of the charges to profit may differ compared with UK GAAP.

d. Under UK GAAP, catalogue costs were expensed over the period in which the catalogues generated revenue. These costs are expensed as incurred under IFRS.

e. Goodwill amortisation charged under UK GAAP after the transition date, 1 April 2004, is reversed in the IFRS financial statements. Goodwill will be subject to an annual impairment review. IFRS also requires that, on acquisition, specific intangible assets are identified and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition.

f. Under IFRS, the pension charge principally comprises a current service cost, charged to operating profit, and a financing item reported within net interest.

   Under IAS 19, the Group has adopted the option that requires the full actuarial value of the surplus or deficit of pension schemes and other post-retirement benefits to be shown on the balance sheet. Any movements in the pension assets and liabilities arising from actuarial gains and losses are recognised immediately in full through the SORIE.

g. Under UK GAAP, tax relief on goodwill written off to reserves in respect of pre-1998 US acquisitions was credited each year against the tax charge in the income statement. Under IFRS, a deferred tax asset is set up for this future relief at the time of the acquisition; as the tax relief is received, it is credited against this deferred tax asset.

h. Under UK GAAP, property lease incentives were recognised over the period to the first rent review. Under IFRS, these are recognised over the full term of the lease.

i. Under IFRS, a dividend that is proposed but not yet authorised is not accrued in the financial statements.

14. Post balance sheet event

On 28 October 2005, the Group announced an agreement to sell Wehkamp, its last remaining home shopping business. Under the terms of this agreement, Wehkamp will be sold for approximately €390m (£265m) to Industri Kapital, a private equity firm. Completion is expected in December, subject to European Union regulatory approval. The cash proceeds on completion will be used to pay down debt.

15. GUS plc website

The maintenance and integrity of the GUS plc website, www.gusplc.com, is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

GUS plc
INDEPENDENT REVIEW REPORT TO GUS PLC

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 September 2005, which comprises the Unaudited Group Income Statement for the six months ended 30 September 2005, the Unaudited Group Balance Sheet as at 30 September 2005, the Unaudited Group Cash Flow Statement for the six months ended 30 September 2005, the Unaudited Group Statement of Recognised Income and Expense for the six months ended 30 September 2005, the Unaudited Group Reconciliation of Movements in Equity for the six months ended 30 September 2005 and the related unaudited notes for the six months ended 30 September 2005. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with IFRS as adopted for use in the European Union. This interim report has been prepared in accordance with the basis of preparation set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in the 'Basis of preparation' note 1, there is however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
Manchester

16 November 2005

GUS plc
SHAREHOLDER INFORMATION

Registrar
Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone: 0870 600 3987). A text phone facility for those with hearing difficulties is available by telephoning 0870 600 3950.

Electronic communications
Shareholders can arrange to receive future GUS annual and interim reports electronically and to submit voting instructions on line at shareholder meetings by registering at www.shareview.co.uk/gusplc. The service is provided by Lloyds TSB Registrars and gives access to a comprehensive range of shareholder information, including dividend payment details.

GUS website
A full range of investor relations information on GUS is available at www.gusplc.com. This includes webcasts of results presentations given to analysts and fund managers together with the slides accompanying those presentations.

Dividend Reinvestment Plan
The GUS Dividend Reinvestment Plan ("DRIP") enables shareholders to use their cash dividends to purchase GUS shares. Shareholders who wish to participate in the DRIP for the first time, in respect of the interim dividend to be paid on 3 February 2006, should return a completed and signed DRIP mandate form to be received by the Registrar, by no later than 13 January 2006. For further details, please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone 0870 241 3018).

Share price information
The latest GUS share price is available on Teletext and also on the Financial Times Cityline Service (telephone: 0906 843 2740 (calls charged at 60p per minute)).

Share dealing facility
Existing or potential investors can buy or sell GUS Ordinary shares using a postal dealing service provided by JPMorganCazenove Limited, 20 Moorgate, London, EC2R 6DA (telephone: 020 7155 5155).

Financial calendar

Interim dividend record date	6 January 2006
Third quarter trading update	12 January 2006
Interim dividend to be paid	3 February 2006
Second half trading update	13 April 2006
Preliminary announcement of results for the year to 31 March 2006	24 May 2006
Annual General Meeting	19 July 2006

Registered office
GUS plc, One Stanhope Gate, London W1K 1AF

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements.

Burberry Ordinary Shares are listed on the Official List and traded on the London Stock Exchange. The Burberry Ordinary Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold unless pursuant to a transaction that is registered under the Securities Act, or not required to be registered thereunder, or pursuant to an exemption from the registration requirements thereof.

The Burberry Ordinary Shares referred to in this announcement have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of this announcement. Any representation to the contrary is a criminal offence in the United States.

GUS

GUS plc
One Stanhope Gate
London W1K 1AF
United Kingdom
T +44 (0)20 7495 0070
F +44 (0)20 7495 1567
www.gusplc.com

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

Ref: PGC/ann251105Trust

25 November 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	645170
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc
("THE COMPANY")

DIRECTOR/PDMR SHAREHOLDING

The Company has been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust, holds 12,986,187 Ordinary shares of 25p each in the Company at today's date. The holding announced on 4 October 2005 of 14,079,751 shares included 1,018,813 shares held in a nominee account (in respect of invested shares awarded to UK employees in accordance with the terms of the Company's Co-investment Plan) and these shares are now excluded for the purposes of these announcements. Since that date:

- On 3 November 2005, 489 shares were transferred to a nominee on behalf of a participant in the Company's Co-investment Plan; and
- During the period from 10 October to 23 November, 74,262 shares have been released in connection with the exercise of options granted under The North America Stock Option Plan.

Directors of the Company are potential beneficiaries of this ESOP and accordingly any changes in the shareholdings by the Trust are deemed to change their interests in the Ordinary share capital of the Company.